Exhibit 99.1

PetroChina
PETROCHINA COMPANY LIMITED ANNUAL REPORT
2015
Hong Kong Stock Exchange Stock Code: 857 New York Stock Exchange Symbol: PTR Shanghai Stock Exchange Stock Code: 601857

PetroChina

PETROCHINA COMPANY LIMITED ANNUAL REPORT

2015

PetroChina
PETROCHINA COMPANY LIMITED ANNUAL REPORT
2015

PetroChina

CONTENTS

002	IMPORTANT NOTICE

003	CORPORATE PROFILE

006	SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

009	CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

015	CHAIRMAN’S REPORT

018	BUSINESS OPERATING REVIEW

024	MANAGEMENT’S DISCUSSION AND ANALYSIS

037	SIGNIFICANT EVENTS

047	CONNECTED TRANSACTIONS

056	CORPORATE GOVERNANCE

068	SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

070	DIRECTORS’ REPORT

080	REPORT OF THE SUPERVISORY COMMITTEE

085	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

099	RELEVANT INFORMATION ON CORPORATE BONDS

103	INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

FINANCIAL STATEMENTS

108	PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS

182	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

241	CORPORATE INFORMATION

245	DOCUMENTS AVAILABLE FOR INSPECTION

246	CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the directors, supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

The 2015 Annual Report has been approved at the first meeting of the Board of Directors in 2016. Mr Yu Baocai, a non-executive director of the Company was absent from the first meeting of the Board in 2016 but had authorised Mr Wang Dongjin, the Vice Chairman and President of the Company in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Wang Yilin, the Chairman of the Company, Mr Wang Dongjin, the Vice Chairman and President of the Company, and Mr Zhao Dong, the Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2015, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

The Board recommends a final dividend of RMB0.02486 yuan per share (inclusive of applicable tax) for 2015, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2015 after deducting the interim dividend for 2015 paid on September 18, 2015 (in respect of A shares) and October 27, 2015 (in respect of H shares). The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 25, 2016.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

002

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Wang Yilin
Secretary to the Board:	Wu Enlai
Joint Secretary of the Company:	Mao Zefeng
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6270
Facsimile:	86(10) 6209 9557
Email Address:	jh_dong@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

003

Chief Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District,
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email Address:	jh_dong@petrochina.com.cn

Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai
Securities News and Securities Times

Internet Website Publishing this annual report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this annual report are available at:	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Name:	PETROCHINA
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

004

Other relevant information:

Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	KPMG Huazhen LLP
Address:	8th Floor, KPMG Tower, Oriental Plaza
1 East Chang An Avenue
Dongcheng District
Beijing, PRC
Signing accountants:	Gong Weili, CPA
Duan Yuhua, CPA

Overseas Auditors:
Name:	KPMG Certified Public Accountants
Address:	8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

005

SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

1. Key Financial Data Prepared under IFRS

				Unit: RMB Million
	As at or for the year ended December 31
Items	2015	2014	2013	2012	2011
Revenue	1,725,428	2,282,962	2,258,124	2,195,296	2,003,843

Profit from operations	79,252	169,833	188,642	174,519	182,461

Profit before income tax expense	57,815	156,759	178,063	166,811	184,215

Income tax expense	(15,726)	(37,731)	(35,789)	(36,191)	(38,256)

Profit for the year	42,089	119,028	142,274	130,620	145,959

Attributable to:

Owners of the Company	35,517	107,172	129,599	115,326	132,961

Non-controlling interest	6,572	11,856	12,675	15,294	12,998

Basic and diluted earnings per share attributable to owners of the company (RMB)(1)	0.19	0.59	0.71	0.63	0.73

Total current assets	349,344	391,308	430,953	392,805	361,590

Total non-current assets	2,044,500	2,014,165	1,911,157	1,776,091	1,555,996

Total assets	2,393,844	2,405,473	2,342,110	2,168,896	1,917,586

Total current liabilities	471,407	579,829	645,489	574,748	560,038

Total non-current liabilities	578,403	507,863	426,686	413,400	275,002

Total liabilities	1,049,810	1,087,692	1,072,175	988,148	835,040

Equity

Attributable to:

Owners of the Company	1,179,716	1,175,894	1,132,735	1,064,010	1,002,745

Non-controlling interest	164,318	141,887	137,200	116,738	79,801

Total equity	1,344,034	1,317,781	1,269,935	1,180,748	1,082,546

Other financial data

Capital expenditures	202,238	291,729	318,696	352,516	284,391

Net cash flows from operating activities	261,312	356,477	288,529	239,288	290,155

Net cash flows used for investing activities	(215,879)	(290,838)	(266,510)	(332,226)	(283,638)

Net cash flows (used for) / from financing activities	(45,439)	(44,312)	(12,239)	75,356	9,259

Return on net assets (%)	3.0	9.1	11.4	10.8	13.3

Note:

(1)	As at December 31, 2011, 2012, 2013, 2014 and 2015 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of issued shares of 183,021 million for each of these financial years.

006

2. Key Financial Data Prepared under CAS

(1) Key financial data and financial indicators

			Unit: RMB million
Items	For the year 2015	For the year 2014	Changes from the preceding year to this year (%)	For the year 2013
Operating income	1,725,428	2,282,962	(24.4)	2,258,124

Operating profit	56,430	153,877	(63.3)	151,711

Net profit attributable to equity holders of the Company	35,653	107,173	(66.7)	129,577

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	18,394	110,076	(83.3)	116,653

Net cash flows from operating activities	261,312	356,477	(26.7)	288,529

Weighted average returns on net assets (%)	3.0	9.3	(6.3 percentage points )	11.4

Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21

Basic earnings per share (RMB)	0.19	0.59	(66.7)	0.71

Diluted earnings per share (RMB)	0.19	0.59	(66.7)	0.71

Items	As at the end of 2015	As at the end of 2014	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2013
Total assets	2,394,094	2,405,376	(0.5)	2,342,004

Equity attributable to equity holders of the Company	1,179,968	1,176,010	0.3	1,132,850

(2) Key financial indicators by quarter

	Unit: RMB million
Items	First Quarter 2015	Second Quarter 2015	Third Quarter 2015	Fourth Quarter 2015
Operating income	410,336	467,288	427,481	420,323

Net profit attributable to equity holders of the Company	6,149	19,255	5,194	5,055

Net profit/(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	6,435	19,413	5,462	(12,916)

Net cash flows from operating activities	29,398	81,538	88,405	61,971

007

(3) Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2015
Net loss on disposal of non-current assets	(3,082)

Government grants recognised in the current period income statement	4,824

Net loss on disposal of available-for-sale financial assets	177

Reversal of provisions for bad debts against receivables	99

Gain on transfer of remaining natural gas reserves in natural gas storage	2,618

Remeasurement to fair value of pre-existing interest in acquiree	22,807

Other non-operating income and expenses	(4,157)

23,286

Tax impact of non-recurring profit/loss items	(6,186)

Impact of non-controlling interests	159

Total	17,259

(4) Items to which fair value measurement is applied

			Unit: RMB million
Name of Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Available-for-sale financial assets	835	524	(311)	177

3. Differences Between CAS and IFRS

The consolidated net profit for the year under IFRS and CAS were RMB42,089 million and RMB42,364 million respectively, with a difference of RMB275 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,344,034 million and RMB1,344,288 million respectively, with a difference of RMB254 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

008

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

	Unit: Shares
	Pre-movement		Increase/decrease(+/-)					Post-movement
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
Shares without selling restrictions	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00
1. RMB-denominated ordinary shares	161,922,077,818	88.47	—	—	—	—	—	161,922,077,818	88.47
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—

2. Issue and Listing of Securities:

(1) Issue of securities in the reporting period

In the reporting period, there was no issue of shares.

For the issuances of bonds, please refer to the section “Information on Corporate Bonds” of this annual report.

(2) Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

3. Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2015 was 627,024, including 619,755 holders of A shares and 7,269 registered holders of H shares (including 241 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) are satisfied.

009

The total number of shareholders of the Company as at February 29, 2016 was 626,690, including 619,383 holders of A shares and 7,307 registered holders of H shares (including 243 holders of the ADSs).

(1) Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase and decrease during the reporting period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	86.35	158,033,693,528	(1)	0	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.39	20,848,677,607	(3)	13,958,864	0	0
China Securities Finance Corporation Limited	State-owned legal person	0.552	1,009,752,497		952,377,147	0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	0.113	206,109,200		206,109,200	0	0
Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	Other	0.019	35,409,928		9,501,397	0	0
Hong Kong Securities Clearing Company Ltd. (HKSCC)(4)	Overseas legal person	0.009	16,345,059		8,353,664	0	0
China Construction Bank Corporation-Shanghai 180 Index ETF Securities Investment Fund	Other	0.008	13,793,156		4,390,208
Quanzheng (Shanghai) Investment Management Centre (Limited Partnership)-Quanzheng No.1 Fund	Other	0.007	12,515,328		12,515,328	0	0
National Social Security Fund-006 Portfolio	State-owned legal person	0.006	11,564,005		2,924,300	0	0
Guangdong Fengwei Property Management Co., Ltd.	Other	0.006	11,000,000		903,900	0	0

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
Note 2:	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited (“HKEX”) and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
Note 3:	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
Note 4:	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the HKEX and, acting as a nominee holder, holds the A shares of the Company in Shanghai Stock Exchange purchased by investors through the Hong Kong Stock Exchange.

010

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

				Unit: Shares
Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	158,033,693,528	(1)	A Shares
2	HKSCC Nominees Limited	20,848,677,607		H Shares
3	China Securities Finance Corporation Limited	1,009,752,497		A Shares
4	Central Huijin Asset Management Co., Ltd.	206,109,200		A Shares
5	Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	35,409,928		A Shares
6	HKSCC	16,345,059		A Shares
7	China Construction Bank Corporation-Shanghai 180 Index ETF Securities Investment Fund	13,793,156		A Shares
8	Quanzheng (Shanghai) Investment Management Centre (Limited Partnership) - Quanzheng No.1	12,515,328		A Shares
9	National Social Insurance Fund - 006 Portfolio	11,564,005		A Shares
10	Guangdong Fengwei Property Management Co., Ltd.	11,000,000		A Shares

Note (1):	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except for HKSCC Nominees Limited and HKSCC that are both the wholly-owned subsidiaries of HKEX and China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. that are holders of ordinary shares of Industrial and Commercial Bank of China Limited and China Construction Bank Corporation, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

011

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2015, so far as the directors are aware, persons other than a director, supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35
CNPC	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together the “Group”), on behalf of Accounts Managed by the Group	H Shares	1,263,935,805	(L)	Investment Manager	5.99	0.69
	H Shares	1,504,470,008	(L)	Interest of Corporation	7.13	0.82

BlackRock, Inc. (2)		318,000	(S)	Controlled by the Substantial Shareholder	0.002	0.0002
JPMorgan Chase & Co. (3)	H Shares	1,474,148,831	(L)	Beneficial Owner/ Investment Manager/ Trustee (other than Bare Trustee)/ Custodian Corporation/Approved Lending Agent	6.98	0.81

		159,042,904	(S)	Beneficial Owner	0.75	0.09

		985,089,758	(LP)	Custodian Corporation/ Approved Lending Agent	4.66	0.54

(L) Long position    (S) Short position    (LP) Lending pool

Note (1):	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2):	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,504,470,008 H shares (long position) and 318,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
(3):	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 486,113,073 H shares (long position) and 159,042,904 H shares (short position) were held in its capacity as beneficial owner, 2,939,000 H shares (long position) were held in its capacity as investment manager, 7,000 H shares (long position) were held in its capacity as trustee (other than bare trustee), and 985,089,758 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,474,148,831 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, trustee (other than bare trustee) and custodian corporation/approved lending agent.

012

As at December 31, 2015, so far as the directors are aware, save as disclosed above, no person (other than a director, supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company .. CNPC is also a state-authorised investment corporation and state-owned enterprise. Its legal representative is Mr Wang Yilin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

In 2015, CNPC was committed to building itself into a globally first-class integrated energy corporation with truly international standards. The Group will adhere to its steady development guidelines, fully implement its strategies, namely, resources, markets, internationalisation and innovation. In balancing the dynamics from both the international and domestic fronts, CNPC has put more focus on quality and profitability, gave priority to the development of oil and gas businesses. It further promoted the guidelines of increasing income, reducing expenditure, reducing costs and improving efficiency. As a result of these efforts, CNPC maintained safe and steady operation and production and its overall strength was further increased.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

CNPC is the ultimate controller of the Company.

013

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

014

Wang Yilin Chairman

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2015 for your review.

In 2015, the global economic recovery slowed down, the downward pressure on China’s economy continuously intensified, the overall supply in the oil and gas market was sufficient and the international oil prices kept dropping at a low level. Despite the complicated and severe domestic and international economic environment, the Group adhered to steady development, made overall plans for resources and markets both in the PRC and abroad, focused on developing its principal business of oil and gas operations, made timely adjustments to its production and operation strategies based on market changes, intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, reinforced the base of safety and environmental protection, and implemented a series of innovation and reform measures focusing on improvement of quality and profitability. As a result, the production and operation of the Group was stable and under control. In 2015, due to such factors as the nearly 50% fall in crude oil price as

015

compared with last year and consecutive reduction of the domestic refined oil and natural gas prices, the Group achieved a revenue of RMB1,725,428 million, representing a decrease of 24.4% as compared with last year, and the net profit attributable to owners of the Company was RMB35,517 million, representing a decrease of 66.9% as compared with last year.

Business Prospects

In 2016, the recovery of global economy is expected to be weak. With generally eased global oil supply and demand, the international oil price maintains volatile at low levels. China’s economy is expected to keep growing in a moderate and stable way, the consumption demand for oil and gas in China maintains a growth momentum as a whole, and the growth drive generated from the accelerated major strategies, such as the “One Belt One Road” initiative and reforms in energy pricing and the oil and natural gas systems, will benefit the long-term business development of the Group. The Group will adhere to its steady development guidelines, fully implement its four major strategies, namely, resources, markets, internationalisation and innovation, place an emphasis on the development of its oil and gas business, continue to optimise its business layout and asset structure, improve its capability of market interaction along the whole industry chain including production, transportation, sales, storage and trade, and actively broaden its source of income, reduce expenditure, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of its production and operation and continuously improve its market competitiveness.

In respect of exploration and production, the Group will continue to prioritise its strategy of resources and keep improving its oil and gas exploration and development level. With regards to exploration, the Group will attach equal importance to gas and oil, focus on the major basins and key series and strata, make efforts to increase the exploration investment efficiency, and strive to achieve economically recoverable reserves. The Group will organise its oil and gas production in a scientific manner, further optimise the development plan and output structure, strengthen precise oil reserves description and normalised fine water injection, and endeavor to obtain economically recoverable reserves. The Group will steadily advance the unconventional oil and gas business and continue to keep stable output and profit. In 2016, the Group expects its crude oil output to be 924.7 million barrels and natural gas output to be 3,172.0 billion cubic feet, totally equivalent to 1,453.6 million barrels.

In respect of refining and chemicals, the Group will take account of profit, market and resource situations, adhere to optimised structure, advanced technology, high quality and low-cost development, optimise its geographical layout and resource allocation, increase the output of high-profitability and high-value-added products, speed up the research and development of new products and new materials and market cultivation, and organise production in a safe, stable and flexible manner. The Group will push forward the construction of key projects in a well-paced and orderly way, improve the construction of oil product quality upgrade projects, and continuously improve its sustainable development ability and profitability. In 2016, the Group expects its crude oil processing quantity to be 1,008.6 million barrels.

016

In respect of marketing, the Group will pay close attention to the emerging features of the market, strengthen the connection between production and sales, and formulate flexible marketing strategies. The Group will accelerate the construction of its marketing network in a multi-channel and diversified manner, emphasising high-profitability and high-end markets, actively explore joint venture, cooperation, franchising and other relevant modes, build golden terminals, and continuously enhance its profitability and market competitiveness. The Group will push forward the integrated marketing of refined oil, fuel cards, non-oil business and lubricating oil, promote the deep integration of Internet technology and traditional retail business, innovate the mode of marketing, develop business extension, and cultivate new profit growth points.

In respect of natural gas and pipeline, the Group will carry out overall management over the production, import, storage, transportation and marketing links, keep improving the operating efficiency and overall results of the industry chain, strengthen supply-side management, reinforce the connection between resources and market, intensify demand-side study, exert efforts to develop high-end and high-profitability markets, and strive to expand sales and improve profits. The Group will continue to push forward the construction of key pipelines, start the continued construction and new construction of gas branches, optimise the operation of storage and transportation facilities and continuously enhance its capabilities of pipeline transportation and emergency peak shaving.

In respect of international operations, the Group will further expand international cooperation in the field of oil and gas, consolidate and develop the five major oil and gas cooperation areas, the four major strategic oil and gas channels and the three major gas and oil operation hubs, and continue to optimise the layout of the existing projects and assets. The Group will emphasize the exploration and development of key projects and high-profitability projects, and endeavour to increase reserve, output and profit. The Group will leverage on the synergy and cooperation between international trading and production, optimise resource channels and trading pace, enhance its capacity of allocation of resources and international operation level, and push forward the globalization of the Group’s gas and oil product markets.

Wang Yilin

Chairman

Beijing, the PRC

March 23, 2016

017

BUSINESS OPERATING REVIEW

1. Market Review

(1) Crude Oil Market

The supply in the international oil market was still ampler in 2015. International oil prices continued to fluctuate at a low level. The annual average spot price of North Sea Brent crude oil was US$52.38 per barrel in 2015, representing a decrease of 47.1% as compared with last year, and its price once dropped to US$36.11 per barrel on December 22, 2015, reaching a record low since the financial crisis in 2008. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$48.70 per barrel, representing a decrease of 47.8% as compared with last year. The spread between WTI and North Sea Brent further narrowed, despite a short reversal at the end of the year due to the ban lifted on crude oil export in USA.

According to the information from the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2015 was 213 million tons, representing an increase of 1.8% as compared with last year.

(2) Refined Products Market

The domestic consumption of refined products continued to slow down, among which the demand for gasoline maintained a comparatively rapid growth and the demand for diesel fell increasingly. The domestic refining capacity continued to grow and the output has increased steadily, leading to an excessive supply in the market and a continuous increase in the net exports of refined products.

According to the information from NRDC, domestically processed crude oil amounted to 479 million tons in 2015, representing an increase of 3.5% as compared with last year. Domestic output of refined products was 300 million tons, representing an increase of 4.2% as compared with last year. The apparent consumption of refined products was 276 million tons, representing an increase of 1.2% as compared with last year. Of the foregoing amount, the apparent consumption of gasoline and diesel increased by 7.0% and decreased by 3.7%, respectively, as compared with last year. The domestic gasoline and diesel prices had been adjusted 19 times in 2015. As a result, the reference gasoline price, in aggregate, dropped by RMB670 per ton and the reference diesel price, in aggregate, dropped by RMB715 per ton. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In 2015, the slow global economic recovery resulted in insufficient motivation for consumption. The excess capacity in the chemical industry was released significantly and the supply still exceeded the demand in the chemical products market. As a result of the substantial drop of crude oil price and the fierce competition in the chemical market, the prices of chemical products kept dropping after a rise in the middle of the year. But overall, such drop was less than the drop of crude oil price, leading to an improvement of the overall results of the chemical industry.

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(4) Natural Gas Market

In 2015, the domestic output of natural gas grew steadily, the growth in natural gas imports slowed down and the growth in demand for natural gas similarly slowed down, the supply and demand in the natural gas market were weakly balanced. The marketization reform of domestic natural gas price was accelerated with two price adjustments in April and November 2015, the gas prices of existing and incremental gas volume were unified and the ceiling city gate gas price for non-residential use was reduced significantly. The construction of the Oil and Natural Gas Trading Centre was pushed forward steadily.

According to the information from NRDC, domestic output of natural gas reached 135 billion cubic metres in 2015, representing an increase of 5.6% as compared with last year; natural gas imports amounted to 61.4 billion cubic metres, representing an increase of 6.3% as compared with last year; and the apparent consumption of natural gas was 193.2 billion cubic metres, representing an increase of 5.7% as compared with last year.

2. Business Review

(1) Exploration and Production

Domestic Exploration

In 2015, the group continued to push forward the Reserves Peak Growth Program and implemented precise exploration for favourable zones and series of strata. Steady progress was made in oil exploration. Five oil reserve zones, each having hundred million tons scale, were discovered and confirmed in Changqing, Xinjiang and other regions. Outstanding results in natural gas exploration were also achieved. Seven gas reserve zones, each having hundred billion cubic metres scale, were discovered and confirmed in the Sichuan Basin, the Erdos Basin and other regions.

The Group made new progress in the exploration of tight oil in the Erdos Basin and the Songliao Basin, with proven reserves of shale gas of more than one hundred billion cubic metres.

Domestic Development and Production

In 2015, the Group continued to optimise its capacity deployment and scientifically arranged the scale and pace of development. The Group deepened the refined utilization of the potentials of developed fields and exerted an effective control of natural decline to ensure the overall results of development. With regard to the natural gas business, the Group put emphasis on key gas areas, and organised its production and operation in a scientific manner, maintaining a continuous growth in the output of natural gas. Daqing oilfield continued its efforts to maintain a steady oil and gas equivalent output of 40 million tons or more. Changqing oilfield kept its highly efficient and steady production with an oil and gas equivalent output of 50 million tons or more. The Moxi-Longwangmiao gas field project with a capacity of 11 billion cubic metres in the Sichuan-Chongqing gas area was completed with high quality and efficiency and put into full operation. In 2015, the domestic business achieved a crude oil output of 806.3 million barrels, representing a decrease of 2.1% as compared with last year, a marketable natural gas output of 2,903.6 billion cubic metres, representing an increase of 0.8% as compared with last year, and an oil and natural gas equivalent output of 1,290.4 million barrels, representing a decrease of 1.0% as compared with last year.

Overseas Oil and Gas

In 2015, the Group’s overseas oil and gas cooperation projects operated in a steady and efficient way. The development of the five major oil and gas cooperation areas was further strengthened. In relation to overseas oil

019

and gas exploration, the Group adhered to the principles of overall research, scientific verification, rational organisation and increasing reserves by efficiency rather than scale. The Group focused on secondary development by deepening the geological study of oil fields, intensifying oilfield water injection, refining the management of oil reserves and adjusting output and operation arrangements in a differentiated way. The output of the Aktobe and PK projects in Kazakhstan was adjusted for optimisation and the output of the Rumaila project in Iraq continued to increase. In 2015, oil and gas equivalent output from overseas operations reached 203.5 million barrels, representing an increase of 38.3% as compared with last year, representing 13.6% of the total oil and natural gas equivalent of the Group.

In 2015, the Group’s total crude oil output reached 971.9 million barrels, representing an increase of 2.8% as compared with last year. The marketable natural gas output reached 3,131.0 billion cubic feet, representing an increase of 3.4% as compared with last year. The oil and natural gas equivalent output amounted to 1,493.9 million barrels, representing an increase of 3.0% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) was 358.1 million acres, in which the area under exploration right was 329.8 million acres and the area under mining right was 28.3 million acres. The net number of wells under drilling was 380. The net number of wells drilled during the current reporting period was 8,036.

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Summary of Operations of the Exploration and Production Segment

	Unit	2015	2014	Year-on-year change (%)
Crude oil output	Million barrels	971.9	945.5	2.8
of which: domestic	Million barrels	806.3	823.2	(2.1)
overseas	Million barrels	165.6	122.3	35.4
Marketable natural gas output	Billion cubic feet	3,131.0	3,028.8	3.4
of which: domestic	Billion cubic feet	2,903.6	2,879.3	0.8
overseas	Billion cubic feet	227.4	149.5	52.1
Oil and natural gas equivalent output	Million barrels	1,493.9	1,450.4	3.0
of which: domestic	Million barrels	1,290.4	1,303.2	(1.0)
overseas	Million barrels	203.5	147.2	38.3
Proved reserves of crude oil	Million barrels	8,521	10,593	(19.6)
Proved reserves of natural gas	Billion cubic feet	77,525	71,098	9.0
Proved developed reserves of crude oil	Million barrels	6,196	7,254	(14.6)
Proved developed reserves of natural gas	Billion cubic feet	40,406	35,824	12.8

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2015, the Group followed market changes closely, optimised the organisation of production and adjusted product structure, allocated resources and workload according to the principle of giving priority to profitability, and increased the production of those products with merchantability, high-profitability and high added value. In 2015, the Group processed 998.1 million barrels of crude oil, 69.9% of which, namely 697.8 million barrels of crude oil, were produced by the business of exploration and production of the Group, resulting in a good synergistic effect. The Group produced 91.933 million tons of refined products, with major comprehensive energy consumption indexes keeping decreasing and a number of technical and economic indicators remaining favourable. For the sale of chemical products, the Group strengthened the overall synergy, arrangement and optimisation, expanded end marketing channels and achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2015, the Group pushed forward its key refining and chemicals projects in an orderly manner. The construction of main facilities of Yunnan Petrochemical was basically completed. The construction of oil product quality upgrade and reform projects was accelerated, with the capacity of supplying the China V standard automobile gasoline and diesel to 11 eastern provinces and municipalities and other key regions.

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Summary of Operations of the Refining and Chemicals Segment

	Unit	2015	2014	Year-on-year change (%)
Processed crude oil	Million barrels	998.1	1,010.6	(1.2)
Gasoline, kerosene and diesel output	’000 ton	91,933	92,671	(0.8)
of which: Gasoline	’000 ton	32,258	30,688	5.1
Kerosene	’000 ton	5,493	4,356	26.1
Diesel	’000 ton	54,182	57,627	(6.0)
Crude oil processing load	%	84.2	86.1	(1.9 percentage point )
Light products yield	%	79.1	78.6	0.5 percentage point
Refining yield	%	93.8	93.8	—
Ethylene	’000 ton	5,032	4,976	1.1
Synthetic Resin	’000 ton	8,215	7,951	3.3
Synthetic fibre materials and polymers	’000 ton	1,348	1,293	4.3
Synthetic rubber	’000 ton	713	745	(4.3)
Urea	’000 ton	2,566	2,663	(3.6)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2015, the Group took active steps to cope with unfavourable conditions such as the slowdown in the growth rate of refined oil market demand and downturn of market price, including making scientific allocation of oil products resources, optimising marketing structure and inventory control, strengthening the marketing of products with high profitability and efficiency, emphasising on creating profits through retail business, improving the management of “stations with low efficiency and low sales”, continuously enhancing the marketing capacity per service station, and constructing golden terminals. The Group strengthened the integrated marketing of refined products, fuel cards, non-oil business and lubricants to improve customer experience, and actively explored new models such as “Internet + Marketing”, which has continuously improved the quality and standard of marketing. The marketing network was further expanded with 292 new service stations. The total number of service stations operated by the Group has reached 20,714.

International Trading Operations

The Group’s international trading operations continued to develop rapidly in 2015 by coordinating and optimising export and import resources and taking proactive actions to develop high-end and high-profit markets, which further enhanced the international trade scale and operation quality. The Group has made significant achievements in innovation, profit creation and market development.

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Summary of Operations of the Marketing Segment

	Unit	2015	2014	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	160,097	160,878	(0.5)
of which: Gasoline	’000 ton	60,651	59,821	1.4
Kerosene	’000 ton	14,683	14,016	4.8
Diesel	’000 ton	84,763	87,041	(2.6)
Market share in domestic retail market	%	39.0	39.6	(0.6 percentage point )
Number of service stations	Units	20,714	20,422	1.4
of which: owned service stations	Units	19,982	19,806	0.9
Sales volume per service station	Ton/day	10.55	10.78	(2.1)

(4) Natural Gas and Pipeline

In 2015, the Group organised allocation and transportation of oil and gas in a scientific manner, optimised the operation and management of oil and gas network pipelines, and enhanced the operating efficiency of pipelines. With respect to marketing of natural gas, the Group proactively responded to the relaxed demand and supply in the market, coordinated various resources including domestically produced gas, imported gas and liquefied natural gas, maintained the balance of business chain, strengthened the management of the demand side, continued to develop the key high-profitability markets, and continuously improved the quality and profitability of sales. The construction of key oil and gas pipelines progressed in an orderly manner. The Tieling-Jinxi Crude Oil Pipeline, the Mohe-Daqing Increasing capacity Project and other projects were successfully put into operation. The construction of East of Third West-East Gas Pipeline, Jinzhou-Zhengzhou Refined Oil Pipeline and other projects were pushed forward steadily.

As at the end of 2015, the Group’s domestic oil and gas pipelines measured a total length of 77,612 km, consisting of 48,629 km of natural gas pipelines, 18,892 km of crude oil pipelines and 10,091 km of refined product pipelines.

023

Wang Dongjin   Vice Chairman and President

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the annual report and other sections thereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2015, the Group achieved a revenue of RMB1,725,428 million, representing a decrease of 24.4% as compared with last year. Profit attributable to owners of the Company was RMB35,517 million, representing a decrease of 66.9% as compared with last year. Basic earnings per share were RMB0.19, representing a decrease of RMB0.40 as compared with last year.

024

Revenue Revenue decreased by 24.4% from RMB2,282,962 million for 2014 to RMB1,725,428 million for 2015. This was primarily due to the combined effects of the decreasing selling prices of crude oil and refined oil, and the changes in the sales volume of crude oil, natural gas, refined oil and other major products. The table below sets out external sales volume and average realised prices for major products sold by the Group and their respective percentage of change in 2015 and 2014, respectively:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2015	2014	Percentage of Change (%)	2015	2014	Percentage of Change (%)
Crude oil*	101,620	91,772	10.7	2,134	3,939	(45.8)

Natural gas (hundred million cubic metre, RMB/’000 cubic metre)	1,581.10	1,252.78	26.2	1,371	1,366	0.4

Gasoline	60,651	59,821	1.4	5,972	7,354	(18.8)

Diesel	84,763	87,041	(2.6)	4,503	6,437	(30.0)

Kerosene	14,683	14,016	4.8	3,334	5,651	(41.0)

Heavy oil	15,635	14,003	11.7	2,439	4,316	(43.5)

Polyethylene	4,270	4,159	2.7	8,202	9,724	(15.7)

Lubricant	1,150	1,498	(23.2)	8,234	9,202	(10.5)

*	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the Group.

Operating Expenses Operating expenses decreased by 22.1% from RMB2,113,129 million for 2014 to RMB1,646,176 million for 2015, of which:

Purchases, Services and Other Purchases, services and other decreased by 28.9% from RMB1,486,225 million for 2014 to RMB1,056,795 million for 2015. This was primarily due to the fact that (1) the Group’s expense for purchasing oil products was reduced as a result of the oil price drop, (2) the Group’s expense for imported gas was reduced because the quantity and price of imported LNG were both reduced, and (3) the optimisation of production and operation resulted in reduction of certain purchase costs.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees) were RMB118,082 million for 2015, representing a decrease of 2.3% from RMB120,822 million for 2014, primarily due to the fact that the Group kept improving its efficiency-based remuneration system, exerted a strict control of the total number of employees and strengthened its control of labour costs.

Exploration Expenses Exploration expenses amounted to RMB18,380 million for 2015, representing a decrease of 16.7% from RMB22,064 million for 2014. This was primarily due to the fact that the Group optimised its exploration deployment, reduced exploration costs and appropriately reduced exploration workload.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 14.3% from RMB177,463 million for 2014 to RMB202,875 million for 2015, mainly due to the assets impairment provision of RMB25,022 million accruing in accordance with the accounting standards, increased by 2.3% calculated with the same calibre as compared with last year. The Group strictly controlled capital investment and devoted major efforts to optimise its assets structure, thus effectively controlling substantial increase in depreciation, depletion and amortization.

025

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 2.9% from RMB73,413 million for 2014 to RMB71,270 million for 2015. This was primarily due to the fact that the Group proactively implemented measures for broadening sources of income, reducing expenditure, cutting costs and enhancing efficiency to strengthen control over costs and expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 13.5% from RMB237,997 million for 2014 to RMB205,884 million for 2015. As a result of the drop in the price of crude oil and the raise of the threshold for the special oil gain levy, no special oil gain levy occurred to the Group in 2015 while the Group paid such levy in an amount of RMB64,376 million in 2014. The resource tax decreased by RMB7,721 million from RMB26,305 million for 2014 to RMB18,584 million for 2015. As a result of the adjustment to the refined products consumption tax policy, the Group’s consumption tax increased by RMB45,061 million from RMB104,262 million for 2014 to RMB149,323 million for 2015.

Other Income, net Other income, net, for 2015 was RMB27,110 million, representing an increase by RMB22,255 million from RMB4,855 million for 2014. This was primarily because in 2015 the Group recognised an investment gain of RMB22,807 million derived from the integration of certain pipeline assets.

Profit from Operations The profit from operations for 2015 was RMB79,252 million, representing a decrease of 53.3% from RMB169,833 million for 2014.

Net Exchange Loss Net exchange loss for 2015 was RMB632 million, representing a decrease of 72.7% as compared with RMB2,313 million for 2014. This was primarily due to the appreciation of the US dollar.

Net Interest Expenses Net interest expenses increased by 2.7% from RMB21,723 million for 2014 to

RMB22,309 million for 2015, primarily due to slight increase in the average balance of interest-bearing debts to finance production, operation, and capital expenditures.

Profit Before Income Tax Expense Profit before income tax expense decreased by 63.1% from RMB156,759 million for 2014 to RMB57,815 million for 2015.

Income Tax Expense Income tax expense decreased by 58.3% from RMB37,731 million for 2014 to RMB15,726 million for 2015, which was primarily due to the decrease in taxable income.

Profit for the Year Profit for the year decreased by 64.6% from RMB119,028 million for 2014 to RMB 42,089 million for 2015.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests decreased by 44.6%, from RMB11,856 million for 2014 to RMB6,572 million for 2015, which was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group as a result of the crude oil price drop.

Profit Attributable to Owners of the Company The net profit attributable to owners of the Company decreased by 66.9% from RMB107,172 million for 2014 to RMB35,517 million for 2015.

(2) Segment Results

•	Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2015 was RMB 475,412 million, representing a decrease of 38.9% from RMB 777,574 million for 2014, which was primarily due to the combined effect of the drop in the crude oil and condensate oil price and the increase in the sales volume of crude oil. The average realised crude oil price of the Group in 2015 was US$48.35 per barrel, representing a decrease of 49.0% from US$94.83

026

per barrel in 2014.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 25.3% from RMB590,677 million for 2014 to RMB441,451 million for 2015, which was primarily due to the combined effect of the decrease in the crude oil special gain levy, resource tax and other relevant taxes and levies during the current period and the provisions for impairment of oil and gas assets.

The Group enhanced its control over costs and expenses continuously. The oil and gas lifting cost of the Group for 2015 was US$12.98 per barrel, representing a decrease of 5.7% from US$13.76 per barrel for 2014.

Profit from Operations In 2015, the Exploration and Production segment adhered to the low-cost strategy, optimised the production and continued to save energy and tap the potential synergies through innovation and refined management, but as affected by the adverse effect of the substantial drop in the crude oil price, realised profit from operations of the Exploration and Production segment was RMB33,961 million, representing a decrease of 81.8% from RMB186,897 million for 2014.

•	Refining and Chemicals

Revenue Revenue of the Refining and Chemicals segment decreased by 24.1% from RMB846,082 million for 2014 to RMB642,428 million for 2015, primarily due to the

027

combined effect of the fall in refined and chemicals products price and optimisation of the allocation of resources and structure of products as well as the increase in the sales volume of primary products in the Refining and Chemicals segment.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 26.7% from RMB869,642 million for 2014 to RMB637,545 million for 2015, primarily due to the combined effect of the decrease in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers and the increase in consumption tax.

In 2015, in respect of the Refining and Chemicals segment, both quality and efficiency were increased under the cost pressure of the upgrading of oil quality. The cash processing cost of refineries of the Group was RMB177.80 per ton, representing a decrease of RMB0.05 per ton from RMB177.85 per ton over the same period last year.

Profit from Operations In 2015, the Refining and Chemicals segment attached importance to the principle of market orientation and profit, adjusted its production and operation arrangements in a timely manner, deepened benchmarking and compliance, and enhanced cost controls, becoming overall profitable for the first time since 2011. In 2015, the Refining and Chemicals segment realised profit from operation of RMB4,883 million, as compared with the operating loss of RMB23,560 million for 2014, representing an increase of RMB28,443 million in profit. Among this, the refining operations recorded operating profit of RMB4,690 million, as compared with the operating loss of RMB7,155 million for 2014 and representing an increase of RMB11,845 million in profit due to optimisation of operation and increase of gross profit; facing the downward trend of the chemical market demands, the Group kept optimising the structure of products and controlled its costs, and realised profit from operation of RMB193 million, representing an increase of RMB16,598 million in profit, compared with the operating loss of RMB16,405 million for 2014.

•	Marketing

Revenue Revenue of the Marketing segment decreased by 28.6% from RMB1,938,501 million for 2014 to RMB1,383,426 million for 2015, primarily due to continuous downward adjustments in the refined oil price and a decrease in the sales volume of diesel.

Operating Expenses Operating expenses of the Marketing segment decreased by 28.4% from RMB1,933,080 million for 2014 to RMB1,383,926 million for 2015, primarily due to a decrease in the expenses arising from the purchase of refined oil from external supplier.

Profit from Operations In 2015, the Marketing segment aimed to maximise the total value of the Company, optimised connection between production and sales and inventory management, intensified cost and expense control and increased the profit from non-oil businesses. However, due to factors including a reduced speed of growth of the domestic economy and mild demand from the market, the Marketing segment recorded an operating loss of RMB500 million for 2015 as compared with the profit of RMB 5,421 million for 2014, representing a decrease of RMB5,921 million.

•	Natural Gas and Pipeline

Revenue Revenue of the Natural Gas and Pipeline segment amounted to RMB281,778 million for 2015, which was generally the same as that of RMB284,262 million for 2014, primarily due to the combined effect of the increases in the sales volume of natural gas and the decrease in the sales income of city gas and liquefied petroleum gas (“LPG”).

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB230,547 million for 2015, representing a decrease of 15.0% as compared to RMB271,136 million for 2014, primarily due to the decrease in the expense of imported natural gas.

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Profit from Operations In 2015, the Natural Gas and Pipeline segment strengthened developing high-profitability market, continued to improve the marketing ability and profitability, realised an increase in both volume and profitability of sales of natural gas, and achieved a profit from operations of RMB51,231 million for 2015, representing an increase of RMB38,105 million as compared to RMB13,126 million for 2014. Excluding the effect brought about by the investment income of RMB22,807 million generated from the integration of certain pipeline assets in 2015, the profit from operations increased by RMB15,298 million as compared with last year. In 2015, the Natural Gas and Pipeline segment recorded a net loss of RMB16,299 million from sales of imported gas, representing a decrease of loss of RMB18,721 million as compared with last year and consisting of a loss of RMB6,216 million from the sales of 30.552 billion cubic metres of natural gas imported from Central Asia, a loss of RMB8,519 million from the sales of 5.702 billion cubic metres of imported LNG, and a loss from RMB4,073 million for the sales of 4.623 billion cubic metres of natural gas imported from Myanmar.

In 2015, the Group’s international operations(note) realised a Revenue of RMB540,239 million, representing 31.3% of the Group’s total revenue. Loss before income tax expense amounted to RMB8,349 million, primarily due to the provision for impairment for oil and gas assets of certain overseas subsidiaries incurred in 2015.

Note:	The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

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(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2015	As at December 31, 2014	Percentage of Change
	RMB million	RMB million	%
Total assets	2,393,844	2,405,473	(0.5)
Current assets	349,344	391,308	(10.7)
Non-current assets	2,044,500	2,014,165	1.5
Total liabilities	1,049,810	1,087,692	(3.5)
Current liabilities	471,407	579,829	(18.7)
Non-current liabilities	578,403	507,863	13.9
Equity attributable to owners of the Company	1,179,716	1,175,894	0.3
Share capital	183,021	183,021	—
Reserves	284,940	285,570	(0.2)
Retained earnings	711,755	707,303	0.6
Total equity	1,344,034	1,317,781	2.0

Total assets amounted to RMB2,393,844 million, representing a decrease of 0.5% from that as at the end of 2014, of which:

Current assets amounted to RMB349,344 million, representing a decrease of 10.7% from that as at the end of 2014, primarily due to the decrease in inventories.

Non-current assets amounted to RMB2,044,500 million, representing an increase of 1.5% from that as at the end of 2014, primarily due to the combined effect of increase in properties, plants and equipment, intangible assets and other non-current assets, as well as the decrease in investments in associates and joint ventures.

Total liabilities amounted to RMB1,049,810 million, representing a decrease of 3.5% from that as at the end of 2014, of which:

Current liabilities amounted to RMB471,407 million,

representing a decrease of 18.7% from that as at the end of 2014, primarily due to the decrease in short-term borrowings.

Non-current liabilities amounted to RMB578,403 million, representing an increase of 13.9% from that as at the end of 2014, primarily due to the increase in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,179,716 million, representing an increase of 0.3% from that as at the end of 2014, primarily due to the increase in undistributed profits.

(4) Cash Flows

As at December 31, 2015, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

030

The table below sets forth the net cash flows of the Group for 2015 and 2014 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2015	2014
	RMB million	RMB million
Net cash flows from operating activities	261,312	356,477
Net cash flows used for investing activities	(215,879)	(290,838)
Net cash flows used for financing activities	(45,439)	(44,312)
Translation of foreign currency	(999)	1,044
Cash and cash equivalents at end of the year	72,773	73,778

•	Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2015 amounted to RMB261,312 million, representing a decrease of 26.7% from RMB356,477 million in 2014. This was mainly due to the combined effect of profit decrease and change of working capital during the report period. As at December 31, 2015, the Group had cash and cash equivalents of RMB72,773 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 52.9% were denominated in Renminbi, approximately 43.3% were denominated in US Dollars, approximately 2.2% were denominated in HK Dollars and approximately 1.6% were denominated in other currencies).

•	Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2015 amounted to RMB215,879 million, representing a decrease of 25.8% from RMB290,838 million in 2014. The decrease was primarily due to the combined effect of the adjustment by the Group of investment plans based on the oil price trend and market change, decrease in capital expenditures during the current report period and payment of considerations for integration of certain pipelines assets.

•	Net Cash Flows Used for Financing Activities

Net cash flows used by the Group for financing activities in 2015 was RMB45,439 million, representing an increase of 2.5% from RMB44,312 million in 2014. This was primarily due to the combined effect of the efforts of the Group in optimising funding arrangement, effectively supporting production and operation, strengthening the management of its interest-bearing borrowings, overall arrangement and optimisation of its debt structure, and reducing the cost rate of financing resulted in the increase in long-term borrowings and the decrease in short-term borrowings during the current reporting period.

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The net liabilities of the Group as at December 31, 2015 and December 31, 2014, respectively, were as follows:

	As at December 31, 2015	As at December 31, 2014
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	106,226	169,128
Long-term borrowings	434,475	370,301

Total borrowings	540,701	539,429

Less: Cash and cash equivalents	72,773	73,778

Net borrowings	467,928	465,651

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The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2015	As at December 31, 2014
	RMB million	RMB million
Within 1 year	125,377	189,435
Between 1 and 2 years	114,772	76,999
Between 2 and 5 years	267,560	222,379
After 5 years	107,439	128,580

	615,148	617,393

Of the total borrowings of the Group as at December 31, 2015, approximately 66.3% were fixed-rate loans and approximately 33.7% were floating-rate loans. Of the borrowings as at December 31, 2015, approximately 76.4% were denominated in Renminbi, approximately 22.2% were denominated in US Dollars, and approximately 1.4% were denominated in other currencies.

As at December 31, 2015, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 28.7% (29.0% as at December 31, 2014).

(5) Capital Expenditures

In 2015, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on the up-stream business while controlling the overall scale of capital expenditures reasonably at the same time and continued to enhance the sustainable development ability. In 2015, the capital expenditures of the Group amounted to RMB202,238 million, representing a decrease of 30.7% from RMB291,729 million in 2014. The table below sets out the capital expenditures of the Group for 2015 and 2014 and the estimated capital expenditures for 2016 for each of the business segments.

	2015		2014		Estimates for 2016
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	157,822	78.04	221,479	75.92	142,900	74.43
Refining and Chemicals	15,725	7.78	30,965	10.61	18,700	9.74
Marketing	7,061	3.49	5,616	1.93	10,200	5.31
Natural Gas and Pipeline	20,360	10.07	32,919	11.28	19,100	9.95
Head Office and Other	1,270	0.62	750	0.26	1,100	0.57

Total	202,238	100.00	291,729	100.00	192,000	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2015 and 2014, and the estimates for the same for 2016 would be RMB166,594 million, RMB231,480 million and RMB151,600 million, respectively.

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•	Exploration and Production

Capital expenditures for the Exploration and Production segment for 2015 amounted to RMB 157,822 million, which were primarily used for domestic oil and gas exploration projects in oil and gas fields located in Changqing, Daqing, the Southwest, Tarim, Liaohe and other oil and gas fields, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2016 will amount to RMB142,900 million. The Group will put more efforts in the work relating to key bases for domestic exploration such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, etc. For domestic development activities, the Group will focus on a stable output of crude oil and growth in the output of natural gas by developing oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest as well as unconventional resources such as coalbed methane and shale gas. Overseas operations will continue to focus on the oil and gas exploration and development of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure the effective growth of scale.

•	Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2015 amounted to RMB15,725 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the construction of oil product quality upgrade projects.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2016 will amount to RMB18,700 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, such as the 10 million tons crude oil per year refinery project of Yunnan Petrochemical and the Russian oil processing, optimising, enhancing and transforming project of Liaoyang Petrochemical, and the construction of oil product quality upgrade projects.

•	Marketing

Capital expenditures for the Group’s Marketing segment for 2015 amounted to RMB7,061 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2016 will amount to RMB10,200 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability markets and the construction of overseas oil and gas operating hubs.

•	Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2015 amounted to RMB20,360 million, which were mainly used for construction projects including Third West-East Gas Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2016 will amount to RMB19,100 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Fourth Shanxi-Beijing Gas Pipeline, the East section of Sino-Russia Natural Gas Pipeline, and the second Sino-Russia Crude Oil Pipeline, as well as the construction of natural gas branches and sales terminals.

•	Head Office and Other

Capital expenditures for the Head Office and Other segment for 2015 were RMB1,270 million, which were primarily used for research activities and development of the IT system.

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It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2016 will amount to RMB1,100 million, which are expected to be used primarily for research activities and development of the IT system.

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS.

(1) Financial data prepared under CAS

	As at December 31, 2015	As at December 31, 2014	Percentage of Change
	RMB million	RMB million	%
Total assets	2,394,094	2,405,376	(0.5)
Current assets	349,344	391,308	(10.7)
Non-current assets	2,044,750	2,014,068	1.5
Total liabilities	1,049,806	1,087,616	(3.5)
Current liabilities	471,407	579,829	(18.7)
Non-current liabilities	578,399	507,787	13.9
Equity attributable to equity holders of the Company	1,179,968	1,176,010	0.3
Total equity	1,344,288	1,317,760	2.0

For reasons for changes, please refer to the sub-section “Assets, Liabilities and Equity” under the section “The Management’s discussion and Analysis” in this annual report.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2015	Cost of principal operations for the year 2015	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	462,631	346,120	19.6	(39.2)	(19.0)	(10.4)
Refining and Chemicals	635,669	417,590	7.4	(24.3)	(40.5)	5.3
Marketing	1,369,225	1,314,525	3.8	(28.9)	(29.5)	0.7
Natural Gas and Pipeline	276,896	241,842	12.3	(1.1)	(9.1)	7.6
Head Office and Other	346	157	—	(23.5)	(25.2)	—
Inter-segment elimination	(1,060,123)	(1,060,087)	—	—	—	—
Total	1,684,644	1,260,147	13.3	(24.8)	(25.7)	(0.9)

*	Margin = Profit from principal operations / Income from principal operations

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(3) Principal operations by regions under CAS

	2015	2014	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,185,189	1,479,183	(19.9)
Other	540,239	803,779	(32.8)
Total	1,725,428	2,282,962	(24.4)

	December 31, 2015	December 31, 2014	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	1.812,079	1,754,464	3.3
Other	212,912	242,476	(12.2)
Total	2,024,991	1,996,940	1.4

*	Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

(4) Principal subsidiaries and associates under CAS

	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
Name of company	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)		47,500	100.00	282,647	60,572	222,075	7,986

CNPC Exploration and Development Company Limited		16,100	50.00	148,435	43,965	104,470	3,332

PetroChina Hong Kong Limited	HK$	7,592 million	100.00	90,836	27,581	63,255	2,883

PetroChina International Investment Company Limited		31,314	100.00	104,583	112,685	(8,102)	(10,534)

PetroChina International Co., Ltd.		14,000	100.00	121,254	81,675	39,579	1,717

PetroChina Pipelines Co., Ltd.(2)		50	72.26	279,536	84,789	194,747	1,015

Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	8,394	15,248	(6,854)	(984)

China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	6,729	4,090	2,639	93

China Petroleum Finance Co., Ltd.		5,441	49.00	640,053	596,483	43,570	5,839

Arrow Energy Holdings Pty Ltd.		AUD2	50.00	35,499	24,960	10,539	(10,753)

CNPC Captive Insurance Co., Ltd.		5,000	49.00	10,367	4,907	5,460	286

Notes: (1)	Operating income and operating profit of Daqing Oilfield Company Limited for 2015 was RMB96,453 million and RMB11,274 million respectively.
(2)	In November 2015, the Company invested and established PetroChina Pipelines Co., Ltd. and integrated the Company’s pipeline subsidiaries through this company, with a view to straightening out the equity relationships among the Company’s pipeline subsidiaries, establishing a unified pipeline assets management, operation, investment and financing platform, saving operation cost and further improving management efficiency and the overall value of pipeline assets.

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SIGNIFICANT EVENTS

1. Cash Dividend in the Recent Three Years

			Unit: RMB million
Year	Amount(inclusive of tax)	Net Profit of the Year*	Percentage of Net Profit (%)
2013	58,320	129,599	45.0
2014	48,228	107,172	45.0
2015	15,983	35,517	45.0

*	Net profit means profit attributable to the equity holders of the Company in the year as calculated in accordance with the international financial reporting standards

Formulation and Implementation of the Cash Dividend Policy of the Company

Since its listing in 2000, the Company has strictly complied with the relevant undertakings in its Prospectus for H shares and adopted a steady dividend distribution policy. Currently the Company distributes 40-50% of its annual net profit to the shareholders as dividend. The steady and active dividend distribution policy of the Company is welcomed by the shareholders and has fully protected non-controlling interests. The independent directors of the Company have performed their duties faithfully and diligently and played a desirable role.

To protect the non-controlling interests, it is expressly provided in the articles of association of PetroChina Company Limited (the “Articles of Association”) that the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to the equity holders of the Company realised in the relevant year. The Company distributes dividends twice a year, with the final dividend to be determined by the general meeting by ordinary resolution and the interim dividend by the Board of Directors as authorised by the general meeting by ordinary resolution. The Company has made decisions on dividend distribution strictly in accordance with its Articles of Association and the relevant regulatory requirements over the years.

The Company will endeavour to achieve good results so as to provide satisfactory returns to its shareholders.

2. Distribution Plan for the Final Dividend for 2015

The Board recommends a final dividend of RMB0.02486 yuan per share (inclusive of applicable tax) for 2015, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2015 after deducting the interim dividend for 2015 paid respectively on September 18, 2015 (in respect of A shares) and on October 27, 2015 (in respect of H shares). The proposed final

037

dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 25, 2016. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 7, 2016. The register of members of H shares will be closed from June 2, 2016 to June 7, 2016 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 1, 2016. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 7, 2016 are eligible for the final dividend. The final dividend of A shares and H shares for 2015 will be paid on or about June 8, 2016 and July 14, 2016, respectively.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 25, 2016. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 7, 2016.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the

038

mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 7, 2016 and will accordingly withhold and pay the individual income tax. If the country of domicile of an Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., June 1, 2016 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the

Individual H Shareholder based on the recorded Registered Address on June 7, 2016.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism , which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out

039

of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

3. Material Litigation and Arbitration

Regarding the disclosed class action proceedings brought by individual overseas shareholders before the United States Federal District Court for the Southern District of New York against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company. Details are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the website of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013, and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the United States Federal District Court for the Southern District of New York entered an order consolidating the related actions and appointing the lead plaintiff and the chief counsel.

On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and former senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The

Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions. The Company defend against such action actively according to the local judicial proceedings. (Details please refer to the 2014 interim report, 2014 annual report and 2015 interim report disclosed by the Company). On August 3, 2015, the District Court issued an Opinion and Order, granting the Company’s motion to dismiss, and directing termination of the motion and the closing of the case. On August 10, 2015, pursuant to the U.S. federal court procedure rules, plaintiffs filed notice of appeal to the United States Court of Appeals for the Second Circuit from the judgment entered by the District Court (the “Second Circuit”). On October 15, 2015, the plaintiff filed its Appeal Brief with the Second Circuit. On November 19, 2015, the Company filed its Opposition Brief in response to the Appeal Brief. On December 3, 2015, the plaintiffs filed a Reply Memorandum of Law with the Second Circuit. An oral examination session was conducted at the Second Circuit on March 16, 2016.

On March 21, 2016, the Panel of the Court of Appeals for the Second Circuit issued a Summary Order and Judgment “affirming the judgment of the district court”, thus supporting the dismissal by the district court of the plaintiff’s complaint. The plaintiff has right within 90 days from the date of the said court order to request for certiorari by the Supreme Court of the United States with regard to the decision by the Second Circuit.

During the current reporting period, the normal course of business of the Company has not been affected. The Company will try its best to defend against such action so as to protect its lawful interests.

Except for those set forth above, the Company was not involved in any material litigation or arbitration and widely media enquiry events during the reporting period.

040

4. Shareholding in Other Companies

(1) Shareholding Interests in Other Listed Companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

									Unit: HK dollars million
Stock code	Stock short name		Initial Investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY	(1)	25,758	4,708,302,133	58.33	25,758	—	—	Long-term equity investments	Acquisition and further issue of shares

Note (1):	The Group held the shares in Kunlun Energy Limited through Sun World Limited, an overseas wholly-owned subsidiary of the Company. The shares of Kunlun Energy Limited are listed on the Hong Kong Stock Exchange.

(2) Shareholding of Interests in Non-listed Financial Institutions

							Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	49.00	21,698	2,861	144	Long - term equity investment	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	2,675	140	1	Long - term equity investment	Establishment by promotion

5. Acquisitions, Disposals and Mergers during the reporting period

On December 24, 2015, through entering into a series of agreements between its subsidiary, PetroChina Pipelines Co., Ltd. (hereinafter referred to as “PetroChina Pipelines”) as the acquirer, and the Company, and the other existing shareholders (except for the Company) (hereinafter referred to as “the other transferors”) of PetroChina United Pipelines Co., Ltd. (hereinafter referred to as “United Pipelines”), PetroChina Northwest United Pipelines Co., Ltd. (hereinafter referred to as “Northwest United”), PetroChina Pipelines acquired the entire equity interests of PetroChina Eastern Pipelines Co.,

Ltd. (hereinafter referred to as “Eastern Pipelines”), United Pipelines and Northwest United held by the Company and the other transferors respectively, and the Company and the other transferors would receive consideration in form of the equity interests of PetroChina Pipelines or in cash. Pursuant to the relevant equity acquisition agreement, 100% equity interests in Eastern Pipelines, 50% equity interests in United Pipelines and 52% equity interests in Northwest United held by the Company, accounted for 72.26% equity interests in PetroChina Pipelines. The other

041

transferors jointly held 27.74% equity interests in PetroChina Pipelines by virtue of their respective equity interests in United Pipelines and Northwest United. Following the completion of this transaction, the registered capital of PetroChina Pipelines shall be increased from RMB50 million to RMB80 billion. PetroChina Pipelines acquired 13.19% equity interest held by Taikang Assets Management Co., Ltd. in United Pipelines, and 1.67% equity interest and 9.6% equity interest held by League of Nations Energy Industrial Investment Fund (Limited Liability Partnership) in United Pipelines and Northwest United, respectively, in cash consideration. The corresponding valuation results of the aforementioned equity interests are RMB16,351 million, RMB2,065 million and RMB6,627 million. Upon completion of the above transaction, PetroChina Pipelines shall hold 100% equity interests in Eastern Pipelines, United Pipelines and Northwest United, respectively.

For details of this transaction, please refer to the announcement in relation to the investment namely, using PetroChina Pipelines as An Platform to Integrate the Relevant Pipelines Companies (No.Lin 2015-035), announced by the Company on the website of the Shanghai Stock Exchange, China Securities Journal, Shanghai Securities News, and Securities Times and the announcement disclosed on the website of the Hong Kong Stock Exchange on December 24, 2015, respectively.

The above-mentioned transaction did not affect the continuity of business or the stability of management of the Group. They are conducive to the sustainable and healthy development of the natural gas pipeline business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

6. Significant Connected Transactions during the Reporting Period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

7. Material Contracts and the Performance thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profit for the year.

(2) The Company had no material guarantee during the current reporting period.

(3) The Company did not entrust any other person on wealth management during the current reporting period.

(4) The Company had no material external entrustment loans during the current reporting period.

(5) The Company had no overdue principals or interests of material bank loans during the current reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

042

8. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the “Agreement”) with the Company on March 10, 2000. As at the end of the reporting period, except for those already performed, the undertakings not performed by CNPC, the controlling shareholder of the Company, included as follows: (1) due to the fact that the laws of the jurisdiction where ADSs are listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) upon execution of the Agreement, CNPC did not make use of the business opportunities that competed or were likely to compete with the principal business of the Company strictly in accordance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements,

CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

Save for the above undertakings, there is no material undertakings given by the Company, any shareholders, ultimate controller, purchasers, director, supervisor or senior management or other related parties during the reporting period.

9. Engagement and Disengagement of Firm of Accountants

During the reporting period, the Company has not changed its accounting firm.

During the reporting period, the Company retained KPMG Huazhen LLP to serve as the domestic auditors, and KPMG Certified Public Accountants as the overseas auditors, for 2015. Remuneration in respect of the 2015 audit work amounted to RMB53 million, mainly for the provision of auditing services for the Company’s domestic and international needs, in which the financial report auditing fee amounted to RMB44 million and the financial report internal control auditing fee amounted to RMB9 million. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS in this annual report for details of the remuneration of the auditors.

As at the end of the reporting period, KPMG Huazhen LLP and KPMG Certified Public Accountants have provided audit service to the Company for three years.

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10. Penalties on the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder and Ultimate Controller and Remedies thereto

During the reporting period, none of the Company or its current directors, supervisors, senior management, controlling shareholder or ultimate controller of the Company was subject to any investigation by the competent authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by a stock exchange.

The incumbent and retired directors, supervisors and senior management of the Company did not receive the punishment form the securities regulatory organisations in the recent three years.

On March 16, 2015, the Company was informed by CNPC, the controlling shareholder of the Company, that Mr Liao Yongyuan, non-executive director and Vice Chairman of the Company, is currently under investigation by the competent authorities for suspected severe violation of relevant discipline and laws. The Company published an announcement regarding this matter on March 16, 2015. Mr Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive director and Vice Chairman, with immediate effect.

11. Credit Worthiness of the Company and its Controlling Shareholder and Ultimate Controller

During the reporting period, the Company and its controlling shareholder and ultimate controller, CNPC, carried out various businesses in a continuous and steady way, adhering to the philosophy of good faith and the principle of compliance with laws and regulations, and did not incur any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable.

12. Events after the Balance Sheet Date

Pursuant to the Notice on Issues Concerning Further Improving the Refined Oil Price for the Establishment of the Refined Oil Price Mechanism (Fa Gai Jia Ge [2016] No. 64), it is prescribed that commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of refined oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price in China shall remain unadjusted or shall be slightly adjusted upwards in principle. There shall also be a liberalization of the ex-factory price of the LPG.

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13. Other Significant Matters

(1) Increase of in the Threshold of the Crude Oil Special Gain Oil Income Levy

On December 25, 2014, the Ministry of Finance issued the Notice on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115) which prescribed that the threshold of the crude oil special gain levy will be increased to US$65 per barrel, which has 5 levels and is still calculated and charged according to the progressive and valorem rate on the excess amounts from January 1, 2015.

The above-mentioned event did not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the exploration and production business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

(2) The Reform of the Policy of Price of Natural Gas

On February 26, 2015, the NDRC issued the Notice about Adjusting the Price of Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2015] No. 351) which prescribed the price of domestic natural gas of existing and incremental gas volume were officially unified, commencing from April 1, 2015. In consideration of the price movement of alternative energy such as fuel oil and LPG in the second half of 2014 and the current pricing mechanism of natural gas, the ceiling city gate gas price for incremental volume will decrease by RMB 440/Kilostere and the ceiling city gate gas price for existing volume will increase by RMB 40/Kilostere.

On November 18, 2015, the NDRC issued the Notice on Reducing the Price of Natural Gas for Non-resident Use and Further Promoting the Reform of Prices Marketization (Fa Gai Jia Ge [2015] No. 2688) which prescribed that commencing from November 20, 2015, the city gate price ceiling for non-residential users would be decreased by RMB700/Kilostere and the current preferential policy for natural gas used by fertilizer makers would continue and the price level would remain unchanged. In order to improve the marketization of the nature gas price, by setting the decreased city gate price ceiling for non-residential users as a benchmark city gate price, the supply side and demand side may determine the specific city gate price within the range of an upward adjustment of 20% (which is allowed starting from November 20, 2016) and an unlimited downward adjustment upon negotiation and based on the benchmark city gate price.

This above-mentioned events did not affect the continuity of business or the stability of management of the Group. They are conducive to the sustainable and healthy development of the natural gas business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

(3) The Promulgation of the Policies Concerning Raising the Refined Oil Consumption Tax

On January 12, 2015, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) , the unit amount of the consumption tax on gasoline, naphtha, solvent oil and lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB1.4 per litre to RMB 1.52 per litre and from RMB1.1 per litre to RMB1.2 per litre respectively commencing from January 13, 2015. Collection of tax on jet fuel will continue to be suspended.

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This event did not affect the continuity of business or the stability of management of the Group and will not significantly affect the sustainable and healthy development of the refining and chemicals and the marketing business of the Group, the future financial conditions and operating results of the Group.

(4) Accelerating the Implementation of Policies on Upgrading the Quality of the Refined Oil

On May 5, 2015, seven governmental authorities, including the NDRC, the Ministry of Finance, the Ministry of Environmental Protection, the Ministry of Commerce, the State Administration for Industry and Commerce, the General Administration of Quality Supervision, Inspection and Quarantine and the National Energy Administration, issued the Work Proposal on Accelerating the Upgrading of the Quality of the Refined Oil (Fa Gai Neng Yuan [2015] No. 974) , which prescribed that the scope of implementation of China V Standards for gasoline and diesel oil for automobiles shall be extended from the previously planned major cities in Beijing-Tianjin-Hebei, Yangtze River Delta and Pearl River Delta regions to 11 provinces and municipalities covering the entire eastern region (Beijing, Tianjin, Hebei, Liaoning, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Hainan). From January 1, 2016, gasoline for automobiles (including E10 ethanol-containing gasoline) and diesel oil for automobiles (including B5 biodiesel) conforming to the China V Standards shall be generally supplied to the eastern region. There will also be an early implementation of the supply of gasoline and diesel oil for automobiles that conform to China V Standards in China with one year ahead of the original scheduled date of January 1 2018. Additional requirements will also be imposed in connection with the upgrade of the ordinary diesel oil. From January 1 2018, the sulphur content in the ordinary diesel oil supplied throughout China shall be same as that in the diesel oil for automobiles that conforms to China V Standard (hereinafter referred to as “China V Standard Ordinary Diesel Oil”) and non-China V Standard Ordinary Diesel Oil shall no longer be supplied in China.

This event did not affect the continuity of business or the stability of management of the Group and will not significantly affect the sustainable and healthy development of the refining and chemicals and the marketing business of the Group, the future financial conditions and operating results of the Group.

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CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions under the Listing Rules and the listing rules of the Shanghai Stock Exchange (“SSE Listing Rules”). China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC Exploration and Development Company Limited (“CNPC E&D”), a non-wholly owned subsidiary of the Company. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

The following connected transactions constitute the “connected transactions” or “continuing connected transactions” as defined under Chapter 14A of the Listing Rules and satisfied relevant disclosure requirements thereof. For details of the following connected transactions, please refer to the relevant announcements published on the websites of the Hong Kong Stock Exchange and the Company.

One-off Connected Transactions

1. Assets Transfer Transaction

The Company’s Xinjiang Oil Field Company, Southwest Oil & Gas Field Company, Huabei Oilfield Company, Dagang Oil Field Company, Liaohe Oil Field Company and Changqing Oil Field Company (“Transferors”) and Xinjiang Autonomous Region Petroleum Administration, Sichuan Petroleum Administration, Huabei Petroleum Administration, Dagang Oil Field (Group) Co., Ltd., Liaohe Petroleum Exploration Bureau and Changqing Petroleum Exploration Bureau (“Transferees”) entered into the assets transfer agreements on November 25, 2015 in respect of the transfer of the assets, namely, the remaining reserves of natural gas of six commercial gas storage at Xinjiang Hutubi, Southwestern Xiangguosi, North China Suqiao, Dagang Bannan, Liaohe Shuang 6 and Changqingshan 224. All the Transferees are subsidiaries of CNPC owned by the whole people (except for Dagang Oil Field Co., Ltd., which is a state-owned company).

In accordance with the assets transfer agreements, the Transferors transfer to the Transferees the remaining reserves of natural gas of Xinjiang Jungar Basin Hutubi Gas field Hu 2 Well Block, Sichuan Basin Xiangguosi Gas Field Xiang 10/18 Well Block, Xiang 1/5 Well Block and Xiang

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6 Well Block, Hebei Province Bohai Bay Basin Wenan-Chaheji Oil Field Guxinzhuang and Su 1 South Block, Tianjin Municipality Bohai Bay Basin Banqiao Oil Field Bai 8, Bai 6-1 and Ban G1 Block, Liaoning Province Bohai Bay Basin Liaohe Depression Shuangtaizi Oil Field Shuang 6 Block and Shanxi-Inner Mogolia Erdos Basin Jingbian Gas Field’s Northern Natural Gas Shan 224 Well Block Ordovician System Majagou Group Ma V 1 and Ma V 2 (“Target Assets”).

The Transferees shall pay a total consideration of RMB3,509 million to the Transferors based on the valuation of transfer of Target Assets. Such consideration was determined with reference to the value of the remaining reserves of natural gas as confirmed in the valuation conducted by China Enterprise Appraisals Co., Ltd., Beijing in respect of the Target Assets at the Valuation Reference Date (June 30, 2015) and adjusted by reference to changes of gain or loss of the Target Assets occurring from the Valuation Reference Date to the Closing Date (November 30, 2015 or the date on which the closing conditions are satisfied, whichever is later).

The construction of natural gas storage facilities will meet the gas peak-shaving needs of the Company and is beneficial to the gas production and operation of the Company. By now the construction of six gas storage facilities in Xinjiang Hutubi, Southwestern Xiangguosi, North China Suqiao, Dagang Bannan, Liaohe Shuang 6 and Changqing Shan224 has been completed by CNPC. To ensure the normal operation of these facilities, the Company proposed to transfer the Target Assets to CNPC as its foundation Cushion Gas. The transfer by the Company of such remaining reserves of natural gas to the gas storage investors will help clarify the assets relationship between the Company and CNPC, sort out the settlement relationship and recover cash flow in advance.

2. Integration of Pipeline Assets

On December 24, 2015, the Company’s wholly-owned subsidiary PetroChina Pipelines entered into a series of equity acquisition agreements with the Company, League of Nations Energy Industrial Investment Fund (“Guolian Fund”), National Council for Social Security Fund (“NCSSF”), Taikang Life Insurance Company Limited (“Taikang Life”), Baoshan Iron & Steel Company Limited (“Baosteel”), New China Life Insurance Company Ltd. (“New China Life”), Jiaxing Nongying Investment Partnership (Limited Liability Partnership) (“Jiaxing Nongying”), Youngor Group Company Limited (“Youngor”), Zhuhai Rongyou Equity Investment Partnership (“Zhuhai Rongyou”), Hwabao Investment Co., Ltd. (“Hwabao Investment”), Jiaxing Zhuorui Investment Partnership (Limited Liability Partnership) (“Jiaxing Zhuorui”), and Generali China Life Insurance Co. Ltd. (“GCLI”) (collectively referred to as the “Sellers”), pursuant to which PetroChina Pipelines agrees to acquire, and the Sellers and Taikang Assets Management Co., Ltd. (“Taikang Assets”, collectively referred to as the “Other Transferors”) agree to sell, the equity interests of Eastern Pipelines, United Pipelines and Northwest United (collectively referred to as the “Target Companies”) held by them respectively (PetroChina Pipelines acquired the 13.19% equity interest of United Pipelines held by Taikang Assets, the 1.67% equity interest of United Pipeline and the 9.6% equity interest of Northwest United held by Guolian Fund in cash consideration).

CNPC is the controlling shareholder of the Company and holds 50% of the equity interests of GCLI, one of the Other Transferors. Pursuant to the Listing Rules, GCLI is an associate of CNPC and thus a connected person of the Company.

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PetroChina Pipelines shall pay consideration in form of its equity interests to the Sellers under the relevant equity acquisition agreements. Prior to the transaction, the Company holds 100% equity interests in Eastern Pipelines, 50% equity interests in United Pipelines and 52% equity interests in Northwest United, which, as agreed among the parties, will account for 72.26% of the enlarged share capital of PetroChina Pipelines after the transation. The total equity interests held by the Other Transferors in the Target Companies (13.19% equity interests in United Pipelines held by Taikang Assets, 1.67% and 9.6% equity interests in United Pipelines and Northwest United held by Guolian Fund respectively, which shall be acquired by PetroChina Pipelines in cash) will account for 27.74% of the enlarged share capital of PetroChina Pipelines after the transaction. GCLI holds 1.39% of the equity interest in United Pipeline prior to the transaction and will hold 0.68% of the equity interest of PetroChina Pipelines after the transaction.

The considerations of the transaction (including the cash consideration in the equity transfer agreements entered into by PetroChina Pipelines and the shareholders of United Pipeline, i.e. Taikang Assets and Guolian Fund, and the shareholder of Northwest United, i.e. Guolian Fund) were negotiated and entered into by all parties on an arm’s length basis and on normal commercial terms with reference to the valuation results of the equity interests of the Target Companies prepared by China Enterprise Appraisals Co., Ltd., Beijing as of the Reference Date (June 30, 2015) and adjusted by the capital increase or deduction and dividends payment after the Reference Date.

Currently the assets of the first, second and third West East Gas Pipeline projects are managed and operated under three different entities by region or by route, namely Eastern Pipelines, United Pipelines and Northwest United. Such divided management and shareholding structures are not in line with the requirements to operate the pipeline assets on a unified basis. Going forward, along with the increasing scale of the pipeline networks, it is necessary for the Company to establish a unified platform to be responsible for financing and implementing subsequent investment and managing of these pipeline networks. Through this transaction, the ownership structure among the various pipeline operating companies will be streamlined and a single platform will be established for the management, operation, investment and financing of the pipeline assets to further improve management efficiency and save operational costs. It will lay a solid foundation for the overall planning and implementation of future pipeline projects and will further enhance the value of the pipeline assets.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained the approval of the independent shareholders and independent directors at the first extraordinary general meeting dated October 29, 2014, and the third meeting of the Sixth Session of the Board of Directors dated August 27, 2014 and August 28, 2014 respectively, for a renewal of and amendments to the existing continuing connected transactions and the new continuing connected transactions and for the proposed new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2015 to December 31, 2017. Details of the above transactions were set out in the Company’s announcements in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on August 28, 2014 and on the website of Shanghai Stock Exchange on and August 29, 2014 respectively, the Company’s circular in respect of continuing connected transactions published on the website

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of the Hong Kong Stock Exchange on October 9, 2014, and the Company’s announcement in respect of passing resolutions at the extraordinary general meeting published on the website of the Hong Kong Stock Exchange on October 29, 2014 and on the website of the Shanghai Stock Exchange on October 30, 2014, respectively.

In 2015, the Group and CNPC carried out the existing continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 28, 2014 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and jointly-held companies and (B) by CNPC and jointly-held companies to the Group, of a range of products and services.

The Comprehensive Agreement entered into force on January 1, 2015 with an effective term of 3 years.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide to the jointly-held companies financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

•	Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications;

•	Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

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•	Financial services, including loans and other financial assistance, deposit services, entrustment loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of

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adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on August 25, 2011, pursuant to which the area of the leased land parcels was reconfirmed to be 1,783 million square metres and the annual rental fee was adjusted to not more than RMB3,892 million (exclusive of taxes and government charges). The supplemental agreement took effect from January 1, 2012 after the approval of the Board of Directors. The details of the supplemental agreement were set out in the Company’s announcements in respect of continuing connected transactions published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on August 25, 2011 and August 26, 2011, respectively, and the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011. On August 28, 2014, the Company and CNPC issued the confirmation letters separately, both parties agreed that the area and the rental of the leased land will be adjusted, the Company agreed to lease approximately 1,777 million square metres land to CNPC and the annual fee of the land was adjusted to approximately RMB4,831 million according to the market condition of land. Except for the term about the area and the rental of the land, the other terms in the Land Use Rights Leasing Contract and Supplemental Agreement remain unchanged. The confirmation letters will be effective since January 1, 2015.

4. Buildings Leasing Contract

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 per year per square metre. The Buildings Leasing Contract will expire on November 4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price. On August 28, 2014, the Company and CNPC issued the confirmation letters separately, both parties agreed that the area and the rental of the leased building will be adjusted, the Company agreed to lease approximately 1,179,586 square metres building from CNPC and the annual fee of building was adjusted to approximately RMB708 million according to the readjusted area of the leased building and the market condition. Except for the term about the area and the rental of the building, the other terms in the Buildings Leasing Contract (amended) remain unchanged. The confirmation letters will be effective since January 1, 2015.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

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6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

As of December 31, 2015, CNPC has been in the process of executing in aggregate 35 projects contemplated under the production sharing contracts, in respect all of which the transfer of rights under the production sharing contracts between CNPC and the Company has been completed. CNPC has assigned to the Company all of its rights and obligations under the production sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The directors believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

The following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006, on December 28, 2006:

•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included within the caps for the continuing connected transactions between the Group and CNPC.

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2015 to December 31, 2017:

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(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

	Proposed annual caps
Category of Products and Services	2015	2016	2017
	RMB million
(i) Products and services provided by the Group to the CNPC and jointly-held companies	179,863	185,905	195,310
(ii) Products and services provided by CNPC to the Group
(a) Construction and technical services	301,209	302,950	276,386
(b) Production services	284,362	296,073	309,909
(c) Supply of materials services	42,346	39,995	40,977
(d) Social and ancillary services	10,144	10,626	11,137
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits (Among which, the aggregate of daily highest amount of deposits with China Petroleum Finance Co., Ltd and total amount of interests accrued thereon shall not exceed RMB46,900 million)	70,000	70,000	70,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	1,314	1,972	2,320
- Rents and other payments made under financial leasing	10,000	10,000	10,000
(iii) Financial services provided by the Group to the jointly-owned companies	32,579	31,971	31,362
(iv) Fee for land leases paid by the Group to CNPC (excluding taxes)	4,831	4,831	4,831
(v) Rental for buildings paid by the Group to CNPC	708	708	708

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at nil consideration.

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2015, the independent non-executive directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into during the ordinary course of business of the Company;

(ii) the connected transactions mentioned above have been entered into based on normal commercial terms or more favourable terms;

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(iii) the connected transactions mentioned above have been conducted in accordance with the relating agreements and the terms if fair and reasonable and comply with the interests of the shareholders of the Company taken as a whole.

Auditor’s Confirmation

The auditor of the Company has audited the abovementioned transactions and has provided to the Board of Directors a letter:

(i) have not been approved by Board of Directors of the Company;

(ii) all the connected transactions related to the goods or services provided by the Group have not been proceeded in any material aspect according to the pricing policies of the Group;

(iii) have not been proceeded in any material aspect according to the agreements related to the transactions;

(iv) have exceeded the caps.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected party	RMB million	%	RMB million	%
CNPC and its subsidiaries	80,045	4.64%	292,620	18.49%
Other connected parties	33,178	1.92%	34,744	2.20%
Total	113,223	6.56%	327,364	20.69%

Connected obligatory rights and debts

					Unit: RMB million
	Funds provided to connected party			Funds provided to the Group by connected party
Connected parties	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries				364,789	(38,118)	326,671
Other connected parties	3,502	(120)	3,382
Total	3,502	(120)	3,382	364,789	(38,118)	326,671

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CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the reporting period, the Company managed its operations in accordance with domestic and overseas regulatory requirements. In accordance with the Articles of Association and related laws and regulations as well as the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company constantly formulates, improves and effectively implements various systems and related procedures for the Board of Directors and each of the special committees under the Board of Directors. The Measures on Management of Information Disclosure and the Measures on Registration of Information Insiders formulated by the Company have increased the accountability on the relevant personnel with information disclosure responsibilities and have enhanced the Company’s security work in respect of certain inside information before public disclosure of annual reports. During the reporting period, the above measures were effectively implemented by the management of the Company and the Company is not aware of any breach of the relevant rules in respect of dealing in the shares of the Company, nor any major error in the annual report. In 2015, the Board of Directors of the Company strengthened the management of investment decision-making, listened to the reports of the management on the implementation of the Management System of the Company on Authorisation of Acquisition Projects and, based on the actual circumstances, adjusted and improved the provisions relating to the time limit for authorisation management and the reporting period. In accordance with the requirements of the regulatory rules of the places of listing, the Board of Directors set up a nomination committee and formulated its rules of procedure. The nomination committee convened its first meeting during the year to review the candidates for Vice Presidents and chief financial officer as proposed by the President and formed a resolution to make its recommendations thereon to the Board of Directors.

During the reporting period, the corporate governance of the Company had been in complaince with the regulatory requirements on corporate governance of listed companies laid down by the regulatory authorities and stock exchanges of the places of listing. Checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its special committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations were further standardised and its management level continued to improve.

2. Improvement of Internal Control System

The Company places great emphasis on internal control and risk management. The Company established and effectively operated its internal control system and risk management system in compliance with requirements of various authorities of the place of listing.

In 2015, the Company continued to improve its internal control system and risk management system and intensified the management and control measures by assessing risks. The Company strengthened such measures as supervision and assessment to make various work of the Company more standardized, systemized and scientific.

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Having regard to adjustments made to its existing financial departments, the Company sorted the financial procedures. In particular, the design of relevant processes and key controls has been further improved, resulting in better process efficiency and effectiveness. The Company also further strengthened its implementation of the management system of information disclosure, the criteria for identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Meanwhile, the Company further improved its internal control testing and took the initiative to communicate with the external auditor. Efforts were also used to strengthen the internal control and supervision training given to core team members. Accountability for rectification was implemented with an aim to intensifying the supervision over rectification.

The Reform and Corporate Management Department of the Company is responsible for coordinating the internal control testing conducted internally and externally and for supervising the improvement and organisation of internal control system evaluation. The Auditing Department of the Company is responsible for formulating the Company’s internal auditing system, business work standards as well as organising and implementing major or ad-hoc audits.

In 2015, the Audit Committee held six meetings, of which four meetings were on-site. The Audit Committee carefully listened to the internal control reports and reviewed the functions of the risk management system and the efficacy of internal audits. The Audit Committee considered that the Company had continuingly improved its internal control system, continued to deepen the overall risk management, optimised the management of business processes, brought the role of internal control and supervision into full play, achieving good results in general. The Committee detected problems by testing and conscientiously sorted out issues and repeated tests, which also achieved significant results. The Audit Committee suggested that, while intensifying training on management and control systems, the Company should take further actions such as circulating a notice against typical cases discovered in internal control tests and strengthen the investigation of liabilities in connection therewith, thus consolidating the good results of internal controls.

The Board is responsible for the internal control system that is relevant to establish and maintain effective financial report. The Board evaluated the internal control and risk management based on regulatory requirement and believes it was effective as at December 31, 2015. The Company discloses the internal report and internal audit report independently. KPMG Huazhen LLP engaged by the Company audited the effectiveness of internal control over financial reporting and issued a standard and unqualified audit opinion. (Detail information please refer to the 2015 internal control audit report, 2015 internal control valuation report announced by the Company on the website of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company).

3. Performance of Independent Directors’ Duties

In 2015, the independent directors of the Company earnestly and diligently performed their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents presented by the Company and actively participated in the general meetings and meetings of the Board of Directors and its special committees (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, the non-controlling interests. They played a part in the checks and balances of the decision making process of the Board of Directors. Independent directors reviewed regular reports of the Company diligently. They had discussions with

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external auditors for annual audit before and after their year-end auditing and prior to meetings of the Board of Directors. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on disclosures of information, thus ensuring the truthfulness, accuracy, timeliness and completeness of the Company’s information disclosure. During the reporting period, the independent directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of Directors. Meanwhile, the independent directors constantly kept themselves informed of relevant laws, regulations and regulatory rules and made on-site visits to base-level units of the Company. Mr Lin Boqiang and Mr Chen Zhiwu went to Daqing Oil Field for investigation and reseach. They visited the Iron Man Museum, No.1205 drilling team, and the united station of No.1 Oil Lifting Plant to get an idea of water-driven operations. Mr Zhang Biyi conducted on-site investigation and research in Tarim Oil Field. He went as far as Kela No.2 gas field and Keshen No. 15 well to get a detailed understanding of the natural gas exploration in the Kelasu structural zone and the technology for improving the speed and output of super-deep wells. He also went to Lunnan transmission station, the starting point of the west-east gas transmission project, to make on-site investigations into the integrated processing of natural gas, production and operation and the lives of employees. Mr Richard H. Matzke and Mr Zhang Biyi visited the South-American oil and gas cooperation area of the Company to get first-hand information on the operation model, return on investment, risks control and safety and environmental protection. They made very good recommendations to the Board of Directors and enhanced the pertinency and effectiveness of their decisions made.

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organisational structure and finance. The Company has independent and comprehensive business operations and management capabilities in market.

5. Senior Management Evaluation and Incentive Scheme

During the reporting period, in accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2014 by the President’s Team with reference to the achievement of the performance targets in 2014 and the business development plan of 2015, and formulated the performance contract for the President’s Team for 2015. The “Report on Assessment of the President’s Operating Results for 2014 and the Formulation of President’s Performance Contracts for 2015” was reviewed and approved at the fifth meeting of the Sixth Session of the Board.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management Officers of PetroChina Company Limited” and the “Pilot Measures of Economy Value Added of Senior Management”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2014. Certain rewards and punishments were made on

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basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2015 as well as the positions and duties of the various management officers, the Company formulated performance contracts for 2015 and signed with the middle and above level management officers and others above. The Company supplemented follow up evaluation of seasonal profit task and accordingly honoured the seasonal compensation for senior management in advance.

6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

The Company has complied with all code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended December 31, 2015.

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by directors as set out in the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the “Model Code”). Each director and supervisor has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the reporting period.

(3) Board of Directors

Pursuant to the Company’s Rules and Procedures for the Board of Directors (“Rules and Procedures for the Board of Directors”), the Board of Directors convened 4 regular meetings and 4 extraordinary meetings of Board of Directors and 10 meetings of its special committees and passed 32 resolutions of the Board of Directors and 12 opinions of its special committees during the reporting period.

For details of the composition of the Board of Directors and attendance rate of directors at regular meetings of the Board of Directors during the year, please refer to the section “Members of the Board of Directors and the attendance rate of directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material or relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

(4) Operations of the Board of Directors

The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board of Directors and the management have been clearly defined in the Articles of Association, which aims to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including annual plans for principal operations development and investment; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; distribution plans in respect of interim profit; and material issues involving corporate reorganisation of the Company. The directors and the Board of Directors carry out corporate governance duties in a serious and responsible manner. The directors attend the meetings of the Board of Directors in a serious and responsible manner, perform their duties as directors earnestly and diligently, make important decisions

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concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board of Directors and administering the Company’s day-to-day operation and management.

The Company has received a confirmation of independence from each of the four independent non-executive directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the four independent non-executive directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive directors under the Listing Rules. Mr Zhang Biyi, the independent non-executive director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the directors under the “Directors, Supervisors, Senior Management and Employees” section for biographical details of Mr Zhang Biyi. The four independent non-executive directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

The Board of Directors has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.

(5) The Chairman and President

In 2015, Mr Wang Yilin was the Chairman of the Board of Directors of the Company and Mr Wang Dongjin was the Vice Chairman and President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The primary duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the directors (including non-executive directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the directors may be re-elected for another term.

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(7) Training Attended by Directors and Company Secretary

In 2015, the directors and company secretaries participated in continuous professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board of Directors with sufficient information and up to its requests. Details of trainings attended are set out as below:

		Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
Names	Positions	Reading relevant materials	Attending training and seminars	Reading relevant materials	On-site visits
Wang Yilin	Chairman	✓		✓
Wang Dongjin	Vice Chairman and President	✓		✓
Yu Baocai	Non-executive Director	✓		✓
Shen Diancheng	Non-executive Director	✓		✓
Liu Yuezhen	Non-executive Director	✓		✓
Liu Hongbin	Executive Director	✓		✓
Zhao Zhengzhang	Executive Director	✓	✓	✓
Chen Zhiwu	Independent Non-executive Director	✓		✓	✓ one time
Richard H. Matzke	Independent Non-executive Director	✓		✓	✓ two times
Lin Boqiang	Independent Non-executive Director	✓		✓	✓ one time
Zhang Biyi	Independent Non-executive Director	✓		✓	✓ two times
Wu Enlai	Company Secretary	✓	✓	✓
Mao Zefeng	Joint Company Secretary	✓	✓	✓

Notes:	On June 23, 2015, the general meeting of the Company elected Mr Wang Yilin and Mr Zhao Zhengzhang as the directors of the Company; on the same day, the Board of Directors elected Mr Wang Yilin as the Chairman of the Company.

(8) The Examination and Remuneration Committee

The Examination and Remuneration Committee of the Board comprises three directors, including two independent non-executive directors with Mr Richard H. Matzke as the Chairman, and Mr Lin Boqiang and a non-executive director, Mr Liu Yuezhen, as members. This is in compliance with the provisions of the Corporate Governance Code. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out on the Company’s website: www. petrochina.com.cn.

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of directors and senior management (including compensations to directors and senior management for loss of office or retirement); organising the performance assessment on the President and report to the Board of Directors; monitoring the performance assessments to be conducted by the President

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on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company’s incentive programme, remuneration system and share option scheme; monitoring and appraising the effectiveness of their implementation, and providing recommendations for change and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorized by the Board of Directors.

The main work of the Examination and Remuneration Committee is as follows: participating in the formulation of policies relating to the remuneration of directors and senior management, examining and assessing the performance of the executive directors and making recommendations to the Board of Directors on the remuneration system of the executive directors and senior management.

The Examination and Remuneration Committee held one meeting during the reporting period, which was held at the first meeting of the Board of Directors in March 20, 2015. Mr Richard H. Matzke, Chairman of the Examination and Remuneration Committee, Mr Lin Boqiang and Mr Liu Yuezhen attended such meeting and considered the “Report on Assessment of the Results of Operations by the President’s Work Team for 2014 and the Formulation of President’s Performance Contract for 2015”, and issued opinion. The attendance of the members of the Examination and Remuneration Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Richard H. Matzke	1	1	0
Member	Lin Boqiang	1	1	0
Member	Liu Yuezhen	1	1	0

(9) Nomination Committee

The Nomination Committee of the Board of the Board comprises three directors, including two independent non-executive directors, with Mr Wang Yilin as the Chairman, and Mr Lin Boqiang and Mr Zhang Biyi (both independent non-executive directors) as members. The main duties of the Nomination Committee are as follows: regularly examining and discussing the structure, number of members and composition of the Board of Directors and making recommendations on the change of the Board of Directors in compliance with the strategy of the Company; researching the standards and procedures for the selection of Directors, President and other Senior Management Personnel and making recommendations to the Board of Directors; researching the diversification policy of the composition of the Board of Directors and the training system of the directors and the management; selecting qualified candidates for directors and Senior Management Personnel, examining the candidates for directors and the President and making recommendations thereon; accepting the candidate proposals made by persons entitled to nominate such candidates in accordance with the Articles of Association; reviewing the independence of independent non-executive directors and providing an assessment opinion; appointing representatives to attend the general meeting to answer inquiries of investors about the work of the Nomination Committee; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorized by the Board of Directors.

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The Nomination Committee was established upon the approval of the fifth meeting of the Board of Directors in 2015, which further improved the governance structure of the Company. The main work of the Nomination Committee is as follows: participating in the formulation of the policies relating to the nomination of directors and the nomination procedures and selection and recommendation standards for candidates for directors. The nomination was made according to the nomination policies of the Board of Directors, taking into account the objective conditions set out in the Diversification Policy of the Composition of the Board of Directors (i.e. the situation of the Company, business model and specific work requirements as well as the age, cultural and education background or professional experience of members) and giving full consideration to the benefits of the diversification of composition of the Board of Directors.

The Nomination Committee held one meeting during the reporting period. On November 24, 2015, the Nomination Committee met to review the Proposal for Nominating Mr Tian Jinghui as Vice President of the Company and the Proposal for Nominating Mr Zhao Dong as the Chief Financial Officer of the Company and made a resolution thereon. The attendance of the members of the Nomination Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Wang Yilin	1	1	0
Member	Lin Boqiang	1	1	0
Member	Zhang Biyi	1	1	0

(10) Audit Committee

The Audit Committee of the Board comprises two independent non-executive directors, Mr Lin Boqiang as the Chairman, Mr Zhang Biyi as a member, and a non-executive director, Mr Liu Yuezhen as a member.

Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the committee must be an independent non-executive director and all resolutions of the committee shall be approved by the independent non-executive directors. The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board of Directors, the senior management and external accountants on a regular basis. Meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

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During the reporting period, the Audit Committee held six regular meetings. Two of the meetings of the Audit Committee were held by way of written resolution.

The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The Audit Committee held six meetings during the reporting period. Members of the Audit Committee and their attendance rate at meetings are as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Lin Boqiang	6	6	0
Member	Zhang Biyi	6	6	0
Member	Liu Yuezhen	6	6	0

The followings were the work of the Audit Committee during the reporting period:

The Audit Committee considered the annual financial report of the Company for 2014, the profit distribution proposal for 2014, the report on the Company’s continuing connected transactions in 2014, the Audit Work Report, Working Report on Internal Control and the resolution on the engagement of the Company’s domestic and overseas auditors for 2015. The Audit Committee considered the report of KPMG addressed to it and formed a written opinion in respect of the Company’s financial report for 2014; the Written Opinion of the Audit Committee on the draft Profit Distribution Plan for 2014; the Written Opinion of the Audit Committee on the Interim Financial Report for 2015; and the Audit Opinion of the First Quarterly Report and the Third Quarterly Report of the Company.

(11) Investment and Development Committee

The Investment and Development Committee of the

Board comprises three directors including two executive directors and one independent non-executive director, Mr Wang Dongjin (Vice Chairman and President) as the Chairman, Mr Chen Zhiwu (independent non-executive director) and Mr Liu Hongbin (executive director) as members. The main duties of the Investment and Development Committee are as follows: studying the Company’s long-term development strategy proposed by the President and making recommendations thereon to the Board of Directors; studying the annual investment plan and amendments thereto proposed by the President and making recommendations thereon to the Board of Directors; reviewing the feasibility study reports or preliminary feasibility study reports on major investment and financing plans, major capital operations and asset operation projects and making recommendations thereon to the Board of Directors; studying other major matters that may influence the development of the Company and making recommendations to the Board of Directors; and other duties as required by relevant laws and regulations and listing rules of places where the Company is listed and any such other matters as authorized by the Board of Directors.

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The Investment and Development Committee held one on-site meeting during the reporting period, at which the Investment and Development Committee reviewed and approved the 2016 business development and investment plan of the Company and issued an written opinion to the Board of Directors. The attendance of the members of the Investment and Development Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Wang Dongjing	1	1	0
Member	Chen Zhiwu	1	0	1
Member	Liu Hongbin	1	1	0

(12) Health, Safety and Environmental Protection Committee

The Health, Safety and Environmental Protection Committee of the Board comprises three directors including two non-executive directors and one executive director, with Mr Shen Diancheng (non-executive director) as the Chairman, Mr Yu Baocai (non-executive director) and Mr Zhao Zhengzhang (executive director) as members. The main duties of the Health, Safety and Environmental Protection Committee are as follows: supervising the implementation of the Company’s policies regarding health, safety and environmental protection; making recommendations to the Board of Directors or President on major decisions or matters of the Company concerning health, safety and environmental protection; addressing inquiries to any major accidents arising out of the production and operation, property and assets, employees or other facilities of the Company and checking and urging the handling of such accidents; and other duties as required by relevant laws and regulations and listing rules of places where the Company is listed and any such other matters as authorized by the Board of Directors.

The Health, Safety and Environmental Protection Committee held one on-site meeting during the reporting period, at which the Health, Safety and Environmental Protection Committee reviewed and approved the 2014 health, safety and environmental protection report of the Company and issued an written opinion to the Board of Directors. The attendance of the members of the Health, Safety and Environmental Protection Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Shen Diancheng	1	1	0
Member	Yu Baocai	1	1	0
Member	Zhao Zhengzhang	0	0	0

Note:	Mr Zhao Zhengzhang was elected as a director of the Company on June 23, 2015.

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(13) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Rights and Shareholders’ Meetings” in this annual report.

(14) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company now comprises 9 members, including 5 Supervisors representing shareholders (including 1 Chairman of the Supervisory Committee) and 4 Supervisors representing employees. The Supervisory Committee of the Company reports to the shareholder’s general meeting and exercise following twelve functions: to review and propose written review opinion on the regular reports of the Company drafted by the Board of Directors; to review the financials of the Company; to supervise the conducts of the directors, Chairman, senior Vice President, Vice President, chief financial officer and other senior management officers carrying out Company duties, and to propose removal suggestions of the aforesaid officers if they violate laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings; to ask the directors, Chairman, senior Vice President, Vice President, chief financial officer and other senior management officers to rectify if their conducts violate the interest of the Company; to verify the financial materials including financial reports, operation reports and profit distribution plan to be proposed by the Board of Directors to the shareholders’ general meeting, and appoint Certified Public Accountants and practicing auditors to review in the name of the Company; to propose extraordinary shareholders’ meeting and to call and host shareholders’ general meetings when the directors fail to perform their duty under the Company Law to call and host shareholders’ general meetings; to make proposals for the shareholders’ general meetings; to represent the Company to negotiate with directors or to bring litigation claims against the directors, Chairman, senior Vice President, Vice President, chief financial officer in accordance with Article 152 of the Company Law; to conduct investigation in the event of abnormal operation of the Company; to conduct annual audit of external auditors regarding its performance together with Audit Committee of the Board of Directors and to make suggestions regarding engagement, renewal of engagement and dismissal of external audits and its audit service fees to the shareholders’ general meetings; to supervise the compliance of the connected transactions. During the reporting period, the Supervisory Committee conducted 4 meetings, including 2 on-site meetings and 2 meetings by circulation of written notice, conducted review of the 2014 annual report, the First Quarterly Report, Interim Report, the Third Quarterly Report of 2015 of the Company; attended 4 meetings of the Board of Directors, issued 5 opinions of the Supervisory Committee; attended the shareholders’ general meetings once and proposed 2 proposals to the shareholders’ general meetings.

The Supervisory Committee of the Company discharged its duties conscientiously in accordance with the Articles of Association, including conducting Supervisory Committee meetings, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has made good recommendations to major matters of the Company including production, operation and investment projects.

(15) Directors’ Responsibility in Preparing Financial Statements

The directors are charged with the responsibility to audit the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

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(16) Going Concern

The directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(17) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants”.

(18) Others

Relevant information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access to such information by the following steps:

1. From our main web page, click “Investor Relations”;

2. Next, click “Corporate Governance Structure”;

3. Finally, click on the information you are looking for.

The Board of Directors will review such regulations in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

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SHAREHOLDERS’ RIGHTS AND

SHAREHOLDERS’ MEETINGS

1. Shareholders’ Rights

(1) Shareholders’ Procedures to Propose to Convene an Extraordinary General Meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board of Directors to convene an extraordinary general meeting or class meeting in writing. The Board of Directors shall, within 10 days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board of Directors agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon passing Board resolution on the same, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board of Directors disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within 10 days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory

Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for Putting Resolutions to a General Meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional resolution(s) in writing to the convenor 10 days prior to the general meeting. The convenor shall, within 2 days upon receipt of the proposed resolution(s), serve a supplemental notice of general meeting, announcing the contents of such proposed resolution(s). The contents of any such proposed resolutions(s) shall fall within the purview of the general meeting, with clear and definite issues for consideration and

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substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

If any shareholder wishes to make a proposal in accordance with the Articles of Association, both the annual report of the Company and the investors section of the Company’s website provide specific contact information.

(3) Procedures for Enquiries of Shareholders Made with the Board of Directors

Any shareholder may make any written enquiry with the Board of Directors at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the investors section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by Chairman, President and independent directors or any intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the investors’ relations department of the Company. Some other shareholders also make more frequent use of the mailbox of the Secretary to the Board which is available to the public on the website. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ Meetings

The Company convenes shareholders’ general meetings every year pursuant to its Articles of Association. The annual general meeting for 2014 was held on June 23, 2015 at Grand Kempinski Hotel No.50, Liangmaqiao Road, Chaoyang District, Beijing. Seven ordinary resolutions were passed and approved at the meeting by more than half of the votes, which covered the 2014 Directors’ Report, 2014 Report of the Supervisory Committee, 2014 Financial Statements, 2014 Profit Distribution Plan, resolution of Authorisation to the Board of Directors to decide on 2015 Interim Profit Distribution Plan, resolution of employment of domestic and international accounting firms of the Company for 2015 and authorization for the Board of Directors to decide on their remuneration, resolution of election of directors electing Mr Wang Yilin and Mr Zhao Zhengzhang as directors. Two special resdutions were passed and approved at the meeting by more than two thirds of the votes, which was the resolution granting general mandate to the Board of Directors to issue shares of the Company and the resolution granting general mandate to the Board of Directors to issue debt financing instruments. The independent Directors of the Company did not make any proposals at the general meeting.

The resolutions passed at the above annual general meeting, together with relevant details, have been set out in the announcements published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on June 23, 2015 and June 24, 2015 respectively.

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DIRECTORS’ REPORT

The Board of Directors of the Company is pleased to present its directors’ report for perusal.

1. Review of Results of Operations and the Business Prospect of the Company during the Reporting Period

Please refer to the sections headed “Business Operating Review”, “Management’s Discussion and Analysis” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

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(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and invests funds timely to effectively control the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

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3. Contingent Liabilities

(1) Bank and other Guarantees

As at December 31, 2015, the Group has no contingent liability arising from guarantees provided.

(2) Environmental Liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal Contingencies

The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group Insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

4. Projects not Funded by Proceeds from Fund Raising

				Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return

Third West-East Gas Pipeline	130,400	55,815	Construction of western part and eastern part	Evaluations show that the project will meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning.

5. Operations of the Board of Directors

(1) The Convening of Board Meetings and the Issues Resolved

During the reporting period, the Board of Directors convened 4 regular Board meetings and 4 extraordinary Board meetings, and passed 32 resolutions.

a. The fifth meeting of the Sixth Session of the Board in 2015 was held on March 25, 2015. There should be 10 directors to be present at the meeting, and 8 directors actually attended the meeting. Mr Richard H. Matzke and

Mr Liu Hongbin authorised Mr Lin Boqiang and Mr Liu Yuezhen, respectively, by proxy to attend the meeting and vote on their behalf. The meeting reviewed and passed the following 12 resolutions (all unanimously voted for):

•	The resolution on the Company’s 2014 President Work Report

•	The resolution on the financial statements for year 2014

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•	The resolution on the draft profit distribution plan for 2014

•	The resolution on the 2014 annual report and results announcement

•	The resolution on the assessment of the results of operations by the President for 2014 and the formulation of the performance contract for 2015

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2015

•	The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board of Directors to issue shares

•	The resolution granting the general mandate to issue debt financing instruments

•	The resolution on the Working Report on internal control of the Company for 2014

•	The resolution on the sustainability report of the Company for 2014

•	The resolution on extending the authorisized management term of acquisition projects of the Board of Directors

•	The resolution on convening of the annual general meeting of the Company for 2014

b. The first extraordinary meeting of the Board of Directors of the Company in 2015 was held on April 27, 2015. There should be eleven directors to be present at the meeting, and eleven directors actually attended the meeting. The meeting reviewed and passed the following 3 resolutions (all unanimously voted for):

•	The resolution on the 2015 first quarterly report of the Company

•	The resolution on the 2014 20-F annual report of the Company

•	The resolution on PertoChina International Co., Ltd. carrying out onshore crude oil futures business

c. The second extraordinary meeting of the Board in 2015 was held on June 3, 2015. There should be eleven directors to be present at the meeting, and eleven directors actually attended the meeting. The meeting reviewed and passed the resolution on recommending Mr Wang Yilin as candidate for a director (all unanimously voted for)

d. The sixth meeting of the Sixth Session of the Board in 2015 was held on June 23, 2015. There should be eleven directors to be present at the meeting, and ten directors actually attended the meeting. Mr Liu Hongbin authorised Mr Liu Yuezhen by proxy to attend the meeting and vote on his behalf. The meeting reviewed and passed the following 3 resolutions (all unanimously voted for):

•	The resolution on the conversion of the Karamay petrochemical company into a limited liability company and the introduction of an external investor into it

•	The resolution on the change of members of the Health, Safety and Environmental Committee of the Board of Directors

•	The resolution on the election of the Chairman of the Board of Directors of the Company

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e. The fifth meeting of the Board of the Company in 2015 was held on August 26, 2015. There should be eleven directors to be present at the meeting, and 9 directors actually attended the meeting. Mr Liu Hongbin and Mr Chen Zhiwu authorised Mr Liu Yuezhen and Mr Richard H. Matzke, respectively, by proxy to attend the meeting and vote on their behalf. The meeting was chaired by Mr Wang Yilin. The meeting reviewed and passed the following 4 resolutions (all unanimously voted for):

•	The resolution on the Company’s interim financial statement of 2015

•	The resolution on the Company’s interim profit distribution plan for 2015

•	The resolution on the interim report and interim results announcement of the Company for 2015

•	The resolution on the establishment of the Nomination Committee of the Board of Directors

f. The sixth meeting of the Board of Directors of the Company in 2015 (extraordinary) was held on October 29,

2015. There should be eleven directors to be present at the meeting, and eleven directors actually attended the meeting. The meeting reviewed and passed the resolution on the third quarterly report of 2015 (all unanimously voted for).

g. The seventh meeting of the Board of the Company in 2015 was held on November 24, 2015. There should be eleven directors to be present at the meeting, and 8 directors actually attended the meeting. Mr Liu Hongbin, Mr Zhao Zhengzhang and Mr Chen Zhiwu authorised Mr Yu Baocai,

Mr Liu Yuezhen and Mr Richard H. Matzke, respectively, by proxy to attend the meeting and vote on their behalf. The meeting reviewed and passed the following 7 resolutions (all unanimously voted for):

•	The resolution on the business development and investment plan of the Company for 2016

•	The resolution on the budget report of the Company for 2016

•	The resolution on the integration of Kunlun Gas and Kunlun Energy

•	The resolution on the central Asian natural gas pipeline joint venture project

•	The resolution on the transfer of the remaining reserves of natural gas in six natural gas storage facilities in places such as Xinjiang Hutubi

•	The resolution on the appointment of Mr Tian Jinghui as the Vice President of the Company

•	The resolution on the appointment of Mr Zhao Dong as the Chief Financial Officer of the Company

h. The eighth meeting of the Board of Directors of the Company in 2015 (extraordinary) was held on December 24, 2015. There should be eleven directors to be present at the meeting, and eleven directors actually attended the meeting. The meeting reviewed and passed the resolution on using PetroChina Pipelines Co., Ltd. as a platform to integrate the relevant pipeline companies (all unanimously voted for).

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(2) Members of the Board of Directors and Attendance Rate of Directors

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Wang Yilin	5	5	0

Vice Chairman, Executive Director	Wang Dongjin	8	8	0
Non-executive Director	Yu Baocai	8	8	0
Non-executive Director	Shen Diancheng	8	8	0
Non-executive Director	Liu Yuezhen	8	8	0
Executive Director	Liu Hongbin	8	5	3
Executive Director	Zhao Zhengzhang	5	4	1
Independent Non-executive Director	Chen Zhiwu	8	6	2
Independent Non-executive Director	Richard H. Matzke	8	7	1
Independent Non-executive Director	Lin Boqiang	8	8	0
Independent Non-executive Director	Zhang Biyi	8	8	0

Notes:	On June 23, 2015, the general meeting elected Mr Wang Yilin and Mr Zhao Zhengzhang as directors of the Company; on the same day, the Board of Directors elected Mr Wang Yilin as Chairman of the Board of Directors. Mr Zhou Jiping has tendered his resignation to the Board and resigned from the positions of director and Chairman of the Board of Directors due to his age, effective after the 2014 annual general meeting. Mr Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive director and Vice Chairman, with immediate effect.

(3) Attendance of Directors at General Meetings

Position	Name	Number of Required Meetings	Attendance in Person (times)	Absence (times)
Chairman	Wang Yilin	0	0	0
Vice Chairman, Executive Director	Wang Dongjin	1	1	0
Non-executive Director	Yu Baocai	1	0	1
Non-executive Director	Shen Diancheng	1	0	1
Non-executive Director	Liu Yuezhen	1	1	0
Executive Director	Liu Hongbin	1	0	1
Executive Director	Zhao Zhengzhang	0	0	0
Independent Non-Executive Director	Chen Zhiwu	1	1	0
Independent Non-Executive Director	Richard H. Matzke	1	1	0
Independent Non-Executive Director	Lin Boqiang	1	0	1
Independent Non-Executive Director	Zhang Biyi	1	1	0

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(4) The Implementation of AGM Resolutions by the Board of Directors

All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the Special Committees of the Board of Directors

a. Nomination Committee

During the reporting period, the Nomination Committee of the Board held one meeting. On November 24, 2015, the Nomination Committee held the meeting to review the Proposal on Nominating Mr Tian Jinghui as the Vice President of the Company and the Proposal on Nominating Mr Zhao Dong as the Chief Financial Officer of the Company and formed a resolution thereon.

b. Audit Committee

During the reporting period, the Audit Committee of the Board held six meetings, of which two meetings were held by way circulation of written resolution.

On March 24, 2015, the Audit Committee reviewed the Company’s Financial Statements for 2014, the Company’s Profit Distribution Plan for 2014, Resolution on the Report on the Company’s Continuing Connected Transactions in 2014, the Company’s Audit Work Report, Working Report on Internal Control, KPMG’s Report to the Audit Committee of the Board of Directors, Resolution on the Employment of Company’s Domestic and International Accounting Firms for

2015, and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements for 2014 and the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2014, and Audit Opinion of the Audit Committee of the Board of Directors in respect of the Working Report on Internal Control.

On June 18, 2015, the Audit Committee reviewed the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On August 25, 2015, the Audit Committee reviewed the Interim Financial Report of the Company for 2015, the Interim Profit Distribution Plan of the Company for 2015, the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Company and the Proposal on the Payment of 2015 Audit Fee to KPMG, and issued the Audit Opinion of the Audit Committee of the Board of Directors in respect of the Company’s Interim Financial Report for 2015 and the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan for 2015.

On November 20, 2015, the Audit Committee reviewed the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On April 27, 2015, the Audit Committee reviewed and passed the First Quarterly Report for 2015 by way of written resolution, and issued an audit opinion.

On October 28, 2015, the Audit Committee reviewed and passed the Third Quarterly Report for 2015 by way of written resolution, and issued an audit opinion.

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c. Investment and Development Committee

During the reporting period, the Investment and Development Committee held one on-site meeting, at which it reviewed and passed the Company’s Business Development and Investment Plan for 2016 and issued an written opinion to the Board of Directors.

d. Examination and Remuneration Committee

During the reporting period, the Examination and Remuneration Committee of the Board held one meeting. On March 20, 2015, the Examination and Remuneration Committee held a meeting, which was attended by its Chairman, Mr Richard H. Matzke, and members, Mr Lin Boqiang and Mr Liu Yuezhen. The meeting reviewed the Report on Assessment of the Results of Operations by the President’s Team for 2014 and the Formulation of the Performance Contract for 2015 and issued an written opinion thereon.

e. Health, Safety and Environment Committee

The Health, Safety and Environment Committee of the Board held one on-site meeting, at which it reviewed and passed the Company’s Health, Safety and Environment Work Report for 2014 and issued a written opinion thereon.

During the reporting period, for the attendance of meetings of the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and Health, the Safety and Environment Committee, reference can be made to the “Corporate Governance” section of this Annual Report.

6. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators”.

7. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2015 are set out in Note 28 to the financial statements prepared in accordance with IFRS in this annual report.

8. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2015 was RMB2.773 billion.

9. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

10. Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

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11. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2015 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

12. Distributable Reserves

As at December 31, 2015, the reserves of the Company that can be distributed as dividends were RMB594.437 billion.

13. Management Contract

During the reporting period, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

14. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 30% of the Group’s total purchase in 2015. The purchase attributable to the largest supplier of the Group accounted for 24% of the Group’s total purchase in 2015.

The aggregate revenue derived from the major customers is set out in Note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 13% of the Group’s total sales. The revenue derived from the largest customer accounted for approximately 5% of the Group’s total sales.

Save as disclosed above, none of the directors, supervisors and their associates or any shareholder (who to the knowledge of the directors was holding 5% or more of the Company’s share capital) had any interest in any of the above-mentioned suppliers and customers.

15. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the

Company during the twelve months ended December 31, 2015.

16. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2015, the Company did not have trust deposits or irrecoverable overdue time deposits.

17. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

18. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the directors, the directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the reporting period.

19. Performance of Social Responsibilities

The Company actively performed its social responsibilities and devoted to becoming an excellent corporate citizen of the world, and adhered to the principle of “Environmental Priorities, Safety First, Quality-oriented, People-oriented”, and strictly abided by the Environmental Protection Law and other relevant laws and regulations to prevent and control

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pollution, enhance ecological protection and maintain social safety. Details of the performance of social responsibilities by the Company are set forth in the Sustainability Report published on the website of Shanghai Stock Exchange.

20. Technological Innovation

The Company strived to fully implement the State’s technological development policy of “to make innovations independently, achieve breakthroughs for key items, provide support for development and lead the future”. In adherence to the business development approach of “to take the principle operations as the strategic driving force, be oriented with the development targets and make top-level designs”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which focused on technological breakthroughs, organisation of research efforts, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable, which strongly support and guide the strategic development of the principle operations of the Company.

In 2015, the Group had 42,334 research and development personnel, accounting for 8.12% of the total number of employees of the Group, increased by 0.04 percentage point as compared with last year. The Group invested RMB19,300 million in research and development in 2015, accounting for 1.1% of the revenue of the Group, which is consistent with last year. The capitalization ratio of research and development investment was 38.5%. The Group obtained 2,505 Chinese patents and won three awards, one first prize and two second prize in the State’s Scientific Technological Invention Award. As at December 31, 2015, the Group owned a total of approximately 9,400 patents in China and overseas.

By Order of the Board

Wang Yilin

Chairman

Beijing, the PRC

March 23, 2016

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Guo Jinping Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2015, the Supervisory Committee of the Company has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law of the People’s Republic of China and the Articles of Association.

1. Meetings of the Supervisory Committee

The Supervisory Committee held four meetings during the reporting period.

On March 24, 2015, the fourth meeting of the Sixth Session of the Supervisory Committee of the Company was convened in Beijing and chaired by Mr Guo Jinping, the chairman of the Supervisory Committee. At this meeting, the Supervisory Committee reviewed and approved 9 proposals, namely, the Financial Report of

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2014, the Draft Profit Distribution Plan of 2014, the Report on Assessment of the Results of Operations by the President’s Work Team for 2014 and the Formulation of President’s Performance Contract for 2015, the Proposal for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2015, the Supervisory Committee’s Report for 2014, the Administrative Measures for the Performance of Duties by Supervisors (for trial implementation), the Supervisory Committee’s Work Summary for 2014 and Working Plan for 2015, the Sustainable Development Report of the Company for 2014 and the Annual Report of the Company for 2014 and its Summary.

On April 27, 2015, the fifth meeting of the Sixth Session of the Supervisory Committee was convened by way of written resolution. The First Quarterly Report of 2015 was reviewed and approved at the meeting.

On August 25, 2015, the third meeting of the Supervisory Committee in 2015 was convened in Beijing and chaired by Mr Guo Jinping, the chairman of the Supervisory Committee. The Interim Financial Statement of 2015, the Interim Profit Distribution Plan of 2015 and the Interim Report of 2015 and its Summary were reviewed and approved at the meeting.

On October 28, 2015, the fourth meeting of the Supervisory Committee in 2015 was convened by way of written resolution. The Third Quarterly Report of 2015 was reviewed and approved at the meeting.

2. Supervisory Committee’s presence at other meetings and performance of other works

On June 23, 2015, the Supervisory Committee attended the annual general meeting for the year 2014 of the Company and submitted the Supervisory Committee’s Report for 2014 and the Proposal for Engagement of Overseas and Domestic Accounting Firms for the Company for 2015 and Authorization to the Board to Determine the Remuneration,

which were approved at the annual general meeting.

The Supervisory Committee attended 4 meetings of the Board of Directors as non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2014 and the Interim Report of 2015 and their summaries, profit distribution, budget, investment plan, connected transactions, election of directors, project acquisitions and the President’s Working Report. The Supervisory Committee presented five opinions to the Board of Directors in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President’s Work Team.

The Supervisory Committee conducted 2 supervisory hearings, received 18 relevant reports submitted by, inter alia, the Chief Financial Officer, the Finance Department, the Reform and Management Department, the Audit Department, KPMG, the Human Resources Department, the Supervisory Department and the Office of Supervisory Committee. The Supervisory Committee reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance results of the President’s Work Team.

The Supervisory Committee completed 2 random financial auditing investigations, performed auditing on 8 departments, prepared a total of 10 investigation reports and general reports and put forward 69 recommendations.

Further, the Supervisory Committee carried out the following work:

Firstly, the supervisors continued to leverage their expertise to do a good job of topic study. In 2015, the supervisors researched such topics as the current status of pollutants discharge, investment regularization, management testing, storage and transportation of oil and

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gas and international benchmarking, three bases, audit system, and diagnosis of risks associated with oil and gas pipelines to make recommendations on the decisions and improvements of the Company, thus promoting the organic combination of supervision and management improvement.

Secondly, the Supervisory Committee furthered the regularization of connected transactions of the Company by intensifying follow-up measures on detected issues. It is one of the important duties of the Supervisory Committee to strengthen supervision of connected transactions. To build a good corporate image in the capital market and prevent market risks, the general office of the Supervisory Committee sent work liaison letters to the department of the Company in charge of connected transactions and required it to analyse reasons for detected issues from a management perspective and work out a final solution to avoid the re-occurrence of such issues by adhering to the principle of unified management of business, self-discipline and rectification. For the purpose of improving work efficiency, the financial department combined these works with the rectification of issues concerning violation of financial disciplines. They conducted an investigation into the connected transactions of the Company occurring during the period of 2013 and 2014 and provided a written report thereon to the Supervisory Committee. This further improved the regularization of connected transactions of the Company.

Thirdly, the Supervisory Committee paid attention to material potential risks of the Company and summed up experience in the internal supervision by one unit of the safety and environmental protection work of another unit within the Company. The increasingly intensified regulation by the State of safety and environmental protection is bringing more potential risks to the Company, so the Company needs to further strengthen its management and supervision in this regard. The Chairman of the Supervisory Committee discovered through investigations that certain regional companies implemented such internal mutual supervision among separate units with great success, which did not entail any additional employment and enhanced the supervision work. Therefore, the Supervisory Committee arranged for two employee representative supervisors to further summarize such experience to form a typical model worth promoting. This would be very helpful to rectify repeated or habitual violations of regulations concerning safety and environmental protection as valuable reference.

Fourthly, the Supervisory Committee performed its duties faithfully and strictly in compliance with regulatory provisions, including signing and confirming a series of documents for the issuance of corporate bonds of the Company in 2015 (together with related undertakings), confirming the information in the annual report relating to supervisors (together with related declarations and undertakings), answering the questionnaire of Bejing Securities Regulatory Bureau in relation to the work of supervisory committees, and replying to the request of Beijing Society of Listed Companies for comments on the Guidelines on the Work of the General Offices of Supervisory Committees of Listed Companies.

Fifthly, the Supervisory Committee arranged newly appointed supervisors and office personnel to attend the 2015 Training Seminar for Newly Appointed Supervisors of Listed Companies in Beijing held by Beijing Securities Regulatory Bureau and the Training Seminar on the Listing Rules of the Shanghai Stock Exchange organised by the Shanghai Stock Exchange.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee believed that, in 2015, the complicated economic situation at home and abroad posed unprecedented challenges to the production, operation and management of the Company. Despite the multiple pressures caused by the continuous substantial drop in international oil prices, the slowdown of domestic economy, excessive capacity and industrial structural adjustment and reform, the whole Company conscientiously carried out the decisions of the superior authority and met difficulties with confidence. The

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Company adjusted its production and operation strategies in a timely manner based on changes in the market, and tried its best to achieve a steady growth by increasing income, improving efficiency and reducing expenditure and costs. The Company brought the role of oil and gas exploration as a pillar of business into full play, and its refining and chemicals businesses succeeded in turning losses into profits. The ability of the Company to cope with changes in the market of refined products was further improved. The profitability of the natural gas and pipeline businesses was enhanced continually. The overseas businesses achieved a safe, steady and effective growth. The overall operation of the Company maintained at a steady level.

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2015, the Company firmly and effectively carried out an array of works by conscientiously following the laws and regulations of the State, the regulatory rules stipulated by the listing venues and the Articles of Association of the Company. The rules of procedures for, voting methods applicable to and meeting resolutions adopted at shareholders’ general meetings and board meetings were legally valid and decisions made during the meetings were also well implemented. The Company continued to intensify its efforts to operate its business in accordance with the laws and carried on its operation in compliance with the relevant regulations, thus further improving the relevant work.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

In 2015, the financial conditions of the Company was steady and the total assets and liabilities of the Company were controlled effectively. The total shareholders’ equity continued to grow steadily, with a decrease in the gearing ratio and the liabilities-to-assets ratio as compared with the beginning of the year, which showed that the efforts of the Company to control investments and implement the asset-light strategy were well repaid in a sense.

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by KPMG Huazhen LLP and KPMG Certified Public Accountants give a true and fair view on the financial position, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair.

(3) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

The transactions in respect of the acquisition and disposal of assets by the Company were generally carried out in compliance with normalized procedures without any non-compliance.

(4) Opinion of the Supervisory Committee on connected transactions of the Company

The connected transactions of the Company were generally conducted in a regularized manner in compliance with the requirements of listing rules. The relevant information has also been disclosed completely. All connected transactions have not exceeded the approved caps.

(5) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

The Company intensified its efforts to improve its internal control system and regularise the relevant processes. The risk control awareness and management ability of the Company continued to improve and the management test, appraisal and rectification were promoted continuously. The work of the Company in this regard complied with the regulatory requirements.

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(6) Opinion of the Supervisory Committee on the issues under supervision during the reporting period

During the reporting period, the Supervisory Committee conscientiously performed the duty of supervision imposed on it by the Company Law and the Articles of Association of the Company. Meanwhile, to improve the relevant work and play a constructive role, the Supervisory Committee strengthened its research on special subjects and further explored various possibilities of improving the relevant supervision work.

(7) Opinion of the Supervisory Committee on the Company’s sustainable development

In 2015, facing complicated and severe challenges, the Company focused on re-building its corporate image,

promoting a steady development and pushing forward market-oriented reforms. Major efforts were devoted to increasing income, improving efficiency and reducing expenditure and costs, with a view to achieving a steady growth. The Company succeeded in maintaining a steady financial position with positive free cash flow despite the fall in oil prices and a good potential for sustainable development. The Supervisory Committee agrees with the Sustainable Report of the Company.

In 2016, the Supervisory Committee will continue to conscientiously perform its duties, and diligently complete a range of tasks in strict compliance with Company Law of the People’s Republic of China, the Articles of Association and other relevant regulations.

By Order of the Supervisory Committee

Guo Jinping

Chairman of the Supervisory Committee

Beijing, the PRC

March 23, 2016

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DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current directors is set out below:

					Remuneration received from	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	the Company in 2015 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2014	As at December 31, 2015
Wang Yilin	M	59	Chairman	2015.06- 2017.05	—	Yes	0	0
Wang Dongjin	M	53	Vice Chairman/ President	2011.05- 2017.05	734	No	0	0
Yu Baocai	M	50	Non-Executive Director	2011.05- 2017.05	—	Yes	0	0
Shen Diancheng	M	56	Non-Executive Director	2014.05- 2017.05	—	Yes	0	0
Liu Yuezhen	M	54	Non-Executive Director	2014.05- 2017.05	—	Yes	0	0
Liu Hongbin	M	52	Executive Director/ Vice President	2014.05- 2017.05	699	No	0	0
Zhao Zhengzhang	M	59	Executive Director/ Vice President	2015.06- 2017.05	671	No	0	0
Chen Zhiwu	M	53	Independent Non- Executive Director	2011.05- 2017.05	220	No	0	0
Richard H. Matzke	M	78	Independent Non- Executive Director	2014.05- 2017.05	230	No	0	0
Lin Boqiang	M	58	Independent Non- Executive Director	2014.05- 2017.05	249	No	0	0
Zhang Biyi	M	62	Independent Non- Executive Director	2014.10- 2017.05	252	No	0	0

Note:	Due to his age, Mr Zhou Jiping has tendered his resignation to the Company and resigned from all his positions in the Company, including director and Chairman, with effect upon the conclusion of general meeting in 2014.

Mr Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive director and Vice Chairman, with immediate effect.

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Brief biography of Directors:

Wang Yilin, aged 59, is the Chairman of the Company, concurrently serving as the chairman of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996, Mr Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999, he served as the general manager of Xinjiang Oilfield Company. From July 2003, he served as the assistant to general manager of CNPC. From December 2003, he served as the deputy general manager of CNPC. From July 2004, he also served as the chief safety officer of CNPC. From November 2005 to April 2011, he served as a director of the Company. Mr Wang served as chairman of China National Offshore Oil Corporation and CNOOC Limited from April 2011. Mr Wang served as the chairman of CNPC since April 2015, and concurrently serving as the chairman of the Company since June 2015.

Wang Dongjin, aged 53, is a Vice Chairman and the President of the Company and concurrently the deputy general manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. Mr Wang has over 30 years of working experience in China’s oil and gas industry. From July 1995, Mr Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr Wang was appointed as the deputy general manager of CNPC. From May 2011, Mr Wang was appointed as a director of the Company. From July 2013, Mr Wang was appointed as President of the Company. Since May 2014, Mr Wang has been appointed as Vice Chairman and the President of the Company.

Yu Baocai, aged 50, is a director of the Company and the deputy general manager of CNPC. Mr Yu is a senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr Yu worked as the deputy general manager of CNPC. In February 2003, Mr Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr Yu was elected as a representative of the 11th National People’s Congress of PRC. From May 2011, Mr Yu has been appointed as a director of the Company.

Shen Diancheng, aged 56, is a director of the Company and the deputy general manager and safety director of CNPC. Mr Shen is a professor-level senior engineer and holds a doctorate degree. Mr Shen has over 30 years of working experience in China’s petrochemical industry. He was appointed as the executive deputy general manager of Daqing Refining and Chemical Branch Company in October 2000, general manager of Liaoyang Petrochemical Branch Company in April 2002, general manager of Jilin Petrochemical Branch Company in November 2005, Vice President of the Company in June 2007 and was concurrently appointed as the general manger of Refinery and Chemical Branch and Marketing Branch of the Company. Mr Shen became the general manager of Refinery and Chemical Branch of the Company in November 2007, and became the deputy general manager of CNPC in April 2011. Mr Shen ceased to be Vice President of the Company and the general

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manger of Refinery and Chemical Branch of the Company in October 2011. Mr Shen became the safety director of CNPC in February 2012. From May 2014, Mr Shen has been appointed as a director of the Company.

Liu Yuezhen, aged 54, is a director of the Company and the chief accountant of CNPC. Mr Liu is a researcher-level senior accountant and holds a master’s degree. Mr Liu has nearly 35 years of working experience in the financial and accounting industry. From March 1996, he served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation. From February 2000, he served as the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute. From May 2003, he served as the chairman of the board of directors and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd.. From November 2006, he served as the chief accountant of CASIC (Group) Company. He has served as the chief accountant of CNPC since December 2013. From May 2014, Mr Liu has been appointed as a director of the Company.

Liu Hongbin, aged 52, is a director and Vice President of the Company, concurrently serving as a deputy general manager of CNPC. Mr Liu is a senior engineer and holds a bachelor’s degree. He has over 30 years of working experience in China’s oil and gas industry. Mr Liu worked as the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the planning department of the Company from March 2002 and the director of the planning department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company in June 2007, and concurrently the general manager of the Marketing Branch of the Company in November 2007. Mr Liu was appointed as the deputy general manager of CNPC in July 2013. Mr Liu has concurrently worked as an executive director and general manager of Daqing Oilfield Company Limited since August 2013. From May 2014, Mr Liu has been appointed as a director of the Company.

Zhao Zhengzhang, aged 59, is a director and Vice President of the Company and concurrently the general manager of the Exploration and Production Company of the Company and a deputy general manager of CNPC. Mr Zhao is a professor-level senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as deputy director of the Exploration Bureau of China National Petroleum Company and director of the New Zone Exploration Department. In October 1998, Mr Zhao was appointed as deputy director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as deputy general manager of CNPC Exploration and Production Company. In January 2005, he was appointed as senior executive of CNPC Exploration and Production Company. In January 2006, he was appointed as the general manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the general manager of the Exploration and Production Company of the Company. In August 2013, Mr Zhao was appointed to concurrently serve as the general manager of the Changqing Oilfield Company and the director of Changqing Petroleum Exploration Bureau. He has concurrently served as a deputy general manager of CNPC from July 2014. In June 2015, he was appointed as the director of the Company.

Chen Zhiwu, aged 53, is an independent non-executive Director of the Company. He is a tenured professor of finance at the Yale School of Management and a distinguished professor under the Chang Jiang Scholar Program at the Tsinghua University School of Humanities and Social Sciences. Mr Chen received a bachelor of science degree from Central South University of Technology (now the Central

087

South University), a master’s degree in engineering from the National University of Defense Technology of PRC and a doctorate degree of finance from Yale University of the United States. From June 1990, Mr Chen started his teaching career in the University of Wisconsin - Madison of the United States. From July 1995, he worked at the Ohio State University of the

United States and was promoted to associate professor of finance in 1997. From July 1999, Mr Chen became a tenured professor of finance at the Yale School of Management. From May 2011, Mr Chen has been appointed as an independent non-executive director of the Company.

Richard H. Matzke, aged 78, is an independent non-executive director of the Company. He is now an independent director of the board of directors and a member of the human resources and compensation committee to the board of directors of OAO Lukoil and a director of the board of directors of PHI Inc.. Mr Matzke obtained a bachelor’s degree from Iowa State University, a master’s degree in geology from Pennsylvania State University, and a master’s degree in business administration from St. Mary’s College. Mr Matzke worked consecutively at the exploration, planning, economic analysis and research department of Chevron Oil Company since 1961. Mr Matzke was elected vice president of Chevron Chemical Company in 1979, named director of Caltex Pacific Indonesia in 1982, appointed as the president of Chevron Canada Resources Ltd. in 1986, named president of Chevron Overseas Petroleum Inc., and was elected director of Chevron Chemical Company in 1997. Mr Matzke has been a director of Lukoil ever since his retirement from the board of directors of Chevron Oil Company in 2002 and had served as the Chairman of the Strategy and Investment Committee. Mr Matzke was chairman of the U.S. – Kazakhstan Business Association and U.S. – Azerbaijan Business Association, a member of the Council on Foreign Relations and the US-Russia Business Council, a board member of the National Committee on United States-China Relations, a board member of the Africa-America Institute, a member of the Advisory Board of the Center for Strategic and International Studies, and a counsel for the U.S. International Commerce

Chamber. Mr Matzke has been appointed as an independent non-executive director of the Company from May 2014.

Lin Boqiang, aged 58, is an independent non-executive director of the Company. He has a Ph.D in economics from the University of California at Santa Barbara, United States of America. Mr Lin was the principal economist (energy) of Asian Development Bank and is currently the associate dean of New Huadu Business School, dean of China Institute for Studies in Energy Policy of Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy, director for China Centre for Energy Economics Research and a doctoral tutor of Xiamen University. Mr Lin is a “Changjiang Scholar” distinguished professor of the Ministry of Education in 2008. Mr Lin is currently a Vice Chairman of China Energy Society, a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, a member of the Energy Partnership Advisory and a Vice Chairman of the Global Agenda Council on energy security of the World Economic Forum based in Davos. Mr Lin has been appointed as an independent non-executive director of the Company from May 2014.

Zhang Biyi, aged 62, is an independent non-executive director of the Company. Mr Zhang is a senior accountant and graduated from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China Shipbuilding Industry Corporation in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010. Mr Zhang has been appointed as an independent non-executive director of the Company from October 2014.

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(2) Supervisors

Information on the current Supervisors is set out below:

					Remuneration received from the Company in 2015 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
Name	Gender	Age	Position	Term			As at December 31, 2014	As at December 31, 2015
			Chairman of
			Supervisory	2011.05-
Guo Jinping	M	58	Committee	2017.05	—	Yes	0	0
				2014.05-
Zhang Fengshan	M	53	Supervisor	2017.05	—	Yes	0	0
				2014.05-
Li Qingyi	M	55	Supervisor	2017.05	—	Yes	0	0
				2014.05-
Jia Yimin	M	55	Supervisor	2017.05	—	Yes	0	0
				2014.10-
Jiang Lifu	M	52	Supervisor	2017.05	—	Yes	0	0
			Supervisor
			appointed by
			employees’	2014.10-
Yang Hua	M	52	representatives	2017.05	838	No	0	0
			Supervisor
			appointed by
			employees’	2011.05-
Yao Wei	M	59	representatives	2017.05	796	No	0	0
			Supervisor
			appointed by
			employees’	2014.05-
Li Jiamin	M	52	representatives	2017.05	771	No	0	0
			Supervisor
			appointed by
			employees’	2011.05-
Liu Hehe	M	52	representatives	2017.05	724	No	0	0

Brief biography of the Supervisors:

Guo Jinping, aged 58, is the Chairman of the Supervisory Committee of the Company, and concurrently the general manager of the Legal Department of the Company, the assistant to the general manager of CNPC, the general counsel and the director of the Legal Department of CNPC. Mr Guo is a professor-level senior economist and has been awarded with on-job post-graduate qualification. Mr Guo has over 30 years of working experience in China’s oil and gas industry. In November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr Guo

worked as the deputy director of the development and research department in CNPC. From September 1999, he worked as the general manager of the legal department of the Company. From September 2005, Mr Guo worked concurrently as the director of the legal department of CNPC. In November 2007, he became the general manager of the legal department of the Company and the general counsel and the director of the legal department of CNPC. In May 2011, Mr Guo was appointed as a Supervisor of the Company. Since April 2014, Mr Guo concurrently serves as the assistant to the general manager of CNPC. In May 2014 Mr Guo was appointed as the Chairman of the Supervisory Committee of the Company.

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Zhang Fengshan, aged 53, is a Supervisor and concurrently the safety director and the general manager of safety, environment and energy conservation department of the Company and the deputy safety director and the general manager of safety, environment and energy conservation department and the director of safety, environment supervision center of CNPC. Mr Zhang is a professor-level senior engineer and holds a master’s degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr Zhang was the deputy director of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director of Liaohe Petroleum Exploration Bureau from August 2004, general manager of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr Zhang has been the general manager of safety, environment and energy conservation department of the Company and the general manager of safety, environment and energy conservation department of CNPC since June 2012. In May 2014, he was appointed as a Supervisor of the Company. From July 2014, Mr Zhang has been the safety director of the Company and deputy safety director of CNPC. From December 2015, Mr Zhang was appointed as the director of safety, environment supervision center concurrently.

Li Qingyi, aged 55, is a Supervisor of the Company, and concurrently the general manager of Audit Department of the Company and the general manager of Audit Department and director of the Auditing Services Centre of CNPC. Mr Li is a protessor-level senior accountant and holds a master’s degree in economics. He has nearly 35 years of working experience in the China’s oil and gas industry. Mr Li was Chief Accountant of Jinxi Oil Refinery from June 1999, deputy general manager and chief accountant of Jinxi Petrochemical from October 1999, director of the M & A Department for CNPC from November 2000, general manager of Equipment & Supplies (Group) Company from April 2007, general manager of CNPC

Equipment Manufacturing Branch Company from December 2007. He served as the director of CNPC Auditing Services Centre from September 2010, the deputy general manager of the Audit Department and concurrently the director of the Auditing Services Centre of CNPC from August 2011, and the general manger of the Audit Department and concurrently the general manager of the Audit Department and the director of the Auditing Services Centre of CNPC from September 2012. From May 2013, Mr Li was appointed as a Supervisor of the Company.

Jia Yimin, aged 55, is a Supervisor of the Company, and concurrently the general manager of M&A department of the Company, and concurrently the general manager of M&A department of CNPC. Mr Jia is a professor-level senior accountant and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr Jia was the deputy general manager of the finance department of the Company from February 2000 and the director of the budget planning office of the Company and the director of the budget planning office of CNPC from July 2007, the general manager of the budget planning department of the Company and the general manager of the budget planning department of CNPC from May 2011, the general manager of M&A department of the Company and the general manager of M&A department of CNPC from November 2013. In May 2014, Mr Jia was appointed as a Supervisor of the Company.

Jiang Lifu, aged 52, is a Supervisor of the Company, and concurrently the general manager of the Reform and Corporate Management Department of the Company and concurrently the general manager of the Reform and Corporate Management Department of CNPC. Mr Jiang is a professor-level senior economist and holds a doctor’s degree. He has nearly 20 years of working experience in China’s oil and gas industry. He had worked as deputy general manager of capital operation department of the Company from August 2003, deputy director of the planning department of CNPC from May 2005, deputy general

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manager of the planning department of the Company from June 2007 and concurrently deputy director of the planning department of CNPC. He has been the general manager of the enterprise management department (internal control and risk management department) of the Company and the general manager of the enterprise management department (internal control and risk management department) of CNPC since April 2014. In October 2014, Mr Jiang was appointed a Supervisor of the Company. In April 2015 he was appointed the general manager of the Reform and Corporate Management Department of the Company and concurrently the general manager of the Reform and Corporate Management Department of CNPC.

Yang Hua, aged 52, is a Supervisor of the Company appointed by its employees’ representatives and concurrently as the general manager of PetroChina Changqing OilField Branch Company and the director of Changqing Petroleum Exploration Bureau. Mr Yang is a professor level senior engineer and holds a doctor’s degree, with over 30 years working experience in China’s oil and natural gas industry. Mr Yang acted as the deputy general manager of Changqing Oilfield Company since October 2002, the executive deputy general manager of Changqing Oilfield Company since February 2008, the principal of Changqing Oilfield Company since January 2014, and the general manager of Changqing Oilfield Company and also the chief director of Changqing Oil Exploration Bureau since July 2014. In October 2014 he was appointed a Supervisor of the Company.

Yao Wei, aged 59, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the head of Central Asian Natural Gas Pipeline Company Limited. Mr Yao is a professor-level senior engineer and holds a master degree. He has over 40 years of working experience in China’s oil and gas industry. Mr Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. From April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. From April 2007, Mr Yao became the general manager of PetroChina Pipeline Company. He has been a Supervisor of the Company since May 2011. He was appointed the head of Central Asian Natural Gas Pipeline Company Limited in October 2014.

Li Jiamin, aged 52, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Lanzhou Petrochemical Corporation and the general manager of Lanzhou Petroleum&Chemical Company. Mr Li is a professor-level senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. He has been the deputy general manager and chief security officer of PetroChina Lanzhou Petrochemical Company from August 2004. He was appointed as the general manager of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum&Chemical Company in March 2012. He was appointed a Supervisor of the Company in May 2014.

Liu Hehe, aged 52, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the head of PetroChina Fuel Oil Company Limited. Mr Liu is a professor-level senior economist and holds a bachelor’s degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. He was the general manager of PetroChina East China Marketing Company since April 2004 and became the general manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the general manager of PetroChina Inner Mongolia Marketing Company from November 2009. From May 2011, Mr Liu was appointed as a Supervisor of the Company. From December 2015, Mr Liu was appointed as the head of PetroChina Fuel Oil Company Limited.

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(3) Senior Management

Information on current members of the Senior Management is set out below:

					Remuneration received from the Company in 2015 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in
							the Company
							As at	As at
Name	Gender	Age	Position	Term			December 31, 2014	December 31, 2015
Sun Longde	M	53	Vice President	2007.06-	910	No	0	0
Huang Weihe	M	58	Vice President	2011.10-	899	No	0	0
Xu Fugui	M	58	Vice President	2011.10-	762	No	0	0
Lin Aiguo	M	57	Chief Engineer	2007.06-	792	No	0	0
Wang Lihua	F	59	Vice President	2014.06-	768	No	0	0
Wu Enlai	M	55	Board Secretary	2013.11-	783	No	0	0
Lv Gongxun	M	58	Vice President	2014.06-	768	No	0	0
Tian Jinghui	M	53	Vice President	2015.11-	274	No	0	0
Zhao Dong	M	45	Chief Financial Officer	2015.11-	283	No	0	0

Note:	Due to other work commitments, Mr Yu Yibo ceased to be Chief Financial Officer of the Company from November 24 2015. The total remuneration received by Mr Yu Yibo from the Company for 2015 amounted to RMB747,000.

Brief Biography of the Senior Management:

Sun Longde, aged 53, is a Vice President of the Company, and concurrently the general manager of Science and Technology Management Department of the Company and the general manager of Science and Technology Management Department of CNPC and the director of CNPC Consulting Centre. Mr Sun is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and geological industry. Mr Sun has been the deputy chief geologist of Xianhe Oil Extraction Plant and deputy manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, chief deputy director-general of Exploration Business Department of Shengli Petroleum Administration Bureau from April 1997, the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters from November

1997, deputy general manager of PetroChina Tarim Oilfield Company from September 1999 and the general manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011. He concurrently served as the director of CNPC Consulting Centre from April 2014. Mr Sun was appointed as the general manager of Science and Technology Management Department of the Company and concurrently the general manager of Science and Technology Management Department of CNPC in July 2015.

Huang Weihe, aged 58, is a Vice President of the Company and concurrently the general manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as deputy director of the Petroleum and Pipelines

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Bureau. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently chief engineer. In October 2000, Mr Huang was appointed as the general manager of PetroChina Pipelines Company and in May 2002, concurrently as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the general manager of PetroChina Natural Gas and Pipelines Company of the Company and the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the general manager of PetroChina Natural Gas and Pipelines Company. From October 2011, he was appointed as a Vice President of the Company.

Xu Fugui, aged 58, is a Vice President of the Company and concurrently the general manager of Refining & Chemicals Company of the Company. Mr Xu is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in the China’s oil and petrochemical industry. From November 1995, Mr Xu has worked as the deputy general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In July 1999, he was appointed as the general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In September 1999, he was appointed as the general manager of Dushanzi Petrochemical Company. From September 2011, Mr Xu was appointed as the general manager of Refining & Chemicals Company of the Company. From October 2011, he was appointed as a Vice President of the Company.

Lin Aiguo, aged 57, is the Chief Engineer of the Company and concurrently the President of Petrochemical Research Institute. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr Lin has been the deputy manager and the standing deputy manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the deputy general manager of Dalian West Pacific Petrochemical Co., Ltd. from May 1996, the general manager of Dalian West Pacific Petrochemical Co., Ltd. from August 1998. Mr Lin became the general manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007, and has been concurrently serving as the director of the Petrochemical Research Institute since February 2011.

Wang Lihua, aged 59, is a Vice President of the Company, and concurrently an executive director and principle of PertoChina International Co., Ltd. and the chairman of China National United Oil Corporation. Ms Wang is a professor-level senior economics and holds a master’s degree. She has nearly 35 years of working experience in China’s oil and petrochemical industry. From September 1997, she was a deputy general manager of China National United Oil Corporation and then became the general manager of that company in October 1998. From February 2002, she also served as the general manager of PertoChina International Co., Ltd.. From July 2006, she concurrently served as the security director of PertoChina International Co., Ltd (China National United Oil Corporation). From November 2007, Ms Wang worked as the deputy chief economist of CNPC and the general manager and safety director of PertoChina International Co., Ltd (China National United Oil Corporation). From January 2009, she concurrently served as the executive director of PetroChina International Co., Ltd.. From June 2009, she ceased to concurrently act as the security director of PertoChina International Co., Ltd. (China National United Oil Corporation). From June 2014, she was appointed as a Vice President of the Company and ceased to be the deputy chief economist of CNPC. From June 2014, she has concurrently served as the chairman of China National United Oil Corporation. From July 2014, she has concurrently served as the Executive Diretor and head

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of PertoChina International Co., Ltd and ceased to be the general manger of PertoChina International Co., Ltd (China National United Oil Corporation).

Wu Enlai, aged 55, is the Secretary to the Board of directors of the Company, and concurrently as an executive director and general manager of PetroChina Hong Kong Company Limited and a director and Chairman of Kunlun Energy Co., Ltd.. As a professorate senior engineer and a master degree holder, Mr Wu has over 30 years of working experience in China oil industry. Mr Wu served as the deputy director general of Tarim Petrochemical Engineering Construction Headquarters from August 1997, the deputy director general of M&A department of China National Petroleum Corporation from August 2002 and the deputy general manager of China National Oil and Gas Exploration and Development Corporation from January 2004. Mr Wu was appointed as the head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Company in May 2005, and served as its general manager since October 2005 and the head of Enterprise Coordination Team of the Company in Guangxi since September 2012. He was appointed as the Secretary to the Board of directors of the Company in November 2013. From December 2013, Mr Wu has concurrently served as an executive director and general manager of PetroChina Hong Kong Company Limited and a director and chairman of Kunlun Energy Co., Ltd..

Lv Gongxun, aged 58, is a Vice President of the Company, and concurrently the general manager of its overseas exploration branch company and the general manager of China National Oil and Gas Exploration and Development Corporation. Mr Lv is a professor-level senior engineer and has over 35 years of working experience in China oil and gas industry. From October 2006, he was a deputy general manager of China National Oil and Gas Exploration and Chief Safety Officer concurrently. From September 2007, he was the general manager of Turkmenistan Amul Natural Gas Company. From December 2008, Mr Lv served as the general manager of

PetroChina (Turkmenistan) Amul Natural Gas Company. Mr Lv has been the General Manager of PetroChina International (Kazakhstan) Co. Ltd., the General Manager of Trans-Asia Gas Pipeline Company Limited and the director of Enterprises Coordination Group (Central Asia) since December 2012. Mr Lv was appointed as the General Manager of PetroChina International Exploration & Development Company and the General Manager of China National Oil and Gas Exploration and Development Corporation since May 2014. Mr Lv was appointed as Vice President of the Company in June 2014.

Tian Jinghui, aged 53, is a Vice President of the Company, and concurrently the General Manager of PetroChina Marketing Company. Mr Tian is a professor-level senior economist with a master degree of business administration. He has more than 30 years of experience in the oil and gas industry of the PRC. From May 1998, he was appointed as the Leader of the Preparatory Group of PetroChina Northwest Marketing Company. He worked as the Deputy General Manager of PetroChina Refining & Marketing Company from December 1999, the Deputy General Manager and Chief Safety Officer of PetroChina Marketing Company from November 2007. From June 2009, he assumed the position as the Principal of PetroChina Marketing Company. From August 2013, he has been the General Manager of PetroChina Marketing Company. Mr Tian was appointed as Vice President of the Company in November 2015.

Zhao Dong, aged 45, is currently the Chief Financial Officer of the Conpany. Mr Zhao is a professor-level senior accountant. He has nearly 25 years of experience in the oil and gas industry of the PRC. He worked concurrently as the Chief Accountant and the Manager of Financial Assets Department of CNPC International (Nile) Ltd. from July 2002, the Deputy Chief Accountant and the Executive Deputy Director of Financial & Capital Operation Department of China National Oil and Gas Exploration and Development Corporation from January 2005, the Deputy Chief Accountant and the Director of Financial & Capital Operation Department of China National Oil and Gas Exploration and Development Corporation from April 2005, the Chief Accountant of China National Oil and

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Gas Exploration and Development Corporation from June 2008. From October 2009, he assumed the positions as the Chief Accountant of China National Oil and Gas Exploration and Development Corporation and the Chief Financial Officer of PetroChina International Investment Company Limited. He was appointed as the Vice general manager of CNPC Nile Company from September 2012, the general manager of CNPC Nile Company from August 2013. Mr Zhao was appointed as the Chief Financial Officer of the Company in November 2015.

2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management

On June 23, 2015, the Company convened its 2014 general meeting, at which the Proposal Regarding the Electionn of the Board of Directors were approved, and elected Mr Wang Yilin and Mr Zhao Zhengzhang as directors of the Company.

On June 23, 2015, the Company convened sixth meeting of the sixth session of the Board of Directors. The attending directors considered and approved the Proposal in relation to the election of the Chairman of the Company, unanimously approved and elected Mr Wang Yilin as the Chairman of the Company.

Due to his age, Mr Zhou Jiping has tendered his resignation to the Company and resigned from all his positions in the Company, including director and Chairman, with effect upon the conclusion of general meeting in 2014.

Mr Liao Yongyuan has tendered his resignation to the Company on March 17, 2015 and resigned from all his positions in the Company, including non-executive director and Vice Chairman, with immediate effect.

Mr Tian Jinghui was appointed as Vice President of the

Company on 24 November 2015.

Due to other work commitments, Mr Yu Yibo has tendered his resignation and ceased to hold the position of the Chief Financial Officer of the Company with effect on November 24, 2015, and Mr Zhao Dong has been appointed as the Chief Financial Officer with immediate effect.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2015, none of the directors or supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

4. Service Contracts of Directors and Supervisors

No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above directors or supervisors. No director or supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the directors or supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.

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6. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results.

7. Employees of the Group

As at December 31, 2015, the Group had 521,566 employees (excluding 330,061 temporary and seasonal staff) and 109,998 retired staff.

The number of employees for each of the segment as of December 31, 2015 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	291,525	55.89
Refining and Chemicals	150,755	28.90
Marketing	57,149	10.96
Natural Gas and Pipeline	16,425	3.15
Other*	5,712	1.10
Total	521,566	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The employee structure by profession as at December 31, 2015 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Production	307,599	58.98
Sales	39,232	7.52
Technology	69,142	13.26
Finance	12,422	2.38
Administration	80,255	15.39
Others	12,916	2.47
Total	521,566	100.00

The education levels of employees as at December 31, 2015 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	17,323	3.32
University	154,909	29.70
Polytechnic college	121,317	23.26
Technical secondary and below	228,017	43.72
Total	521,566	100.00

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8. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers.

In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

9. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in note 33 to the financial statements prepared in accordance with IFRS in this annual report.

10. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training

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of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams.

11. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than directors, supervisors and senior management).

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RELEVANT INFORMATION

ON CORPORATE BONDS

1. Information on Corporate Bonds Issued But Not Yet Due

(1) All the corporate bonds of the Company which have been issued and listed on the stock exchange but have not yet been due as at the approval date of the annual report include the 2012 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2012 Corporate Bonds (First Tranche)”) and the 2013 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2013 Corporate Bonds (First Tranche)”) and the 2016 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (First Tranche)”), the details of which are set out as below:

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bonds (First Tranche) (5-year term)	12 PetroChina 01	122209.SH	November 22, 2012	November 22, 2017	160	4.55	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	November 22, 2012	November 22, 2022	20	4.90	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (5-year term)	13 PetroChina 01	122239.SH	March 15, 2013	March 15, 2018	160	4.47	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	March 15, 2013	March 15, 2023	40	4.88	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	January 19, 2016	January 19, 2021	88	3.03	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

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(2) Subscribers

Qualified investors in accordance with laws and regulations.

(3) Payment of Interests

During the current reporting period, with regard to all the corporate bonds of the Company, interests were paid on schedule without any delay or inability in payment of interest.

The interests of 2012 Corporate Bonds (First Tranche) formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013 and its payment date within the current reporting period was November 23, 2015 in an amount of RMB926.80 million. The interests of the 2013 Corporate Bonds (First Tranche) formally started to accrue on March 15, 2013. Its first payment date was March 15, 2014 and its payment date within the current reporting period was March 16, 2015 in an amount of RMB910.40 million.

The interests of the 2016 Corporate Bonds (First Tranche) formally started to accrue on January 19, 2016, and its first payment date will be January 19, 2017.

2. Relevant Information on the Bond Trustees and the Credit Rating Agency

(1) Bond Trustees

a. 2012 Corporate Bonds (First Tranche) and 2013 Corporate Bonds (First Tranche):

Bond Trustee: CITIC Securities Company Limited

Legal Representative: Zhang Youjun

Contact Persons: Wang Chao, Zhou Weifan

Office Address: Citic Office Tower, 48 Liangmaqiao Road, Chaoyang District, Beijing

Tel.: 010-60833556

Fax: 010-60833504

b. 2016 Corporate Bonds (First Tranche):

Bond Trustee: China Galaxy Securities Company Limited

Legal Representative: Chen You’an

Contact Persons: Zhou Yihong, Xu Jinjun, Bian Yang, Zhang Fan, Yu Junqin

Office Address: 2/Fl., Suite C, International Enterprise Mansion, 35 Jinrong Street, Xicheng District, Beijing

Tel.: 010-66568206, 010-83574533

Fax: 010-66568704

(2) Credit Rating Agency

2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2016 Corporate Bonds (First Tranche):

Credit Rating Agency: United Credit Rating Co., Ltd.

Legal Representative: Wu Jinshan

Contact Persons: Liu Hongtao, Gao Peng

Office Address: 12/Fl., PICC Building, 2 Jianguomenwai Street, Chaoyang District, Beijing

Tel.: 010-85172818

Fax: 010-85171273

3. Use of Funds Raised By Issuing Corporate Bonds

As at the end of the current reporting period, the use of all funds raised via corporate bonds is consistent with the purpose, use plan and other matters as undertaken in the offering circular, and such funds have been used up.

The Company formulated a special plan for the use of funds raised via bonds and the relevant business departments carried out strict inspections over the use of such funds to effectively ensure that all funds are used for their designated purposes, guarantee the smooth operation of the investment, use and audit of funds raised and ensure that the funds raised via bonds are used in accordance with the resolution of the Shareholders’ General Meeting and the purpose as disclosed in the offering circular.

4. Information on Follow-up Credit Rating of Bonds

In accordance with the relevant requirements of the regulatory authorities and United Credit Rating Co., Ltd. (“United Rating”) in respect of follow-up credit rating, United Rating shall make a regular follow-up credit rating within two months upon the announcement of the Company’s annual audit report every year during the terms of all corporate bonds of the Company, and shall also make follow-up credit ratings from time to time based on relevant circumstances during the terms of all corporate bonds of the Company. The Company would like to ask investors to pay close attention to the above.

During the current reporting period, there was no difference in credit rating by the credit rating agencies of other bonds and debt financing instruments issued by the

Company in China.

5. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment

During the current reporting period, the debt repayment plan and the safeguard measures for debt repayment are consistent with the provisions and relevant undertakings as set out in the offering circular without any change.

CNPC provides credit guarantee for the 2012 Corporate Bonds (First Tranche) and the 2013 Corporate Bonds (First Tranche) of the Company. Please refer to the annual report disclosed on the website of CNPC for the information about the guarantor.

6. Convening of Meetings of Bond Holders

During the current reporting period, the Company had no matters requiring the convening of a bond holders’ meeting and thus did not convene a bond holders’ meeting.

7. Performance of Duties by the Bond Trustees

During the current reporting period, the debt trustees performed the following duties in capacity of a debt trustee in accordance with the provisions of the Measures for Administration of Issue and Trading of Corporate Bonds and the Bond Trusteeship Agreement:

(1) pay continuous attention to the credit status of the Company and the guarantor as well as the implementation of the credit enhancement measures and the safeguard measures for debt repayment;

(2) supervise the use of the funds raised by the Company during the terms of bonds;

(3) carry out overall investigation and pay continuous attention to the solvency and the effectiveness of the credit enhancement measures of the Company, and announce a report on trusteeship affairs to the market at least once every year; and

(4) continuously supervise the performance of the information disclosure obligation by the Company during the terms of bonds;

There is no conflict of interest occurring to the trustees in performance of their duties.

The trustees are expected to announce their 2015 trustee affairs reports to the market by June 30, 2016, and the venue of disclosure is expected to be Shanghai Stock Exchange.

8. Major Accounting Data and Financial Indicators Relating to Corporate Bonds

Item	2015	2014
Earnings before interest, tax, depreciation and amortization (EBITDA) (RMB million)	260,352	354,068
Net cash flow from investing activities (RMB million)	(215,879)	(290,838)
Net cash flow from financing activities (RMB million)	(45,439)	(44,312)
Year-end balance of cash and cash equivalents (RMB million)	72,773	73,778
Liquidity ratio	0.74	0.67
Quick ratio	0.47	0.39
Asset-liability ratio (%)	43.85	45.22
EBITDA-debt ratio	0.48	0.65
Debt service coverage ratio	3.90	8.47
Cash debt service coverage ratio	14.93	20.37
EBITDA interest coverage ratio	12.31	16.65
Loan repayment ratio (%)	100	100
Interest coverage ratio (%)	100	100

Note:	Debt service coverage ratio was decreased by 54.0% on a year-on-year basis mainly because, as affected by the drop in oil price, there was a year-on-year reduction of 54.2% in EBITDA.

9. Mortgage, Pledge, Seizure, Freezing, Conditional Realization, Impossible Realization, Impossible Use to Offset Debts and Other Situations and Arrangements under Which Rights Are Restricted Relating to Assets

As at the end of the current reporting period, there was no material restriction on the Company’s assets.

10. Payment of Interests on Other Bonds and Debt Financing Instruments

During the current reporting period, the interests on other bonds and debt financing instruments of the Company were paid on schedule, without any delay or inability in payment of interests and principals.

11. Credit Granting by Bank, Use of Credit Facilities and Repayment of Bank Loans

The Company maintains a good long-term partnership with such financial institutions as banks, and has got a high credit line from banks, with a strong indirect debt financing capacity. As at the end of the current reporting period, the

Company obtained credit facilities from financial institutions, totaling RMB 172 billion, of which, the amount of RMB 31.4 billion has been used, and the rest amounting to RMB 140.6 billion remains unused.

During the current reporting period, the Company repaid bank loans on time, without loan extension or forgiveness.

12. Relevant Provisions or Undertakings Stated in the Offering Circular

The Company strictly complies with the provisions of the Bond Trusteeship Agreement and the bond terms relating to each tranche under the relevant bonds.

13. Material Matters

During the current reporting period, no material matters as set forth in Article 45 of the Measures for Administration of Issue and Trading of Corporate Bonds occurred to the Company.

INFORMATION ON CRUDE OIL

AND NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2013, 2014 and 2015. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates (GCA Singapore), Gaffney, Cline & Associates (GCA Houston), McDaniel & Associates, Ryder Scott and GLJ, each an independent engineering consultancy company.

	Crude Oil (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves

Reserves as of December 31, 2013 (the basis date)	10,820.3	69,322.6	22,374.1

Revisions of previous estimates	(16.1)	(2,707.4)	(467.2)

Extensions and discoveries	645.6	7,511.1	1,897.4

Improved recovery	94.0	—	94.0

Sold	(4.9)	—	(4.9)

Production for the year	(945.5)	(3,028.8)	(1,450.4)

Reserves as of December 31, 2014 (the basis date)	10,593.4	71,097.5	22,443.0

Revisions of previous estimates	(1,662.9)	(206.0)	(1,697.1)

Extensions and discoveries	456.9	9,764.2	2,084.3

Improved recovery	105.6	—	105.6

Sold	—	—	—

Production for the year	(971.9)	(3,131.0)	(1,493.9)

As of December 31, 2015 (the basis date)	8,521.1	77,524.7	21,441.9

Proved Developed Reserves

As of December 31, 2013 (the basis date)	7,219.6	32,813.1	12,688.5

Including: Domestic	6,801.3	32,123.2	12,155.2

Overseas	418.3	689.9	533.3

As of December 31, 2014 (the basis date)	7,253.5	35,823.9	13,224.2

Including: Domestic	6,816.2	35,061.1	12,659.8

Overseas	437.3	762.8	564.4

As of December 31, 2015 (the basis date)	6,195.8	40,406.1	12,930.2

Including: Domestic	5,629.3	38,980.7	12,126.2

Overseas	566.5	1,425.4	804.0

Proved Undeveloped Reserves

As of December 31, 2013 (the basis date)	3,600.7	36,509.5	9,685.6

Including: Domestic	3,175.8	35,961.3	9,169.4

Overseas	424.9	548.2	516.2

As of December 31, 2014 (the basis date)	3,339.9	35,273.6	9,218.8

Including: Domestic	2,919.3	34,774.4	8,715.0

Overseas	420.6	499.2	503.8

As of December 31, 2015 (the basis date)	2,325.3	37,118.6	8,511.7

Including: Domestic	2,020.5	36,878.0	8,166.8

Overseas	304.8	240.6	344.9

The number of wells drilled or participated in drilling during the specified period the results of the drilling are set out as follow:

Year		Daqing	Xinjiang	Changqing	Other(1)	Total
2013	The net number of new exploration wells (2)	182	128	1,072	636	2,018
	Crude Oil	164	89	638	298	1,189
	Natural gas	8	—	150	179	337
	Dry wells (3)	10	39	284	159	492
	The net number of new development wells (2)	4,909	1,716	5,981	4,181	16,787
	Crude Oil	4,893	1,700	4,899	2,804	14,296
	Natural gas	9	16	994	1,336	2,355
	Dry well (3)	7	—	88	41	136
2014	The net number of new exploration wells increased (2)	98	132	995	557	1,782
	Crude Oil	76	68	615	309	1,068
	Natural gas	14	1	137	97	249
	Dry well (3)	8	63	243	151	465
	The net number of new development wells (2)	5,134	1,559	5,611	3,832	16,136
	Crude Oil	5,106	1,537	4,983	3,076	14,702
	Natural gas	16	22	525	731	1,294
	Dry well (3)	12	—	103	25	140
2015	The net number of new exploration wells (2)	136	123	790	549	1,598
	Crude Oil	118	79	414	303	914
	Natural gas	5	6	103	76	190
	Dry well (3)	13	38	273	170	494
	The net number of new exploration wells (2)	3,674	1,359	4,967	3,385	13,385
	Crude Oil	3,645	1,339	4,098	2,957	12,039
	Natural gas	22	20	841	392	1,275
	Dry well (3)	7	—	28	36	71

Note: (1)	represents Liaohe, Jilin, North China, Dagang, Sichuan, Tarim, Turpan Hami, Qinghai, Jidong, Yumen, Zhejiang and southern oil region.
(2)	“net well” means wells which have deducted the interests of other parties. Other parties do not have any interest in any wells owned by the Company.
(3)	“dry well” means wells which are not sufficient for commercial production.

As of December 31, 2015, the number of wells under drilling by the Company is 380, and the number of net wells explored and drilled is 8,036 during the reporting period.

Internal Control over the Estimates of Reserves

The Company has set up the Reserve Evaluation Leading Group under which the Vice President responsible for the upstream operation of the Company serves as the director of the Group.

In recent years, the Company promoted the qualification certification management of oil and gas reserve evaluation and audit personnel, and has set up a team of reserve evaluators and auditors covering the headquarters and companies in various regions which is responsible for reserve evaluation and audit for the Company. Meanwhile, a specialised Reserve Administration Department is set up under the Exploration and Production segment of the Company. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and over 10 years of experience in conducting reserve estimation SEC Standards in the oil industry, and some of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr Zhang Junfeng, the director of the Reserve Administration Department of the Exploration and Production segment. Mr Zhang is a PhD in Geology. He has more than 15 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve research and administration for a long period of time. Since 2009, he has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works relating to the evaluation of the oil and gas reserves. Reserve Research Institutes at various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Exploration and Production branches, and will be finally determined by the Reserve Evaluation Leading Group of the Company.

At the same time, the Company retains a third party independent evaluator which will, in accordance with the SEC Standards prescribed by, conduct an independent evaluation of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated by the third party will be disclosed in accordance with the SEC requirements.

AUDITORS’ REPORT

All Shareholders of PetroChina Company Limited:

We have audited the accompanying financial statements of PetroChina Company Limited (the “Company”) , which comprise the consolidated and company balance sheets as at December 31, 2015, the consolidated and company income statements, the consolidated and company cash flow statements, the consolidated and company statements of changes in shareholders’ equity for the year then ended, and notes to the financial statements.

Management’s Responsibility for the Financial Statements

The Company’s management is responsible for the preparation and fair presentation of these financial statements. This responsibility includes: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and fairly presenting them; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with China Code of Ethics for Certified Public Accountants, and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AUDITORS’ REPORT (CONTINUED)

Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated and company financial position of the Company as at December 31, 2015, and the consolidated and company financial performance and the consolidated and company cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Gong Weili

Beijing, The People’s Republic of China	Duan Yuhua

March 23, 2016

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2015

(All amounts in RMB millions unless otherwise stated)

		December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
ASSETS	Notes	The Group	The Group	The Company	The Company

Current assets

Cash at bank and on hand	7	73,692	76,021	12,970	38,507

Notes receivable	8	8,233	12,827	6,745	9,743

Accounts receivable	9a	52,262	53,104	7,362	6,405

Advances to suppliers	10	19,313	22,959	2,986	4,979

Other receivables	9b	14,713	17,094	124,601	98,644

Inventories	11	126,877	165,977	91,912	124,046

Other current assets		54,254	43,326	42,268	30,244

Total current assets		349,344	391,308	288,844	312,568

Non-current assets

Available-for-sale financial assets	12	2,832	2,133	1,528	1,449

Long-term equity investments	13	70,999	116,570	379,914	365,681

Fixed assets	14	681,561	621,264	356,658	365,366

Oil and gas properties	15	870,350	880,482	596,163	586,889

Construction in progress	17	225,566	240,340	116,889	123,608

Construction materials	16	6,917	5,200	2,843	3,070

Intangible assets	18	71,049	67,489	53,336	52,186

Goodwill	19	45,589	7,233	—	—

Long-term prepaid expenses	20	27,534	28,727	21,411	23,131

Deferred tax assets	33	16,927	14,995	13,490	10,331

Other non-current assets		25,426	29,635	12,312	14,286

Total non-current assets		2,044,750	2,014,068	1,554,544	1,545,997

TOTAL ASSETS		2,394,094	2,405,376	1,843,388	1,858,565

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2015 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

		December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company
Current liabilities

Short-term borrowings	22	70,059	115,333	111,045	107,541

Notes payable	23	7,066	5,769	6,610	5,348

Accounts payable	24	202,885	240,253	122,318	142,903

Advances from customers	25	50,930	54,007	36,367	38,306

Employee compensation payable	26	5,900	5,903	3,812	3,980

Taxes payable	27	34,141	46,641	22,517	31,036

Other payables	28	59,933	54,476	22,400	24,532

Current portion of non-current liabilities	30	36,167	53,795	13,049	40,048

Other current liabilities		4,326	3,652	2,550	2,406

Total current liabilities		471,407	579,829	340,668	396,100

Non-current liabilities

Long-term borrowings	31	329,461	298,803	222,199	212,830

Debentures payable	32	105,014	71,498	98,630	71,000

Provisions	29	117,996	109,154	83,094	72,999

Deferred tax liabilities	33	13,116	15,824	—	—

Other non-current liabilities		12,812	12,508	5,979	5,230

Total non-current liabilities		578,399	507,787	409,902	362,059

Total liabilities		1,049,806	1,087,616	750,570	758,159

Shareholders’ equity

Share capital	34	183,021	183,021	183,021	183,021

Capital surplus	35	128,008	115,492	127,834	127,830

Special reserve		11,648	10,345	7,350	7,027

Other comprehensive income	49	(36,277)	(19,725)	528	460

Surplus reserves	36	186,840	184,737	175,748	173,645

Undistributed profits	37	706,728	702,140	598,337	608,423

Equity attributable to equity holders of the Company		1,179,968	1,176,010	1,092,818	1,100,406

Non-controlling interests	38	164,320	141,750	—	—

Total shareholders’ equity		1,344,288	1,317,760	1,092,818	1,100,406

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,394,094	2,405,376	1,843,388	1,858,565

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

(All amounts in RMB millions unless otherwise stated)

		2015	2014	2015	2014
Items	Notes	The Group	The Group	The Company	The Company
Operating income	39	1,725,428	2,282,962	1,085,254	1,409,862

Less: Cost of sales	39	(1,300,419)	(1,735,354)	(787,730)	(1,073,099)

Taxes and levies on operations	40	(200,255)	(227,774)	(176,086)	(173,590)

Selling expenses	41	(62,961)	(63,207)	(43,432)	(46,984)

General and administrative expenses	42	(79,659)	(84,595)	(55,399)	(60,674)

Finance expenses	43	(23,826)	(24,877)	(20,628)	(21,694)

Asset impairment losses	44	(28,505)	(5,575)	(17,703)	(2,361)

Add: Investment income	45	26,627	12,297	30,280	60,061

Operating profit		56,430	153,877	14,556	91,521

Add: Non-operating income	46a	12,956	13,274	12,970	20,820

Less: Non-operating expenses	46b	(11,220)	(10,383)	(9,156)	(8,370)

Profit before taxation		58,166	156,768	18,370	103,971

Less: Taxation	47	(15,802)	(37,734)	2,659	(7,107)

Net profit		42,364	119,034	21,029	96,864

Attributable to:

Equity holders of the Company		35,653	107,173	21,029	96,864

Non-controlling interests		6,711	11,861	—	—

Earnings per share

Basic earnings per share (RMB Yuan)	48	0.19	0.59	0.11	0.53

Diluted earnings per share (RMB Yuan)	48	0.19	0.59	0.11	0.53

Other comprehensive (loss) / income		(20,239)	(7,307)	68	509

Other comprehensive (loss) / income attributable to equity holders of the Company, net of tax		(16,552)	(5,893)	68	509

Other comprehensive (loss) / income would be reclassified to profit or loss

Including:
Share of other comprehensive income of equity-accounted investee		130	159	144	369

Gains or losses arising from changes in fair value of available-for-sale financial assets		270	106	(76)	140

Translation differences arising on translation of foreign currency financial statements		(16,952)	(6,158)	—	—

Other comprehensive loss attributable to non-controlling interests of the Company, net of tax		(3,687)	(1,414)	—	—

Total comprehensive income		22,125	111,727	21,097	97,373

Attributable to:

Equity holders of the Company		19,101	101,280	21,097	97,373

Non-controlling interests		3,024	10,447	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

(All amounts in RMB millions unless otherwise stated)

		2015	2014	2015	2014
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		2,005,109	2,678,332	1,260,617	1,648,475
Refund of taxes and levies		4,749	10,017	2,986	9,117
Cash received relating to other operating activities		8,783	9,839	7,293	25,000

Sub-total of cash inflows		2,018,641	2,698,188	1,270,896	1,682,592

Cash paid for goods and services		(1,242,184)	(1,732,049)	(711,278)	(1,009,324)
Cash paid to and on behalf of employees		(118,103)	(119,762)	(84,992)	(87,705)
Payments of taxes and levies		(333,729)	(408,015)	(268,204)	(280,728)
Cash paid relating to other operating activities		(63,313)	(81,885)	(75,475)	(70,524)

Sub-total of cash outflows		(1,757,329)	(2,341,711)	(1,139,949)	(1,448,281)

Net cash flows from operating activities	51a	261,312	356,477	130,947	234,311

Cash flows from investing activities
Cash received from disposal of investments		22,858	6,499	1,311	249
Cash received from returns on investments		11,202	13,096	29,712	58,509
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		2,076	7,351	1,079	7,230

Sub-total of cash inflows		36,136	26,946	32,102	65,988

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(223,860)	(312,357)	(151,211)	(191,135)
Cash paid to acquire investments		(28,155)	(5,427)	(2,583)	(4,742)

Sub-total of cash outflows		(252,015)	(317,784)	(153,794)	(195,877)

Net cash flows used for investing activities		(215,879)	(290,838)	(121,692)	(129,889)

Cash flows from financing activities
Cash received from capital contributions		1,596	1,587	—	—
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries		1,596	1,587	—	—
Cash received from borrowings		793,571	743,602	409,604	348,613
Cash received relating to other financing activities		185	403	53	72

Sub-total of cash inflows		795,352	745,592	409,657	348,685

Cash repayments of borrowings		(781,553)	(699,434)	(395,077)	(359,436)
Cash payments for interest expenses and distribution of dividends		(55,096)	(88,686)	(49,062)	(82,555)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests		(5,314)	(8,172)	—	—
Capital reduction of subsidiaries		(299)	(17)	—	—
Cash payments relating to other financing activities		(3,843)	(1,767)	(310)	(93)

Sub-total of cash outflows		(840,791)	(789,904)	(444,449)	(442,084)

Net cash flows used for financing activities		(45,439)	(44,312)	(34,792)	(93,399)

Effect of foreign exchange rate changes on cash and cash equivalents		(999)	1,044	—	—

Net (decrease) / increase in cash and cash equivalents	51b	(1,005)	22,371	(25,537)	11,023

Add: Cash and cash equivalents at beginning of the period		73,778	51,407	38,507	27,484

Cash and cash equivalents at end of the period	51c	72,773	73,778	12,970	38,507

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Non- controlling interests
Balance at January 1, 2014	183,021	115,552	8,922	(13,832)	175,051	664,136	137,058	1,269,908

Changes in the year of 2014
Total comprehensive income	—	—	—	(5,893)	—	107,173	10,447	111,727
Special reserve – safety fund
Appropriation	—	—	7,536	—	—	—	192	7,728
Utilisation	—	—	(6,251)	—	—	—	(164)	(6,415)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	9,686	(9,686)	—	—
Distribution to shareholders	—	—	—	—	—	(59,475)	(7,429)	(66,904)
Other equity movement
Acquisition of subsidiaries	—	(48)	—	—	—	—	53	5
Capital contribution from non-controlling interests	—	(9)	—	—	—	—	1,695	1,686
Other	—	(3)	138	—	—	(8)	(102)	25

Balance at December 31, 2014	183,021	115,492	10,345	(19,725)	184,737	702,140	141,750	1,317,760

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Non- controlling interests
Balance at January 1, 2015	183,021	115,492	10,345	(19,725)	184,737	702,140	141,750	1,317,760

Changes in the year of 2015
Total comprehensive income	—	—	—	(16,552)	—	35,653	3,024	22,125
Special reserve – safety fund
Appropriation	—	—	6,812	—	—	—	294	7,106
Utilisation	—	—	(5,509)	—	—	—	(163)	(5,672)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	2,103	(2,103)	—	—
Distribution to shareholders	—	—	—	—	—	(29,005)	(5,515)	(34,520)
Other equity movement
Acquisition of subsidiaries	—	12,530	—	—	—	—	23,755	36,285
Capital contribution from non-controlling interests	—	—	—	—	—	—	2,040	2,040
Other	—	(14)	—	—	—	43	(865)	(836)

Balance at December 31, 2015	183,021	128,008	11,648	(36,277)	186,840	706,728	164,320	1,344,288

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance at January 1, 2014	183,021	127,888	6,398	(49)	163,959	580,720	1,061,937

Changes in the year of 2014

Total comprehensive income	—	—	—	509	—	96,864	97,373

Special reserve – safety fund

Appropriation	—	—	6,160	—	—	—	6,160

Utilisation	—	—	(5,669)	—	—	—	(5,669)

Profit distribution
Appropriation to surplus reserves	—	—	—	—	9,686	(9,686)	—

Distribution to shareholders	—	—	—	—	—	(59,475)	(59,475)

Other	—	(58)	138	—	—	—	80

Balance at December 31, 2014	183,021	127,830	7,027	460	173,645	608,423	1,100,406

Balance at January 1, 2015	183,021	127,830	7,027	460	173,645	608,423	1,100,406

Changes in the year of 2015

Total comprehensive income	—	—	—	68	—	21,029	21,097

Special reserve – safety fund

Appropriation	—	—	5,120	—	—	—	5,120

Utilisation	—	—	(4,797)	—	—	—	(4,797)

Profit distribution
Appropriation to surplus reserves	—	—	—	—	2,103	(2,103)	—

Distribution to shareholders	—	—	—	—	—	(29,005)	(29,005)

Other	—	4	—	—	—	(7)	(3)

Balance at December 31, 2015	183,021	127,834	7,350	528	175,748	598,337	1,092,818

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 23, 2016.

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the company’s financial statements for the year ended December 31, 2015 truly and completely present the financial position of the Group and the Company as of December 31, 2015 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Operating Cycle

The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

(3) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(4) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(5) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial Instruments

(a) Financial assets

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below:

(i) Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges.

(iv) Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

Changes in the fair values of available-for-sale financial assets are recorded into other comprehensive income except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(v) Impairment of financial assets

The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses recognition, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in other comprehensive income. The impairment loss on an investment in unquoted equity instrument whose fair value cannot be reliably measured is not reversed.

(b) Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.

Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.

Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.

A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss.

(c) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

The Group adopts perpetual inventory system.

(9) Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a) Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(b) Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

(c) Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).

(12) Construction in Progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(13) Intangible Assets

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove that the intangible asset is to generate economic benefits;

•	With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(15) Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a) Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

(19) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(20) Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(21) Revenue Recognition

The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:

(a) Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

(b) Rendering of services

The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

(c) Transfer of the assets use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Revenue from operating lease is recognised using the straight-line method over the period of the lease.

(22) Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease.

Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

(23) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(24) Business Combination

(a) Business combination under common control

The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(25) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

(26) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(27) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	6%, 11%, 13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.

Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.

Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.4 or 1.52 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.1 or 1.2 yuan per litre for diesel and fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

On November 16, 2011, the MOF, State Administration of Taxation of the PRC (the “SAT”) implemented the ‘Change of Business Tax to Value Added Tax Pilot Program’ (“Pilot Program”), which set out detailed related implementation guidance and fundamental principles. Accordingly, the Pilot Program was applicable to the transportation and certain modern service industries in Shanghai and Beijing from January 1, 2012 and September 1, 2012, respectively in respect of which VAT was levied in lieu of Business Tax, and was applicable nationally from August 1, 2013. Part of the Group’s pipeline transmission services and research and development and technical services were subject to VAT rate of 11% and 6% in succession.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No. 39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

In accordance with the Circular issued by the SAT on Issues Concerning Adjustment for Resource Tax on Crude Oil and Natural Gas (Cai Shui [2014] No. 73), Since December 1, 2014, the rate of compensation fee of crude oil, natural gas and mineral resources decreased to zero, and the related resource tax rate increased from 5% to 6%.

In accordance with the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2014] No. 106) jointly issued by the MOF and the SAT, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, jet fuel and fuel oil is raised from RMB 1.12 yuan per litre to RMB 1.4 yuan per litre and from RMB 0.94 yuan per litre to RMB 1.1 yuan per litre, respectively, commencing from December 13, 2014. Collection of tax on jet fuel continues to be suspended. In accordance with the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) jointly issued by the MOF and the SAT, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, jet fuel and fuel oil is raised from RMB 1.4 yuan per litre to RMB 1.52 yuan per litre and from RMB 1.1 yuan per litre to RMB 1.2 yuan per litre, respectively, commencing from January 13, 2015. Collection of tax on jet fuel continues to be suspended.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be US$65, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Liu Hongbin	66,720	100.00	100.00	Yes

CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Sun Longde	23,778	50.00	57.14	Yes

PetroChina Hong Kong Limited	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes

PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Lv Gongxun	31,314	100.00	100.00	Yes

PetroChina International Company Limited	Established	PRC	14,000	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Wang Lihua	14,857	100.00	100.00	Yes

PetroChina Pipelines Company Limited (ii) (Note 6(2))	Established	PRC	50	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor	Limited liability company	Huang Weihe	109,216	72.26	72.26	Yes

(i)	The Company consolidated the financial statements of the entity because the Company controls the entity, decides the entity’s financial and operating policies, and has the authority to obtain benefits from its operating activities.
(ii)	In November 2015, PetroChina Pipelines Company Limited, in which the Company has 72.76% equity interest, was established with a registered capital of RMB 50.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(2) New entities consolidated during the current period

In order to establish a centralized platform for management, operation, investment and financing of pipeline assets and save operational costs, the Company through PetroChina Pipelines Company Limited (a directly wholly owned subsidiary of the Company) integrated the affiliated pipeline companies in the Company.

Before the integration, the Company directly held 50% of the equity interests of PetroChina United Pipelines Company Limited (“United Pipelines”), which was a joint venture of the Company. After the integration, PetroChina Pipelines Company Limited acquired 100% of the equity interests of United Pipelines on December 31, 2015. This acquisition was a business combination not under common control. The difference between the cost of acquisition of RMB 121,036 (including cash of RMB 17,856 and equity interests of PetroChina Pipelines Company Limited of RMB 103,180) and the fair value of the identifiable net assets of the acquiree at the acquisition date RMB 83,042 (including the fair value of fixed asset RMB 60,260) amounted to RMB 37,994 was recognised as goodwill.

As of December 31, 2015, the net assets of United Pipelines were RMB 83,042. For the year ended December 31, 2015, operating income and net profit of United Pipelines were RMB 16,334 and RMB 7,744 , respectively.

(3) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	December 31, 2015	December 31, 2014
PetroKazakhstan Inc.	USD 1=RMB 6.4936 yuan	USD 1=RMB 6.1190 yuan
PetroChina Hong Kong Limited	HKD 1=RMB 0.8378 yuan	HKD 1=RMB 0.7889 yuan
Singapore Petroleum Company Limited	USD 1=RMB 6.4936 yuan	USD 1=RMB 6.1190 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	December 31, 2015	December 31, 2014
Cash on hand	59	56
Cash at bank	72,479	75,116
Other cash balances	1,154	849

	73,692	76,021

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2015:

	Foreign currency	Exchange rate	RMB equivalent
USD	4,865	6.4936	31,591
HKD	1,881	0.8378	1,576
Tenge	13,541	0.0190	257
Other			889

			34,313

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2014:

	Foreign currency	Exchange rate	RMB equivalent
USD	2,477	6.1190	15,157
HKD	4,527	0.7889	3,571
Tenge	5,102	0.0331	169
Other			790

			19,687

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of December 31, 2015, all notes receivable of the Group are due within one year.

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Accounts receivable	52,785	53,620	7,705	6,772
Less: Provision for bad debts	(523)	(516)	(343)	(367)

	52,262	53,104	7,362	6,405

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2015			December 31, 2014
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	49,525	95	(32)	51,950	97	(72)
1 to 2 years	2,307	4	(76)	862	2	—
2 to 3 years	239	—	—	282	—	—
Over 3 years	714	1	(415)	526	1	(444)

	52,785	100	(523)	53,620	100	(516)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

	Company
	December 31, 2015			December 31, 2014
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	7,057	92	—	6,094	89	—
1 to 2 years	86	1	—	103	2	—
2 to 3 years	11	—	—	177	3	—
Over 3 years	551	7	(343)	398	6	(367)

	7,705	100	(343)	6,772	100	(367)

As of December 31, 2015, the top five debtors of accounts receivable of the Group amounted to RMB 21,887, representing 41% of total accounts receivable.

During the year ended December 31, 2015 and December 31, 2014, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Other receivables	17,124	19,564	125,192	99,338

Less: Provision for bad debts	(2,411)	(2,470)	(591)	(694)

	14,713	17,094	124,601	98,644

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2015			December 31, 2014
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	12,587	74	(27)	14,626	75	(7)
1 to 2 years	546	3	(3)	1,029	5	(4)
2 to 3 years	498	3	(1)	382	2	(4)
Over 3 years	3,493	20	(2,380)	3,527	18	(2,455)

	17,124	100	(2,411)	19,564	100	(2,470)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

	Company
	December 31, 2015			December 31, 2014
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	123,589	99	—	97,443	98	(3)
1 to 2 years	318	—	(3)	565	1	—
2 to 3 years	145	—	—	57	—	—
Over 3 years	1,140	1	(588)	1,273	1	(691)

	125,192	100	(591)	99,338	100	(694)

As of December 31, 2015, the top five debtors of other receivables of the Group amounted to RMB 11,304 , representing 66% of total other receivables.

During the year ended December 31, 2015 and December 31, 2014, the Group had no significant write-off of the provision for bad debts of other receivables.

10 ADVANCES TO SUPPLIERS

	December 31, 2015	December 31, 2014
Advances to suppliers	19,334	22,977
Less: Provision for bad debts	(21)	(18)

	19,313	22,959

As of December 31, 2015 and 2014, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2015, the top five debtors of advances to suppliers of the Group amounted to RMB 17,463, representing 90% of total advances to suppliers.

11 INVENTORIES

	December 31, 2015	December 31, 2014
Cost

Crude oil and other raw materials	42,605	59,870
Work in progress	8,426	13,165
Finished goods	79,502	95,154
Turnover materials	45	39

	130,578	168,228

Less: Write down in inventories	(3,701)	(2,251)

Net book value	126,877	165,977

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2015	December 31, 2014
Available-for-sale debenture	383	352
Available-for-sale equity instrument	2,835	2,157

Less: Provision for impairment	(386)	(376)

	2,832	2,133

13 LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2014	Addition	Reduction	December 31, 2015
Associates and joint ventures (a)	116,812	4,398	(49,971)	71,239

Less : Provision for impairment (b)	(242)	—	2	(240)

	116,570			70,999

	Company
	December 31, 2014	Addition	Reduction	December 31, 2015
Subsidiaries (c)	299,811	121,154	(72,528)	348,437
Associates and joint ventures	66,083	9,121	(43,514)	31,690

Less : Provision for impairment	(213)			(213)

	365,681			379,914

As of December 31, 2015, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(a) Principal associates and joint ventures of the Group

	Country of incorporation	Principal activities	Registered capital		Interest held%		Voting rights %	Accounting method	Strategic decisions relating to the Group’s activities
Company name					Direct	Indirect

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD	258 million	28.44	—	28.44	Equity method	No

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage		1,000	—	50.00	50.00	Equity method	No

China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business		5,441	49.00	—	49.00	Equity method	No

Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coalbed methane	AUD	2	—	50.00	50.00	Equity method	No

CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business		5,000	49.00	—	49.00	Equity method	No

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2014	Addition	Reduction	Share of profit of equity- accounted investee	Share of other equity movement of equity- accounted investee	Cash dividend declared	Currency translation differences	December 31, 2015
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—

China Marine Bunker (PetroChina) Co., Ltd.	740	1,203	—	—	34	(11)	(18)	—	1,208

China Petroleum Finance Co., Ltd.	9,917	19,324	—	—	2,861	144	(631)	—	21,698

Arrow Energy Holdings Pty Ltd.	19,407	11,393	—	—	(5,377)	(1,090)	—	303	5,229

CNPC Captive Insurance Co., Ltd.	2,450	2,534	—	—	140	1	—	—	2,675

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

Interest in associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Percentage ownership interest(%)	28.44	28.44	49.00	49.00	49.00	49.00

Current assets	4,214	5,564	351,516	354,634	2,272	7,689

Non-current assets	4,180	3,472	288,537	285,833	8,095	1,010

Current liabilities	8,248	12,473	544,674	526,866	4,907	3,527

Non-current liabilities	7,000	2,368	51,809	74,876	—	—

Net (liabilities) / assets	(6,854)	(5,805)	43,570	38,725	5,460	5,172

Group’s share of net assets	—	—	21,349	18,975	2,675	2,534

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	21,698	19,324	2,675	2,534

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2015	2014	2015	2014	2015	2014
Operating income	18,170	38,983	10,335	9,703	480	376

Net (loss) / profit	(984)	(1,465)	5,839	5,432	286	173

Other comprehensive income	—	—	294	561	1	—

Total comprehensive (loss)/income	(984)	(1,465)	6,133	5,993	287	173

Group’s share of total comprehensive income	—	—	3,005	2,937	141	85

Dividends received by the Group	—	—	631	1,248	—	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

Interest in joint ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Percentage ownership interest(%)	50.00	50.00	50.00	50.00

Non-current assets	2,076	1,966	34,902	42,363

Current assets	4,653	6,060	597	709

Including: cash and cash equivalents	1,703	1,585	355	460

Non-current liabilities	691	707	23,595	18,973

Current liabilities	3,399	4,806	1,365	1,237

Net assets	2,639	2,513	10,539	22,862

Net assets attributable to owners of the Company	2,416	2,406	10,539	22,862

Group’s share of net assets	1,208	1,203	5,270	11,431

Elimination of unrealised profit	—	—	—	—

Elimination of transactions with the Group	—	—	(41)	(38)

Carrying amount of interest in joint ventures	1,208	1,203	5,229	11,393

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.
	2015	2014	2015	2014
Operating income	27,587	53,552	971	1,120

Finance expenses	(45)	(30)	(2,567)	(2,087)

Including: Interest income	35	48	6	11

Interest expenses	(56)	(71)	(1,189)	(1,052)

Taxation	(33)	(20)	—	—

Net profit / (loss)	93	101	(10,753)	(4,439)

Other comprehensive income/(loss)	83	(110)	(2,181)	(245)

Total comprehensive income/(loss)	176	(9)	(12,934)	(4,684)

Total comprehensive income/(loss) by share	67	(14)	(6,467)	(2,342)

Elimination of unrealised profit	—	—	—	—

Group’s share of total comprehensive income/(loss)	67	(14)	(6,467)	(2,342)

Dividends received by the Group	18	11	—	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(b) Provision for impairment

	December 31, 2015	December 31, 2014
Associates and joint ventures
Gansu Hongyang Chemical Industry Co., Ltd.	(69)	(69)
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(62)	(64)

	(240)	(242)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2014	Addition	Deduction	December 31, 2015

Daqing Oilfield Company Limited	66,720	66,720	—	—	66,720

CNPC Exploration and Development Company Limited	23,778	23,778	—	—	23,778

PetroChina Hong Kong Limited	25,590	25,590	—	—	25,590

PetroChina International Investment Company Limited	31,314	31,314	—	—	31,314

PetroChina International Company Limited	14,857	14,857	—	—	14,857

PetroChina Northwest United Pipelines Company Limited	32,500	32,500	—	(32,500)	—

PetroChina Eastern Pipelines Co., Ltd.	38,955	38,955	—	(38,955)	—

PetroChina Pipelines Company Limited (Note 6)	109,216	—	109,216	—	109,216

Other		66,097	11,938	(1,073)	76,962

Total		299,811	121,154	(72,528)	348,437

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	December 31, 2015	December 31, 2014	December 31, 2015
Percentage ownership interest(%)	50.00	50.00	72.26

Current assets	36,052	23,164	16,268

Non-current assets	112,383	127,150	263,268

Current liabilities	28,551	18,990	54,297

Non-current liabilities	15,414	19,416	30,492

Net assets	104,470	111,908	194,747

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	2015	2014	2015
Operating income	33,541	52,258	2,796

Net profit	3,332	12,483	1,015

Total comprehensive income	(6,663)	8,822	1,015

Profit attributable to non-controlling interests	1,431	7,540	282

Dividends paid to non-controlling interests	775	3,268	720

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipeline Company Limited
	2015	2014	2015
Net cash inflows from operating activities	8,293	13,793	2,554

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

14 FIXED ASSETS

	December 31, 2014	Addition	Reduction	December 31, 2015

Cost
Buildings	192,026	17,096	(3,918)	205,204
Equipment and Machinery	850,075	109,337	(6,081)	953,331
Motor Vehicles	28,217	2,403	(1,034)	29,586
Other	19,345	2,349	(676)	21,018

Total	1,089,663	131,185	(11,709)	1,209,139

Accumulated depreciation
Buildings	(65,154)	(10,180)	1,950	(73,384)
Equipment and Machinery	(346,306)	(51,412)	4,689	(393,029)
Motor Vehicles	(17,316)	(2,153)	916	(18,553)
Other	(8,870)	(2,367)	597	(10,640)

Total	(437,646)	(66,112)	8,152	(495,606)

Fixed assets, net
Buildings	126,872			131,820
Equipment and Machinery	503,769			560,302
Motor Vehicles	10,901			11,033
Other	10,475			10,378

Total	652,017			713,533

Provision for impairment
Buildings	(3,495)	(83)	58	(3,520)
Equipment and Machinery	(27,095)	(1,487)	296	(28,286)
Motor Vehicles	(65)	(2)	1	(66)
Other	(98)	(3)	1	(100)

Total	(30,753)	(1,575)	356	(31,972)

Net book value
Buildings	123,377			128,300
Equipment and Machinery	476,674			532,016
Motor Vehicles	10,836			10,967
Other	10,377			10,278

Total	621,264			681,561

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

Depreciation charged to profit or loss provided on fixed assets for the year ended December 31, 2015 was RMB 54,268, cost transferred from construction in progress to fixed assets was RMB 53,164.

As of December 31, 2015, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 420.

As of December 31, 2015, the Group has no significant fixed assets which are pledged.

15 OIL AND GAS PROPERTIES

	December 31, 2014	Addition	Reduction	December 31, 2015

Cost
Mineral interests in proved properties	30,319	5,026	(1,027)	34,318
Mineral interests in unproved properties	43,347	325	(9,706)	33,966
Wells and related facilities	1,614,732	139,997	(22,904)	1,731,825

Total	1,688,398	145,348	(33,637)	1,800,109

Accumulated depletion
Mineral interests in proved properties	(3,937)	(1,376)	8	(5,305)
Wells and related facilities	(788,269)	(114,621)	13,782	(889,108)

Total	(792,206)	(115,997)	13,790	(894,413)

Oil and gas properties, net
Mineral interests in proved properties	26,382			29,013
Mineral interests in unproved properties	43,347			33,966
Wells and related facilities	826,463			842,717

Total	896,192			905,696

Provision for impairment
Mineral interests in proved properties	—	(355)	—	(355)
Mineral interests in unproved properties	—	(4,212)	—	(4,212)
Wells and related facilities	(15,710)	(15,326)	257	(30,779)

Total	(15,710)	(19,893)	257	(35,346)

Net book value
Mineral interests in proved properties	26,382			28,658
Mineral interests in unproved properties	43,347			29,754
Wells and related facilities	810,753			811,938

Total	880,482			870,350

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

Depletion charged to profit or loss provided on oil and gas properties for the year ended December 31, 2015 was RMB 114,933.

Impairment loss charged to profit or loss provided on oil and gas properties for the year ended December 31, 2015 was RMB 19,893 which is due primarily to the lower price of crude oil, higher production costs and operating costs. The carrying values of these assets were written down to their recoverable values.

As of December 31, 2015, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 91,222. Related depletion charge for the year ended December 31, 2015 was RMB 7,320.

16 CONSTRUCTION MATERIALS

The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2014	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2015	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund

Yunnan 10 million tons crude oil per year refinery project	20,080	12,109	4,785	(398)	—	16,496	84%	287	215	self & loan

Jinzhou-Zhengzhou Refined oil pipeline	8,241	4,469	1,548	—	—	6,017	73%	213	141	self & loan

East of Third West-East Gas Pipeline (Ji’an-Fuzhou)	14,830	8,290	1,091	(2)	—	9,379	63%	28	28	self & loan

Other		215,580	182,242	(186,472)	(13,884)	197,466		5,652	2,389

		240,448	189,666	(186,872)	(13,884)	229,358		6,180	2,773

Less:
Provision for impairment		(108)				(3,792)

		240,340				225,566

For the year ended December 31, 2015, the capitalised interest expense amounted to RMB 2,773 (2014: RMB 3,349). The annual interest rates used to determine the capitalised amount in 2015 are 4.28% to 5.76%.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December 31, 2014	Addition	Reduction	December 31, 2015

Cost
Land use rights	58,378	6,424	(263)	64,539
Patents	4,421	49	—	4,470
Other (i)	28,299	2,041	(527)	29,813

Total	91,098	8,514	(790)	98,822

Accumulated amortisation
Land use rights	(9,179)	(2,170)	12	(11,337)
Patents	(2,873)	(273)	—	(3,146)
Other	(10,867)	(1,921)	184	(12,604)

Total	(22,919)	(4,364)	196	(27,087)

Intangible assets, net
Land use rights	49,199			53,202
Patents	1,548			1,324
Other	17,432			17,209

Total	68,179			71,735

Provision for impairment	(690)	—	4	(686)

Net book value	67,489			71,049

(i)	Other intangible assets principally include non-proprietary technology and trademark use right, etc.

Amortisation charged to profit or loss provided on intangible assets for the year ended December 31, 2015 was RMB 4,166.

Research and development expenditures for the year ended December 31, 2015 amounted to RMB 11,856 (2014: RMB 13,088), which have been recognised in profit or loss.

19 GOODWILL

Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited, and United Pipelines (Notes 6(2)) completed in 2009, 2011 and 2015, respectively. Goodwill should be subject to impairment assessment related to the cash-generating unit. The recoverable amount of all cash-generating units has been determined based on the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

20 LONG-TERM PREPAID EXPENSES

	December 31, 2014	Addition	Reduction	December 31, 2015
Advance lease payments (i)	17,639	2,948	(2,746)	17,841
Other	11,088	2,340	(3,735)	9,693

Total	28,727	5,288	(6,481)	27,534

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation charged to profit or loss provided on long-term prepaid expenses for the year ended December 31, 2015 was RMB 4,491.

21 PROVISION FOR ASSETS

	December 31, 2014	Addition	Reversal	Write-off and others	December 31, 2015

Bad debts provision	3,004	76	(99)	(26)	2,955

Including:
Bad debts provision for accounts receivable	516	32	(13)	(12)	523

Bad debts provision for other receivables	2,470	40	(86)	(13)	2,411

Bad debts provision for advances to suppliers	18	4	—	(1)	21

Provision for declines in the value of inventories	2,251	3,394	(59)	(1,885)	3,701

Provision for impairment of available-for-sale financial assets	376	74	—	(64)	386

Provision for impairment of long-term equity investments	242	—	—	(2)	240

Provision for impairment of fixed assets	30,753	1,575	—	(356)	31,972

Provision for impairment of oil and gas properties	15,710	19,893	—	(257)	35,346

Provision for impairment of construction in progress	108	3,554	—	130	3,792

Provision for impairment of intangible assets	690	—	—	(4)	686

Provision for impairment of other non-current assets	—	97	—	—	97

Total	53,134	28,663	(158)	(2,464)	79,175

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

22 SHORT-TERM BORROWINGS

	December 31, 2015	December 31, 2014
Guarantee - RMB	—	35
Guarantee - USD	1,128	550
Unsecured - RMB	46,516	52,416
Unsecured - USD	17,212	59,299
Unsecured - JPY	2,926	2,670
Unsecured - Other	2,277	363

	70,059	115,333

As of December 31, 2015, the above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The weighted average interest rate for short-term borrowings as of December 31, 2015 is 2.51% per annum (December 31, 2014: 2.84%).

23 NOTES PAYABLE

As of December 31, 2015 and December 31, 2014, notes payable mainly represented commercial acceptance. All notes payable are matured within one year.

24 ACCOUNTS PAYABLE

As of December 31, 2015, accounts payable aged over one year amounted to RMB 33,250 (December 31, 2014: RMB 35,162), and mainly comprised of payables to several suppliers and were not settled.

25 ADVANCES FROM CUSTOMERS

As of December 31, 2015, advances from customers mainly represented the sales of natural gas, crude oil and refined oil, etc. The advances from customers aged over one year amounted to RMB 4,007 (December 31, 2014: RMB 4,251).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

26 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2014	Addition	Reduction	December 31, 2015

Short-term employee benefits	5,710	102,420	(102,423)	5,707

Post-employment benefits - defined contribution plans	189	17,976	(17,987)	178

Termination benefits	4	67	(56)	15

	5,903	120,463	(120,466)	5,900

(2) Short-term employee benefits

	December 31, 2014	Addition	Reduction	December 31, 2015

Wages, salaries and allowances	2,254	76,495	(76,845)	1,904

Staff welfare	1	7,210	(7,210)	1

Social security contributions	675	8,107	(8,119)	663

Including:
Medical insurance	634	7,009	(7,016)	627

Work-related injury insurance	31	727	(730)	28

Maternity insurance	10	351	(353)	8

Housing provident funds	64	7,750	(7,759)	55

Labour union funds and employee education funds	2,525	2,794	(2,396)	2,923

Other	191	64	(94)	161

	5,710	102,420	(102,423)	5,707

(3) Post-employment benefits-defined contribution plans

	December 31, 2014	Addition	Reduction	December 31, 2015
Basic pension insurance	110	13,498	(13,491)	117
Unemployment insurance	39	932	(939)	32
Annuity	40	3,546	(3,557)	29

	189	17,976	(17,987)	178

As of December 31, 2015, employee benefits payable did not contain any balance in arrears.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

27 TAXES PAYABLE

	December 31, 2015	December 31, 2014
Income tax payable	7,879	6,917
Consumption tax payable	13,593	11,311
Crude oil special gain levy payable	71	10,990
Other	12,598	17,423

	34,141	46,641

28 OTHER PAYABLES

As of December 31, 2015, other payables mainly comprised loans borrowed from related parties, deposits and payments made on behalf, and other payables aged over one year amounted to RMB 12,404 (December 31, 2014: RMB 10,818).

29 PROVISIONS

	December 31, 2014	Addition	Reduction	December 31, 2015
Assets retirement obligations	109,154	10,216	(1,374)	117,996

Assets retirement obligations are related to oil and gas properties.

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2015	December 31, 2014
Long-term borrowings due within one year
Guarantee – RMB	735	27
Guarantee – USD	5,921	34
Guarantee – Other	25	25
Impawn – RMB	47	—
Unsecured – RMB	18,983	25,539
Unsecured – USD	9,956	8,161
Unsecured – Other	2	9

	35,669	33,795
Debentures payable due within one year	498	20,000

	36,167	53,795

The above-mentioned guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

31 LONG-TERM BORROWINGS

	December 31, 2015	December 31, 2014
Guarantee – RMB	780	2,848
Guarantee – USD	30,612	7,314
Guarantee – Other	105	131
Impawn – RMB	104	308
Impawn – USD	—	3,059
Unsecured – RMB	266,495	255,076
Unsecured – USD	64,844	63,788
Unsecured – Other	2,190	74

	365,130	332,598
Less: Long-term borrowings due within one year (Note 30)	(35,669)	(33,795)

	329,461	298,803

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The above-mentioned impawned RMB borrowings were impawned by stock equity of a net book value of RMB 152.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2015	December 31, 2014
Between one and two years	64,459	62,652
Between two and five years	186,009	135,104
After five years	78,993	101,047

	329,461	298,803

The weighted average interest rate for long-term borrowings as of December 31, 2015 is 3.76% (December 31, 2014: 4.16%).

The fair values of long-term borrowings amounted to RMB 359,059 (December 31, 2014: RMB 321,536). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate %	December 31, 2014	Addition	Reduction	December 31, 2015

2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	—	—	11,000

2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.65	20,000	—	(12,370)	7,630

2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	20,000	—	(20,000)	—

2012 PetroChina Company Limited Corporate Debentures first tranche - 5 years	November 22, 2012	5 - year	4.55	16,000	—	—	16,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	—	—	2,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	—	—	2,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 5 years	March 15, 2013	5 - year	4.47	16,000	—	—	16,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	4,000	—	—	4,000

2015 PetroChina Company Limited first tranche medium-term notes	May 4, 2015	3 - year	4.03	—	20,000	—	20,000

2015 PetroChina Company Limited second tranche medium-term notes	October 9, 2015	5 - year	3.85	—	20,000	—	20,000

Kunlun Energy Company Limited priority notes - 5 years	May 13, 2015	5 - year	2.88	—	3,192	—	3,192

Kunlun Energy Company Limited priority notes - 10 years	May 13, 2015	10 - year	3.75	—	3,192	—	3,192

Other				498	—	—	498

				91,498	46,384	(32,370)	105,512

Less: Debentures Payable due within one year (Note 30)				(20,000)			(498)

				71,498			105,014

(i)	The 2010 PetroChina Company Limited second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2015, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 40,000 (December 31, 2014: RMB 40,000).

The fair values of the debentures amounted to RMB 106,789 (December 31, 2014: RMB 94,481). The fair values are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2015		December 31, 2014
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	8,179	37,333	7,517	33,864
Wages and welfare	1,005	4,522	972	4,402
Carry forward of losses	29,712	252,872	20,861	182,514
Other	15,127	62,133	17,231	70,579

	54,023	356,860	46,581	291,359

(b) Deferred tax liabilities

	December 31, 2015		December 31, 2014
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of fixed assets and oil and gas properties	37,032	139,988	41,525	160,151
Other	13,180	59,242	5,885	33,323

	50,212	199,230	47,410	193,474

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2015	December 31, 2014
Deferred tax assets	16,927	14,995
Deferred tax liabilities	13,116	15,824

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

34 SHARE CAPITAL

	December 31, 2015	December 31, 2014
H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd.. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2014	Addition	Reduction	December 31, 2015
Capital premium	73,124	12,532	—	85,656
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Other	1,413	—	(16)	1,397

	115,492	12,532	(16)	128,008

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

36 SURPLUS RESERVES

	December 31, 2014	Addition	Reduction	December 31, 2015
Statutory Surplus Reserves	184,697	2,103	—	186,800
Discretionary Surplus Reserves	40	—	—	40

	184,737	2,103	—	186,840

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2015 (2014: None).

37 UNDISTRIBUTED PROFITS

For the year ended December 31, 2015
Undistributed profits at beginning of the period	702,140
Add: Net profit attributable to equity holders of the Company	35,653
Less: Appropriation to statutory surplus reserves	(2,103)
Ordinary share dividends payable	(29,005)
Other	43

Undistributed profits at end of the period	706,728

At the meeting on March 23, 2016, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2015 of RMB 0.02486 yuan per share, amounting to a total of RMB 4,550, according to the issued 183,021 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

38 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries

	Percentage of shares held by non-controlling interests	Profit or loss attributable to non- controlling interests	Dividends declared to non-controlling interests	Balance of non- controlling interests

CNPC Exploration and Development Company Limited	50.00%	1,431	775	54,846

PetroChina Pipelines Company Limited	27.74%	282	720	54,023

KunLun Energy Company Limited	41.67%	2,143	2,764	34,903

PetroKazakhstan Inc.	33.00%	(490)	—	2,808

Other				17,740

				164,320

39 OPERATING INCOME AND COST OF SALES

	Group
	2015	2014
Income from principal operations (a)	1,684,644	2,240,926
Income from other operations (b)	40,784	42,036

	1,725,428	2,282,962

	Group
	2015	2014
Cost of sales from principal operations (a)	1,260,147	1,695,213
Cost of sales from other operations (b)	40,272	40,141

	1,300,419	1,735,354

	Company
	2015	2014
Income from principal operations (a)	1,056,783	1,380,085
Income from other operations (b)	28,471	29,777

	1,085,254	1,409,862

	Company
	2015	2014
Cost of sales from principal operations (a)	758,747	1,044,081
Cost of sales from other operations (b)	28,983	29,018

	787,730	1,073,099

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(a) Income and cost of sales from principal operations

	Group
	2015		2014
	Income	Cost	Income	Cost
Exploration and Production	462,631	346,120	760,962	427,539
Refining and Chemicals	635,669	417,590	839,233	702,387
Marketing	1,369,225	1,314,525	1,926,685	1,865,461
Natural gas and Pipeline	276,896	241,842	280,078	266,060
Head Office and Other	346	157	452	210
Intersegment elimination	(1,060,123)	(1,060,087)	(1,566,484)	(1,566,444)

Total	1,684,644	1,260,147	2,240,926	1,695,213

	Company
	2015		2014
	Income	Cost	Income	Cost
Exploration and Production	353,673	299,066	595,527	420,841
Refining and Chemicals	600,784	397,740	812,452	678,176
Marketing	651,140	618,345	856,128	815,277
Natural gas and Pipeline	215,679	213,980	237,656	246,402
Head Office and Other	106	92	196	148
Intersegment elimination	(764,599)	(770,476)	(1,121,874)	(1,116,763)

Total	1,056,783	758,747	1,380,085	1,044,081

(b) Income and cost of sales from other operations

	Group
	2015		2014
	Income	Cost	Income	Cost
Sale of materials	4,808	4,609	7,642	7,480
Other	35,976	35,663	34,394	32,661

Total	40,784	40,272	42,036	40,141

	Company
	2015		2014
	Income	Cost	Income	Cost
Sale of materials	3,291	2,722	4,994	4,490
Other	25,180	26,261	24,783	24,528

Total	28,471	28,983	29,777	29,018

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

40 TAX AND LEVIES ON OPERATIONS

	2015	2014
Business tax	550	537
City maintenance and construction tax	16,122	14,128
Educational surcharge	11,314	9,668
Consumption tax	149,323	104,262
Resource tax	18,584	26,305
Crude oil special gain levy	—	64,376
Other	4,362	8,498

	200,255	227,774

41 SELLING EXPENSES

	2015	2014
Employee compensation costs	20,320	20,569
Depreciation, depletion and amortisation	8,185	7,410
Transportation expense	15,944	15,931
Lease, packing, warehouse storage expenses	7,065	7,070
Other	11,447	12,227

	62,961	63,207

42 GENERAL AND ADMINISTRATIVE EXPENSES

	2015	2014
Employee compensation costs	28,959	29,709
Depreciation, depletion and amortisation	8,165	7,937
Repair expense	8,242	8,493
Lease, packing, warehouse storage expenses	5,426	4,880
Safety fund	6,937	7,004
Other taxes	4,370	8,519
Technology service expense	2,056	2,300
Other	15,504	15,753

	79,659	84,595

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

43 FINANCE EXPENSES

	2015	2014
Interest expense	24,328	23,319
Less: Interest income	(2,019)	(1,596)
Exchange losses	10,168	7,333
Less: Exchange gains	(9,536)	(5,020)
Other	885	841

	23,826	24,877

44 ASSET IMPAIRMENT LOSSES

	2015	2014
Impairment losses for bad debts provision	(23)	30
Impairment losses for declines in the value of inventories	3,335	1,850
Impairment losses for available-for-sale financial assets	74	5
Impairment losses for fixed assets and oil and gas properties	21,468	3,685
Impairment losses for construction in progress	3,554	5
Impairment losses for other non-current assets	97	—

	28,505	5,575

45 INVESTMENT INCOME

	Group
	2015	2014
Gain on available-for-sale financial assets	465	375
Share of profit of associates and joint ventures	1,504	10,962
Gain on disposal of associates and joint ventures	1,258	41
Gain on disposal of subsidiaries	280	972
Remeasurement to fair value of pre-existing interest in acquiree (i)	22,807	—
Other gain / (loss)	313	(53)

	26,627	12,297

(i)	In December 2015, the Group through PetroChina Pipelines Company Limited acquired PetroChina United Pipelines Company Limited (a former joint venture of the Group) (Note 6(2)), the Group remeasured the fair value of its pre-existing interest in PetroChina United Pipelines Company Limited at the acquisition date, and recognized the difference between the fair value and carrying value of such interest as investment income.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

The investment income from the top five long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 9,916 (2014: RMB 12,588).

	Company
	2015	2014
Gain on available-for-sale financial assets	438	324
Share of profit of associates and joint ventures	7,682	7,547
Dividends declared by subsidiaries	21,819	51,664
Gain on disposal of associates and joint ventures	—	33
Gain on disposal of subsidiaries	261	490
Other	80	3

	30,280	60,061

The investment income from the top five long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 7,482 (2014: RMB 7,507).

46 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2015	2014	Amounts included in non-recurring profit/loss items of 2015

Gains on disposal of fixed assets and oil and gas properties	275	295	275

Government grants (i)	7,906	10,931	4,824

Gain on transfer of remaining natural gas reserves in natural gas storage (ii)	2,618	—	2,618

Other	2,157	2,048	2,157

	12,956	13,274	9,874

(i)	Government grants comprise proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.
(ii)	Gain on transfer of remaining natural gas reserves in natural gas storage is the gain on transfer of remaining natural gas reserves of six natural gas storage of the group to the related party Petroleum Administrative Bureau of CNPC.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(b) Non-operating expenses

	2015	2014	Amounts included in non-recurring profit/loss items of 2015
Loss on disposal of fixed assets and oil and gas properties	4,936	4,016	4,936
Fines	419	369	419
Donation	926	366	926
Extraordinary loss	177	301	177
Other	4,762	5,331	4,762

	11,220	10,383	11,220

47 TAXATION

	2015	2014
Income taxes	18,998	41,007
Deferred taxes	(3,196)	(3,273)

	15,802	37,734

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2015	2014

Profit before taxation	58,166	156,768

Tax calculated at a tax rate of 25%	14,542	39,192

Tax return true-up	2,008	1,900

Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	910	2,303

Effect of preferential tax rate	(5,436)	(6,948)

Tax effect of income not subject to tax	(2,875)	(4,953)

Tax effect of expenses not deductible for tax purposes	6,653	6,240

Taxation	15,802	37,734

48 EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2015 and 2014 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

49 OTHER COMPREHENSIVE INCOME

Other comprehensive (loss) / income attributable to equity holders of the Company	December 31, 2014	Addition	Reduction	December 31, 2015

Other comprehensive (loss) / income would be reclassified to profit or loss

Including:
Share of other comprehensive income / (loss) of equity-accounted investee	149	149	(19)	279

Gains or losses arising from changes in fair value of available-for-sale financial assets	283	370	(100)	553

Translation differences arising on translation of foreign currency financial statements	(20,114)	5,421	(22,373)	(37,066)

Others	(43)	—	—	(43)

Total	(19,725)	5,940	(22,492)	(36,277)

50 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	2015	2014
Operating income	1,725,428	2,282,962

Less: Changes in inventories of finished goods and work in progress	(21,551)	(25,817)

Raw materials and consumables used	(1,035,244)	(1,460,408)

Employee benefits expenses	(118,082)	(120,822)

Depreciation, depletion and amortisation expenses	(177,858)	(173,981)

Impairment losses of non-current assets	(25,193)	(3,695)

Lease expenses	(14,861)	(10,935)

Finance expenses	(23,826)	(24,877)

Other expenses	(252,383)	(308,550)

Operation profit	56,430	153,877

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

51 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	Group		Company
	2015	2014	2015	2014

Net profit	42,364	119,034	21,029	96,864

Add: Impairment of asset, net	28,505	5,575	17,703	2,361

Depreciation and depletion of fixed assets and oil and gas properties	169,201	165,344	106,578	107,042

Amortisation of intangible assets	4,166	4,154	3,521	3,582

Amortisation of long-term prepaid expenses	4,491	4,483	3,807	3,864

Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	4,620	3,687	4,219	2,491

Capitalised exploratory costs charged to expense	9,608	12,063	8,483	10,873

Safety fund reserve	1,434	1,451	323	491

Finance expense	22,309	21,723	19,295	21,590

Investment income	(26,627)	(12,297)	(30,280)	(60,061)

Decrease in deferred taxation	(3,196)	(3,273)	(3,309)	(1,214)

Decrease in inventories	36,256	59,215	27,590	48,457

Gain on disposal of certain pipeline net assets and operations	—	—	—	(9,446)

Decrease / (increase) in operating receivables	5,581	2,651	(35,674)	6,726

(Decrease) / increase in operating payables	(37,400)	(27,333)	(12,338)	691

Net cash flows from operating activities	261,312	356,477	130,947	234,311

(b) Net (decrease) / increase in cash and cash equivalents

	Group		Company
	2015	2014	2015	2014
Cash at end of the period	72,773	73,778	12,970	38,507
Less: Cash at beginning of the period	(73,778)	(51,407)	(38,507)	(27,484)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

(Decrease) / increase in cash and cash equivalents	(1,005)	22,371	(25,537)	11,023

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(c) Cash and cash equivalents

	Group		Company
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Cash at bank and on hand	73,692	76,021	12,970	38,507
Less: Time deposits with maturities over 3 months	(919)	(2,243)	—	—

Cash and cash equivalents at end of the period	72,773	73,778	12,970	38,507

52 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2015 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	475,412	642,428	1,383,426	281,778	2,507	2,785,551

Less: Intersegment revenue	(384,423)	(502,007)	(146,719)	(26,259)	(715)	(1,060,123)

Revenue from external customers	90,989	140,421	1,236,707	255,519	1,792	1,725,428

Segment expenses (i)	(354,657)	(326,166)	(879,541)	(70,069)	(12,861)	(1,643,294)

Segment result	58,185	9,168	(8)	25,349	(10,560)	82,134

Unallocated expenses						(25,704)

Operating profit						56,430

Segment assets	1,254,521	312,474	353,247	600,664	1,542,858	4,063,764

Other assets						28,043

Elimination of intersegment balances (ii)						(1,697,713)

Total assets						2,394,094

Segment liabilities	511,098	114,888	148,556	206,920	727,579	1,709,041

Other liabilities						47,257

Elimination of intersegment balances (ii)						(706,492)

Total liabilities						1,049,806

Depreciation, depletion and amortisation	(126,042)	(22,561)	(12,786)	(14,415)	(2,054)	(177,858)

Asset impairment losses	22,930	1,899	1,289	2,387	—	28,505

Capital expenditure	157,822	15,725	7,061	20,360	1,270	202,238

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2014 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total

Revenue	777,574	846,082	1,938,501	284,262	3,027	3,849,446

Less: Intersegment revenue	(629,186)	(668,002)	(244,226)	(24,398)	(672)	(1,566,484)

Revenue from external customers	148,388	178,080	1,694,275	259,864	2,355	2,282,962

Segment expenses (i)	(455,357)	(304,180)	(1,258,938)	(77,270)	(15,185)	(2,110,930)

Segment result	192,714	(20,461)	7,875	4,243	(12,339)	172,032

Unallocated expenses						(18,155)

Operating profit						153,877

Segment assets	1,258,523	340,570	375,691	532,518	1,536,901	4,044,203

Other assets						15,955

Elimination of intersegment balances (ii)						(1,654,782)

Total assets						2,405,376

Segment liabilities	505,029	136,492	169,804	172,402	688,203	1,671,930

Other liabilities						62,465

Elimination of intersegment balances (ii)						(646,779)

Total liabilities						1,087,616

Depreciation, depletion and amortisation	(125,744)	(21,536)	(11,708)	(12,797)	(2,196)	(173,981)

Asset impairment losses	3,755	181	1,611	28	—	5,575

Capital expenditure	221,479	30,965	5,616	32,919	750	291,729

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	2015	2014

Mainland China	1,185,189	1,479,183

Other	540,239	803,779

	1,725,428	2,282,962

Non-current assets (i)	December 31, 2015	December 31, 2014

Mainland China	1,812,079	1,754,464

Other	212,912	242,476

	2,024,991	1,996,940

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

53 FINANCIAL RISK MANAGEMENT

(1) Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 31.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of account receivables and related provision for bad debts are included in Note 9. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31.

(2) Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2015 is 28.7% (December 31, 2014:

29.0%).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(3) Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2015 and 2014 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 31.

54 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Wang Yilin

Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	December 31, 2015		December 31, 2014
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	86.51	86.51	86.51	86.51

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(3) Nature of related parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate

China Marine Bunker (PetroChina) Co., Ltd.	Joint venture

Arrow Energy Holdings Pty Ltd.	Joint venture

CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC

CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC

CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC

Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC

Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC

China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC

CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC

CNPC Material Company	Fellow subsidiary of CNPC

China Petroleum Finance Co., Ltd. (the “CP Finance”)	Fellow subsidiary of CNPC

China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC

China National United Oil Corporation	Fellow subsidiary of CNPC

CNPC Captive Insurance Co., Ltd.	Fellow subsidiary of CNPC

(4) Summary of significant related party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On August 28, 2014, based on the original Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which will take effect since January 1, 2015. The new Comprehensive Products and Services Agreement includes all the terms of the Agreement signed in 2011.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,777 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee of land was adjusted to RMB 4,831. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter will be effective since January 1, 2015.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing building. The Company agreed to lease an aggregate area of approximately 1,179,586 square meters from CNPC, and adjusted the total fee of building, according to the newly confirmed area of leasing building and the situation of building market. In addition, the annual fee of building was adjusted to RMB 708. Besides area and fee of building, the other lease terms of the Buildings Leasing Contract kept the same. The confirmation letter will be effective since January 1, 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

	Notes	2015	2014
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	80,045	95,670
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	121,188	149,084
Fees for production services	(3)	134,729	155,229
Social services charges	(4)	3,330	3,205
Ancillary services charges	(5)	4,297	4,497
Material supply services	(6)	23,740	25,863
Financial services
Interest income	(7)	304	665
Interest expense	(8)	13,769	14,557
Other financial service expense	(9)	970	532
Rents and other payments made under financial leasing	(10)	238	201
Rental paid to CNPC	(11)	4,195	3,273
Purchases of assets from CNPC and its subsidiaries	(12)	1,141	1,498

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.
(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.
(3)	Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.
(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of December 31, 2015 were RMB 19,961 (December 31, 2014: RMB 31,307).
(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2015 were RMB 326,671 (December 31, 2014: RMB 364,789).
(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.
(11)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.
(12)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

	2015	2014
(a) Sales of goods
- Crude Oil	1,983	4,659
- Refined products	30,341	56,766
- Chemical products	817	994
(b) Sales of services	37	36
(c) Purchases of goods	22,780	57,277
(d) Purchases of services	11,964	14,242

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2015, the eliminated commissioned loans totalled RMB 105,804, including short-term loans of RMB 98,196, loans due within one year of RMB 1,462 and long-term loans of RMB 6,146.

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2015	December 31, 2014
CNPC and its subsidiaries
Accounts receivable	5,500	2,564
Other receivables	4,586	428
Advances to suppliers	2,561	3,194
Other non-current assets	8,237	10,397

Associates and joint ventures
Accounts receivable	1,175	1,597
Other receivables	—	4
Advances to suppliers	106	277
Other non-current assets	3,382	3,502

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2015, the provisions for bad debts of the receivables from related parties amounted to RMB 17 (December 31, 2014: RMB 90).

As of December 31, 2015, the receivables from related parties represented 26% (December 31, 2014: 17%) of total receivables.

(b) Payables to related parties

	December 31, 2015	December 31, 2014
CNPC and its subsidiaries
Accounts payable	60,659	79,420
Other payables	16,495	22,355
Advances from customers	512	920
Notes payable	392	420
Other non-current liabilities	3,406	3,000

Associates and joint ventures
Accounts payable	571	832
Other payables	113	184
Advances from customers	60	230

As of December 31, 2015, the payables to related parties represented 25% (December 31, 2014: 30%) of total payables.

(8) Key management personnel compensation

	2015 RMB’000	2014 RMB’000
Key management personnel compensation	13,171	14,132

55 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At December 31, 2015 and 2014, the Group did not guarantee any borrowings or others related parties or third parties.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

(3) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

56 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2015 and December 31, 2014 under non-cancellable operating leases are as follows:

	December 31, 2015	December 31, 2014

Within one year	9,859	9,855

Between one and two years	8,479	7,960

Between two and three years	7,849	7,862

Thereafter	166,150	172,269

	192,337	197,946

Operating lease expenses for the year ended December 31, 2015 was RMB 14,861 (2014: RMB 10,935).

(2) Capital commitments

As of December 31, 2015, the Group’s capital commitments contracted but not provided for were RMB 56,310 (December 31, 2014: RMB 63,027).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 643 for the year ended December 31, 2015 (2014: RMB 719).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

Estimated annual payments for the next five years are as follows:

	December 31, 2015	December 31, 2014

Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

57 EVENTS SUBSEQUENT TO BALANCE SHEET DATE

Pursuant to the Notice on Issues Concerning Further Improving the Refined Oil Price for the Establishment of the Refined Oil Price Mechanism (Fa Gai Jia Ge [2016] No. 64), it is prescribed that commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of refined oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price in China shall remain unadjusted or shall be slightly adjusted upwards in principle. There shall also be a liberalization of the ex-factory price of the liquefied petroleum gas.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2015 (All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1 NON-RECURRING PROFIT/LOSS ITEMS

	2015	2014

Net loss on disposal of non-current assets	(3,082)	(2,674)

Government grants recognised in the income statement	4,824	3,932

Net gain on disposal of available-for-sale financial assets	177	100

Reversal of provisions for bad debts against receivables	99	56

Gain on transfer of remaining natural gas reserves in natural gas storage	2,618	—

Remeasurement to fair value of pre-existing interest in acquiree	22,807	—

Other non-operating income and expenses	(4,157)	(4,362)

	23,286	(2,948)

Tax impact of non-recurring profit/loss items	(6,186)	446

Impact of non-controlling interests	159	(401)

Total	17,259	(2,903)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 42,089 and RMB 42,364, respectively, with a difference of RMB 275; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,344,034 and RMB 1,344,288, respectively, with a difference of RMB 254. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (Established in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (together the “Group”) set out on pages 182 to 232, which comprise the consolidated statement of financial position as at December 31, 2015, the consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at December 31, 2015, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 23, 2016

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2015

(Amounts in millions)

	Notes	2015	2014
		RMB	RMB
REVENUE	6	1,725,428	2,282,962

OPERATING EXPENSES
Purchases, services and other		(1,056,795)	(1,486,225)
Employee compensation costs	8	(118,082)	(120,822)
Exploration expenses, including exploratory dry holes		(18,380)	(22,064)
Depreciation, depletion and amortisation		(202,875)	(177,463)
Selling, general and administrative expenses		(71,270)	(73,413)
Taxes other than income taxes	9	(205,884)	(237,997)
Other income, net		27,110	4,855

TOTAL OPERATING EXPENSES		(1,646,176)	(2,113,129)

PROFIT FROM OPERATIONS		79,252	169,833

FINANCE COSTS
Exchange gain		9,536	5,020
Exchange loss		(10,168)	(7,333)
Interest income		2,019	1,596
Interest expense	10	(24,328)	(23,319)

TOTAL NET FINANCE COSTS		(22,941)	(24,036)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	17	1,504	10,962

PROFIT BEFORE INCOME TAX EXPENSE	7	57,815	156,759
INCOME TAX EXPENSE	12	(15,726)	(37,731)

PROFIT FOR THE YEAR		42,089	119,028

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		(20,965)	(7,557)
Fair value gain from available-for-sale financial assets, net of tax		596	91
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		130	159

OTHER COMPREHENSIVE LOSS, NET OF TAX		(20,239)	(7,307)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		21,850	111,721

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		35,517	107,172
Non-controlling interests		6,572	11,856

		42,089	119,028

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		18,965	101,279
Non-controlling interests		2,885	10,442

		21,850	111,721

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.19	0.59

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015

(Amounts in millions)

	Notes	2015	2014
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,784,905	1,747,691
Investments in associates and joint ventures	17	70,976	116,947
Available-for-sale financial assets	18	2,869	2,170
Advance operating lease payments	20	70,551	66,341
Intangible and other non-current assets	21	98,272	62,962
Deferred tax assets	31	16,927	14,995
Time deposits with maturities over one year		—	3,059

TOTAL NON-CURRENT ASSETS		2,044,500	2,014,165

CURRENT ASSETS
Inventories	22	126,877	165,977
Accounts receivable	23	52,262	53,104
Prepaid expenses and other current assets	24	88,280	83,379
Notes receivable	25	8,233	12,827
Time deposits with maturities over three months but within one year		919	2,243
Cash and cash equivalents	26	72,773	73,778

TOTAL CURRENT ASSETS		349,344	391,308

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	331,040	364,060
Income taxes payable		7,879	6,917
Other taxes payable		26,262	39,724
Short-term borrowings	28	106,226	169,128

TOTAL CURRENT LIABILITIES		471,407	579,829

NET CURRENT LIABILITIES		(122,063)	(188,521)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,922,437	1,825,644

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		711,755	707,303
Reserves	30	284,940	285,570

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,179,716	1,175,894
NON-CONTROLLING INTERESTS		164,318	141,887

TOTAL EQUITY		1,344,034	1,317,781

NON-CURRENT LIABILITIES
Long-term borrowings	28	434,475	370,301
Asset retirement obligations	32	117,996	109,154
Deferred tax liabilities	31	13,120	15,900
Other long-term obligations		12,812	12,508

TOTAL NON-CURRENT LIABILITIES		578,403	507,863

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,922,437	1,825,644

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

(Amounts in millions)

	2015	2014
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	42,089	119,028
Adjustments for:
Income tax expense	15,726	37,731
Depreciation, depletion and amortisation	202,875	177,463
Capitalised exploratory costs charged to expense	9,608	12,063
Safety fund reserve	1,434	1,451
Share of profit of associates and joint ventures	(1,504)	(10,962)
Reversal of provision for impairment of receivables, net	74	30
Write down in inventories, net	3,335	1,850
Impairment of available-for-sale financial assets	74	5
Loss on disposal of property, plant and equipment	4,661	3,721
Remeasurement to fair value of pre-existing interest in acquiree	(22,807)	—
Gain on disposal of other non-current assets	(1,756)	(1,089)
Dividend income	(288)	(374)
Interest income	(2,019)	(1,596)
Interest expense	24,328	23,319
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	5,581	2,651
Inventories	36,256	59,215
Accounts payable and accrued liabilities	(28,163)	(16,966)

CASH FLOWS GENERATED FROM OPERATIONS	289,504	407,540
Income taxes paid	(28,192)	(51,063)

NET CASH FLOWS FROM OPERATING ACTIVITIES	261,312	356,477

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended December 31, 2015

(Amounts in millions)

	2015	2014
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(217,750)	(306,551)
Acquisition of investments in associates and joint ventures	(1,637)	(2,587)
Acquisition of available-for-sale financial assets	(625)	(219)
Advance payments on long-term operating leases	(2,524)	(2,735)
Acquisition of intangible assets and other non-current assets	(3,586)	(3,071)
Payments to non-controlling interests due to acquisition of subsidiaries	(6,496)	(13)
Proceeds from disposal of property, plant and equipment	1,923	7,250
Acquisition of subsidiaries	(17,855)	—
Proceeds from disposal of other non-current assets	16,987	377
Interest received	1,585	777
Dividends received	9,617	12,319
Decrease in time deposits with maturities over three months	4,482	3,615

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(215,879)	(290,838)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(530,808)	(524,137)
Repayments of long-term borrowings	(250,745)	(175,297)
Interest paid	(20,777)	(21,039)
Dividends paid to non-controlling interests	(5,314)	(8,172)
Dividends paid to owners of the Company	(29,005)	(59,475)
Increase in short-term borrowings	481,762	528,907
Increase in long-term borrowings	311,809	214,695
Capital contribution from non-controlling interests	1,596	1,587
Payments to non-controlling interests due to capital reduction of subsidiaries	(299)	(17)
Decrease in other long-term obligations	(3,658)	(1,364)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(45,439)	(44,312)

TRANSLATION OF FOREIGN CURRENCY	(999)	1,044

(Decrease) / increase in cash and cash equivalents	(1,005)	22,371
Cash and cash equivalents at beginning of the year	73,778	51,407

Cash and cash equivalents at end of the year	72,773	73,778

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2015

(Amounts in millions)

	Attributable to Owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2014	183,021	669,300	280,414	1,132,735	137,200	1,269,935

Profit for the year ended December 31, 2014	—	107,172	—	107,172	11,856	119,028

Other comprehensive loss for the year ended December 31, 2014	—	—	(5,893)	(5,893)	(1,414)	(7,307)

Special reserve-safety fund reserve	—	—	1,423	1,423	28	1,451

Transfer to reserves	—	(9,686)	9,686	—	—	—

Dividends	—	(59,475)	—	(59,475)	(7,429)	(66,904)

Acquisition of subsidiaries	—	—	(48)	(48)	53	5

Capital contribution from non-controlling interests	—	—	(9)	(9)	1,695	1,686

Other	—	(8)	(3)	(11)	(102)	(113)

Balance at December 31, 2014	183,021	707,303	285,570	1,175,894	141,887	1,317,781

Balance at January 1, 2015	183,021	707,303	285,570	1,175,894	141,887	1,317,781

Profit for the year ended December 31, 2015	—	35,517	—	35,517	6,572	42,089

Other comprehensive loss for the year ended December 31, 2015	—	—	(16,552)	(16,552)	(3,687)	(20,239)

Special reserve-safety fund reserve	—	—	1,303	1,303	131	1,434

Transfer to reserves	—	(2,103)	2,103	—	—	—

Dividends	—	(29,005)	—	(29,005)	(5,515)	(34,520)

Acquisition of subsidiaries	—	—	12,530	12,530	23,755	36,285

Capital contribution from non-controlling interests	—	—	—	—	2,040	2,040

Other	—	43	(14)	29	(865)	(836)

Balance at December 31, 2015	183,021	711,755	284,940	1,179,716	164,318	1,344,034

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).

2	BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

A listing of the Group’s principal subsidiaries is set out in Note 19.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

For purposes of the presentation of the Company’s statement of financial position, investments in associates are accounted for at cost less impairment.

A listing of the Group’s principal associates is shown in Note 17.

(c) Investments in joint ventures

Ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

For purposes of the presentation of the Company’s statement of financial position, investments in joint ventures are accounted for at cost less impairment.

A listing of the Group’s principal joint ventures is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h) Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(i) Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

Classification

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable and other receivables. The recognition methods for loans and receivables are disclosed in the respective policy notes.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other income / (expenses), net” in the period in which they arise.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

(j) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(k) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l) Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(n) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(p) Taxation

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a crude oil special gain levy (Note 9), consumption tax (Note 9), resource tax (Note 9), urban construction tax, education surcharges and business tax.

(q) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of value added taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.

(r) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(s) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(t) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2015 that would be expected to have a material impact on the Group.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

IFRS 9 Financial Instruments (“IFRS 9”), published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The adoption of this standard is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities.

IFRS 15 Revenue from contracts with customers (“IFRS15”) establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The Group is assessing the potential impact on its consolidated financial statements.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

4	FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2015 is 28.7% (December 31, 2014: 29.0%).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2015 and 2014 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6	REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of revenue by segment is shown in Note 38.

7	PROFIT BEFORE INCOME TAX EXPENSE

	2015	2014
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	288	275
Reversal of provision for impairment of receivables	99	56
Reversal of write down in inventories	59	74
Remeasurement to fair value of pre-existing interest in acquiree (i)	22,807	—

Charged
Amortisation of intangible and other assets	4,141	4,531
Auditors’ remuneration (ii)	53	53
Cost of inventories recognised as expense	1,282,039	1,713,290
Provision for impairment of receivables	173	86
Loss on disposal of property, plant and equipment	4,661	3,721
Operating lease expenses	16,786	12,582
Research and development expenses	11,856	13,088
Write down in inventories	3,394	1,924

(i)	After the Company through PetroChina Pipelines Co., Ltd. (a wholly owned subsidiary of the Group) acquired PetroChina United Pipelines Co., Ltd. (a former joint venture of the Group)(Note 19(ii)), the Company remeasured the fair value of its pre-existing interest in PetroChina United Pipelines Co., Ltd. at the acquisition date, and recognized the difference between the fair value and carrying value of such interest as “Other Income” in the consolidated statement of comprehensive income.
(ii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 36 payable to the Company’s current auditor and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services (2014: RMB 34).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2015	2014
	RMB	RMB
Wages, salaries and allowances	75,651	78,329
Social security costs	42,431	42,493

	118,082	120,822

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2015	2014
	RMB	RMB
Crude oil special gain levy	—	64,376
Consumption tax	149,323	104,262
Resource tax	18,584	26,305
Other	37,977	43,054

	205,884	237,997

10	INTEREST EXPENSE

	2015	2014
	RMB	RMB
Interest on
Bank loans
- wholly repayable within five years	1,254	1,921
- not wholly repayable within five years	5	5
Other loans
- wholly repayable within five years	19,835	19,325
- not wholly repayable within five years	57	11
Accretion expense (Note 32)	5,950	5,406
Less: Amounts capitalised	(2,773)	(3,349)

	24,328	23,319

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost was 4.28% -5.76 % per annum for the year ended December 31, 2015 (2014: 5.76%).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2015 and 2014 are as follows:

	2015				2014
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Wang Yilin(i)	—	—	—	—	—
Mr. Zhou Jiping(i)	—	—	—	—	—

Vice Chairman:
Mr. Wang Dongjin(ii)	—	576	158	734	1,137

Executive director:
Mr. Liu Hongbin	—	546	153	699	1,001
Mr. Zhao Zhengzhang(iii)	—	516	155	671	892

Non-executive directors:
Mr. Li Xinhua	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—
Mr. Yu Baocai	—	—	—	—	—
Mr. Shen Diancheng	—	—	—	—	—
Mr. Liu Yuezhen	—	—	—	—	—
Mr. Liu Hongru	—	—	—	—	153
Mr. Franco Bernabè	—	—	—	—	111
Mr. Li Yongwu	—	—	—	—	161
Mr. Cui Junhui	—	—	—	—	—
Mr. Chen Zhiwu	220	—	—	220	228
Mr Richard H. Matzke	230	—	—	230	116
Mr. Lin Boqiang	249	—	—	249	172
Mr. Zhang Biyi	252	—	—	252	153

	951	—	—	951	1,094

Supervisors:
Mr. Guo Jinping	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—
Mr. Li Qingyi	—	—	—	—	—
Mr. Jia Yimin	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—
Mr. Wang Guangjun	—	—	—	—	483
Mr. Li Luguang	—	—	—	—	529
Mr. Yao Wei	—	707	89	796	793
Mr. Liu Hehe	—	655	69	724	615
Mr. Yang Hua	—	785	53	838	454
Mr. Li Jiamin	—	595	176	771	630
Mr. Wang Daocheng	—	—	—	—	112
Mr. Fan Fuchun	—	—	—	—	106

	—	2,742	387	3,129	3,722

	951	4,380	853	6,184	7,846

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(i)	Mr. Wang Yilin was elected as the chairman from June 23, 2015, and Mr. Zhou Jiping ceased being the chairman from June 23, 2015.
(ii)	Mr. Wang Dongjin also serves as the Chief Executive.
(iii)	Mr. Zhao Zhengzhang was elected as an executive director from June 23, 2015.
(iv)	The emoluments received by the following peoples are not reflected in the analysis shown above:

Mr. Liao Yongyuan ceased being a non-executive director and vice chairman from March 17, 2015, and received no emoluments from the Company during the year 2015 and 2014; Mr. Wang Lixin ceased being the supervisor from August 26, 2014, and received no emoluments from the Company during the year 2015 and 2014.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2015. (2014: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2014 except for Mr. Cui Junhui)

The five highest paid individuals in the Company for the year ended December 31, 2015 include three supervisors whose emoluments are reflected in the analysis shown above and the note; and two key managements whose allowances and other benefits were RMB 0.780 and RMB 0.768, respectively, and whose contribution to retirement benefit scheme were RMB 0.130 and RMB 0.132, respectively.

The five highest paid individuals in the Company for the year ended December 31, 2014 include five directors whose emoluments are reflected in the analysis shown above and the note.

During 2015 and 2014, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

12	INCOME TAX EXPENSE

	2015	2014
	RMB	RMB

Current taxes	18,998	41,007

Deferred taxes (Note 31)	(3,272)	(3,276)

	15,726	37,731

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2015	2014
	RMB	RMB

Profit before income tax expense	57,815	156,759

Tax calculated at a tax rate of 25%	14,454	39,190
Tax return true-up	2,008	1,900
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	910	2,302
Effect of preferential tax rate	(5,436)	(6,948)
Tax effect of income not subject to tax	(2,875)	(4,953)
Tax effect of expenses not deductible for tax purposes	6,665	6,240

Income tax expense	15,726	37,731

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 35,517 for the year ended December 31, 2015 (2014: RMB 107,172).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2015 and 2014 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

15	DIVIDENDS

	2015	2014
	RMB	RMB

Interim dividends attributable to owners of the Company for 2015 (a)	11,433	—

Proposed final dividends attributable to owners of the Company for 2015 (b)	4,550	—

Interim dividends attributable to owners of the Company for 2014 (c)	—	30,656

Final dividends attributable to owners of the Company for 2014 (d)	—	17,572

	15,983	48,228

(a)	Interim dividends attributable to owners of the Company in respect of 2015 of RMB 0.06247 yuan per share amounting to a total of RMB 11,433 were paid on September 18, 2015 (A shares) and October 27, 2015 (H shares).
(b)	At the 1st meeting of the Board in 2016, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2015 of RMB 0.02486 yuan per share amounting to a total of RMB 4,550. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2016 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30,656 were paid on September 19, 2014 (A share) and September 29,2014 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2014 of RMB 0.09601 yuan per share amounting to a total of RMB 17,572 were paid on July 9, 2015 (A share) and August 13, 2015 (H shares).
(e)	Final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835 were paid on July 17, 2014.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2015	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	192,026	1,688,154	850,075	28,217	19,345	246,094	3,023,911

Additions	4,421	6,745	70,253	2,403	944	191,466	276,232

Transfers	12,675	133,708	39,084	—	1,405	(186,872)	—

Disposals or write offs	(2,354)	(14,961)	(5,563)	(867)	(280)	(9,608)	(33,633)

Currency translation differences	(1,564)	(13,759)	(518)	(167)	(396)	(4,276)	(20,680)

At end of the year	205,204	1,799,887	953,331	29,586	21,018	236,804	3,245,830

Accumulated depreciation and impairment
At beginning of the year	(68,649)	(807,712)	(373,401)	(17,381)	(8,968)	(109)	(1,276,220)

Charge for the year and others	(10,263)	(135,889)	(52,899)	(2,155)	(2,370)	(3,554)	(207,130)

Disposals or write offs or transfers	1,296	10,039	4,434	771	191	3	16,734

Currency translation differences	712	4,008	551	146	407	(133)	5,691

At end of the year	(76,904)	(929,554)	(421,315)	(18,619)	(10,740)	(3,793)	(1,460,925)

Net book value

At end of the year	128,300	870,333	532,016	10,967	10,278	233,011	1,784,905

Year Ended December 31, 2014	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	177,705	1,495,374	759,411	27,743	17,412	288,538	2,766,183

Additions	1,406	43,935	5,160	1,127	890	251,670	304,188

Transfers	14,618	167,979	97,759	—	1,284	(281,640)	—

Disposals or write offs	(1,974)	(8,635)	(12,519)	(692)	(348)	(12,063)	(36,231)

Currency translation differences	271	(10,499)	264	39	107	(411)	(10,229)

At end of the year	192,026	1,688,154	850,075	28,217	19,345	246,094	3,023,911

Accumulated depreciation and impairment
At beginning of the year	(59,919)	(694,318)	(339,545)	(15,967)	(7,493)	(118)	(1,117,360)

Charge for the year and others	(9,713)	(121,810)	(40,541)	(2,021)	(1,670)	(5)	(175,760)

Disposals or write offs or transfers	1,041	4,935	6,766	621	246	12	13,621

Currency translation differences	(58)	3,481	(81)	(14)	(51)	2	3,279

At end of the year	(68,649)	(807,712)	(373,401)	(17,381)	(8,968)	(109)	(1,276,220)

Net book value

At end of the year	123,377	880,442	476,674	10,836	10,377	245,985	1,747,691

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The depreciation charge of the Group for the year ended December 31, 2015 included impairment losses of RMB 25,022 (2014: RMB 3,685) primarily related to oil and gas properties. The impairment of these properties is due primarily to the lower price of crude oil, higher production costs and operating costs. The carrying values of these assets were written down to their recoverable values.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2015 and 2014.

	2015	2014
	RMB	RMB
At beginning of the year	20,878	24,507

Additions to capitalised exploratory well costs pending the determination of proved reserves	21,698	26,504

Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(12,791)	(18,070)

Capitalised exploratory well costs charged to expense	(9,608)	(12,063)

At end of the year	20,177	20,878

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2015	December 31, 2014
	RMB	RMB
One year or less	13,330	14,913

Over one year	6,847	5,965

Balance at December 31	20,177	20,878

RMB 6,847 at December 31, 2015 (December 31, 2014: RMB 5,965) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

17	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

	Country of	Registered		Interest Held
Name	Incorporation	Capital	Principal Activities	Direct %	Indirect %

Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

China Petroleum Finance Co., Ltd.	PRC	5,441	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	49.00	—

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Dividends received and receivable from associates and joint ventures were RMB 9,489 in 2015 (2014: RMB 11,815).

In 2015, investments in associates and joint ventures of RMB 55 (2014: RMB 71) were disposed of, resulting in a gain of RMB 1,258 (2014: a gain of RMB 41).

In 2015, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 3,846 (2014: RMB 5,661) and RMB 1,042 (2014: RMB 113), respectively.

Interest in Associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	49.00	49.00	49.00	49.00

Current assets	4,214	5,564	351,516	354,634	2,272	7,689

Non-current assets	4,180	3,472	288,537	285,833	8,095	1,010

Current liabilities	8,248	12,473	544,674	526,866	4,907	3,527

Non-current liabilities	7,000	2,368	51,809	74,876	—	—

Net (liabilities) / assets	(6,854)	(5,805)	43,570	38,725	5,460	5,172

Group’s share of net assets	—	—	21,349	18,975	2,675	2,534

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	21,698	19,324	2,675	2,534

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2015	2014	2015	2014	2015	2014
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	18,170	38,983	10,335	9,703	480	376

(Loss) / profit for the year	(984)	(1,465)	5,839	5,432	286	173

Other comprehensive income	—	—	294	561	1	—

Total comprehensive (loss) / income	(984)	(1,465)	6,133	5,993	287	173

Group’s share of total comprehensive income	—	—	3,005	2,937	141	85

Dividends received by the Group	—	—	631	1,248	—	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Interest in Joint Ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00

Non-current assets	2,076	1,966	34,902	42,363

Current assets	4,653	6,060	597	709

Including: cash and cash equivalents	1,703	1,585	355	460

Non-current liabilities	691	707	23,595	18,973

Including: Non-current financial liabilities excluding trade and other payables and provisions	504	518	14,919	11,873

Current liabilities	3,399	4,806	1,365	1,237

Including: Current financial liabilities excluding trade and other payables and provisions	1,308	2,277	269	257

Net assets	2,639	2,513	10,539	22,862

Net assets attributable to owners	2,416	2,406	10,539	22,862

Group’s share of net assets	1,208	1,203	5,270	11,431

Elimination of unrealised profit	—	—	—	—

Elimination of transactions with the Group	—	—	(41)	(38)

Carrying amount of interest in joint ventures	1,208	1,203	5,229	11,393

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.
	2015	2014	2015	2014
	RMB	RMB	RMB	RMB
Revenue	27,587	53,552	971	1,120

Depreciation, depletion and amortisation	(88)	(86)	(484)	(553)

Interest income	35	48	6	11

Interest expense	(56)	(71)	(1,189)	(1,052)

Income tax expense	(33)	(20)	—	—

Net profit / (loss)	93	101	(10,753)	(4,439)

Total comprehensive income / (loss) 100%	176	(9)	(12,934)	(4,684)

Total comprehensive income / (loss) by share	67	(14)	(6,467)	(2,342)

Elimination of unrealised profit	—	—	—	—

Group’s share of total comprehensive income / (loss)	67	(14)	(6,467)	(2,342)

Dividends received by the Group	18	11	—	—

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2015	December 31, 2014
	RMB	RMB
Available-for-sale financial assets	3,198	2,489

Less: Impairment losses	(329)	(319)

	2,869	2,170

Available-for-sale financial assets comprise principally unlisted equity securities and bonds.

In 2015, available-for-sale financial assets of RMB 381 (2014: RMB 67) were disposed of, resulting in the realisation of a gain of RMB 177 (2014: RMB 100).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights %	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	14,000	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Pipelines Co., Ltd. (ii)	PRC	50	Limited liability company	72.26	72.26	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
(ii)	In November 2015, PetroChina Pipelines Co., Ltd. in which the Company has 100% equity interest, was established with a registered capital of RMB 50. In order to straighten out the equity relationships among the Company’s pipeline subsidiaries and establish a centralized platform for management, operation, investment and financing of pipeline assets and save operational costs, the Company through PetroChina Pipelines Co., Ltd. integrated the affiliated pipeline companies in the Company.

Before the integration, the Company directly held 50% of the equity interests of PetroChina United Pipelines Co., Ltd. (“United Pipelines”), which was a joint venture of the Company. After the integration, PetroChina Pipelines Co., Ltd. acquired 100% of the equity interests of United Pipelines on December 31, 2015. This acquisition was a business combination not under common control. The difference between the cost of acquisition of RMB 121,036 (including cash of RMB 17,856 and equity interests of PetroChina Pipelines Co., Ltd. of RMB 103,180) and the fair value of the identifiable net assets of the acquiree at the acquisition date RMB 83,042 amounting to RMB 37,994 was recognised as goodwill.

At December 31, 2015, the net assets of United Pipelines were RMB 83,042, and its net profit for the period from the date of acquisition to December 31, 2015 was nil. For the year ended December 31, 2015, revenue and net profit of United Pipelines were RMB 16,334 and RMB 7,744, respectively.

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2015	December 31, 2014	December 31, 2015
	RMB	RMB	RMB
Percentage ownership interest (%)	50%	50%	72.26%

Current assets	36,052	23,164	16,268

Non-current assets	111,753	127,503	263,268

Current liabilities	28,551	18,990	54,297

Non-current liabilities	15,420	19,496	30,492

Net assets	103,834	112,181	194,747

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	2015	2014	2015
	RMB	RMB	RMB
Revenue	33,541	52,258	2,796

Profit from continuing operations	2,448	12,473	1,015

Total comprehensive income	(7,889)	9,549	1,015

Profit allocated to non-controlling interests	1,292	7,535	282

Dividends paid to non-controlling interests	775	3,268	720

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised statement of cash as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	2015	2014	2015
	RMB	RMB	RMB
Net cash inflow from operating activities	8,293	13,792	2,554

Net cash (outflow) / inflow from investing activities	(2,762)	18,060	(19,434)

Net cash (outflow) / inflow from financing activities	(4,284)	(7,731)	21,744

Effect of foreign exchange rate changes on cash and cash equivalents	586	(44)	—

Net increase in cash and cash equivalents	1,833	24,077	4,864

Cash and cash equivalents at the beginning of the year	26,870	2,793	—

Cash and cash equivalents at the end of the year	28,703	26,870	4,864

20	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2015	December 31, 2014
	RMB	RMB
Land use rights	52,710	48,702
Advance lease payments	17,841	17,639

	70,551	66,341

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2015			December 31, 2014
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,119	(4,765)	2,354	6,979	(4,275)	2,704

Computer software	8,983	(5,870)	3,113	8,244	(5,004)	3,240

Goodwill (i)	45,589	—	45,589	7,233	—	7,233

Other	18,181	(5,469)	12,712	17,497	(4,819)	12,678

Intangible assets	79,872	(16,104)	63,768	39,953	(14,098)	25,855

Other assets			34,504			37,107

			98,272			62,962

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited and United Pipelines (Note 19(ii)), completed in 2009, 2011 and 2015, respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

22	INVENTORIES

	December 31, 2015	December 31, 2014
	RMB	RMB

Crude oil and other raw materials	42,605	59,870
Work in progress	8,426	13,165
Finished goods	79,502	95,154
Spare parts and consumables	45	39

	130,578	168,228
Less: Write down in inventories	(3,701)	(2,251)

	126,877	165,977

23	ACCOUNTS RECEIVABLE

	December 31, 2015	December 31, 2014
	RMB	RMB

Accounts receivable	52,785	53,620
Less: Provision for impairment of receivables	(523)	(516)

	52,262	53,104

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB

Within 1 year	49,493	51,878
Between 1 and 2 years	2,231	862
Between 2 and 3 years	239	282
Over 3 years	299	82

	52,262	53,104

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2015	2014
	RMB	RMB

At beginning of the year	516	496
Provision for impairment of accounts receivable	32	74
Receivables written off as uncollectible	(12)	(16)
Reversal of provision for impairment of accounts receivable	(13)	(38)

At end of the year	523	516

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2015	December 31, 2014
	RMB	RMB

Other receivables	17,124	19,564
Advances to suppliers	19,334	22,977

	36,458	42,541
Less: Provision for impairment	(2,432)	(2,488)

	34,026	40,053
Value-added tax to be deducted	37,600	37,485
Prepaid expenses	956	989
Other current assets	15,698	4,852

	88,280	83,379

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.31% per annum for the year ended December 31, 2015 (2014: 2.23% per annum).

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2015	December 31, 2014
	RMB	RMB

Trade payables	69,496	84,929

Advances from customers	50,930	54,007

Salaries and welfare payable	5,900	5,903

Accrued expenses	104	164

Dividends payable by subsidiaries to non-controlling shareholders	475	274

Interest payable	2,995	2,621

Construction fee and equipment cost payables	133,389	155,324

Loans borrowed from related parties	11,055	15,665

Other	56,696	45,173

	331,040	364,060

Other consists primarily of customer deposits.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The aging analysis of trade payables at December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB

Within 1 year	64,830	79,903
Between 1 and 2 years	1,987	2,898
Between 2 and 3 years	1,106	1,059
Over 3 years	1,573	1,069

	69,496	84,929

28	BORROWINGS

	December 31, 2015	December 31, 2014
	RMB	RMB

Short-term borrowings excluding current portion of long-term borrowings	70,059	115,333

Current portion of long-term borrowings	36,167	53,795

	106,226	169,128

Long-term borrowings	434,475	370,301

	540,701	539,429

Borrowings of the Group of RMB 72,625 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2015 (December 31, 2014: RMB 50,878).

The Group’s borrowings include secured liabilities totaling RMB 104 at December 31, 2015 (December 31, 2014: RMB 3,367). These borrowings are secured over equity amounting to RMB 152 (December 31, 2014: RMB 3,301, majority secured over certain of the Group’s time deposits with maturities over one year).

	December 31, 2015	December 31, 2014
	RMB	RMB

Total borrowings:
- interest free	199	1,345
- at fixed rates	358,289	339,624
- at floating rates	182,213	198,460

	540,701	539,429

Weighted average effective interest rates:
- bank loans	2.15%	1.90%
- corporate debentures	4.59%	4.59%
- medium-term notes	3.97%	4.12%
- other loans	3.69%	4.15%

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The borrowings by major currency at December 31, 2015 and December 31, 2014 are as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB

RMB	413,023	402,180
US Dollar	120,180	134,011
Other currency	7,498	3,238

	540,701	539,429

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 465,848 (December 31, 2014: RMB 416,017) at December 31, 2015. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.06% to 5.60% per annum as of December 31, 2015 (December 31, 2014: 0.27% to 6.18%) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2015	December 31, 2014
	RMB	RMB
Within 1 year	125,377	189,435
Between 1 and 2 years	114,772	76,999
Between 2 and 5 years	267,560	222,379
After 5 years	107,439	128,580

	615,148	617,393

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

29	SHARE CAPITAL

	December 31, 2015	December 31, 2014
	RMB	RMB

Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

30	RESERVES AND RETAINED EARNINGS

(a) Reserves

	Group		Company
	2015	2014	2015	2014
	RMB	RMB	RMB	RMB

Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681

Ending balance	133,308	133,308	130,681	130,681

Statutory Common Reserve Fund (a)
Beginning balance	184,737	175,051	173,645	163,959
Transfer from retained earnings	2,103	9,686	2,103	9,686

Ending balance	186,840	184,737	175,748	173,645

Special Reserve-Safety Fund Reserve
Beginning balance	10,345	8,922	7,027	6,398
Safety fund reserve	1,303	1,423	306	629

Ending balance	11,648	10,345	7,333	7,027

Currency Translation Differences
Beginning balance	(20,114)	(13,956)	—	—
Currency translation differences	(16,952)	(6,158)	—	—

Ending balance	(37,066)	(20,114)	—	—

Other Reserves
Beginning balance	(22,706)	(22,911)	(6,592)	(6,527)
Acquisition of subsidiaries	12,530	(48)	—	—
Fair value gain / (loss) on available-for-sale financial assets	270	106	(76)	140
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	130	159	—	—
Other	(14)	(12)	148	(205)

Ending balance	(9,790)	(22,706)	(6,520)	(6,592)

	284,940	285,570	307,242	304,761

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2015, the Company’s distributable reserve amounted to RMB 594,437 (December 31, 2014: RMB 608,423).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) The Company’s retained earnings

	2015	2014
	RMB	RMB
At beginning of the year	609,030	585,495
Total comprehensive income for the year	16,529	92,696
Transfer to reserves	(2,103)	(9,686)
Dividends	(29,005)	(59,475)
Other	(14)	—

At end of the year	594,437	609,030

31	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	2015	2014
	RMB	RMB
At beginning of the year	905	3,940
Transfer to profit and loss (Note 12)	(3,272)	(3,276)
Credit to other comprehensive income	(1,449)	(172)
Acquisition of subsidiaries	9	413

At end of the year	(3,807)	905

Deferred tax balances before offset are attributable to the following items:

	December 31, 2015	December 31, 2014
	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	9,447	11,965
Tax losses	29,712	20,861
Non-current:
Impairment of long-term assets	7,045	6,773
Other	7,809	6,976

Total deferred tax assets	54,013	46,575

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	37,039	41,605
Other	13,167	5,875

Total deferred tax liabilities	50,206	47,480

Net deferred tax assets	3,807	—

Net deferred tax liabilities	—	905

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Deferred tax balances after offset are listed as below:

	December 31, 2015	December 31, 2014
	RMB	RMB
Deferred tax assets	16,927	14,995
Deferred tax liabilities	13,120	15,900

There were no material unrecognised tax losses at December 31, 2015 and 2014.

32	ASSET RETIREMENT OBLIGATIONS

	2015	2014
	RMB	RMB
At beginning of the year	109,154	94,531
Liabilities incurred	4,266	9,992
Liabilities settled	(677)	(418)
Accretion expense (Note 10)	5,950	5,406
Currency translation differences	(697)	(357)

At end of the year	117,996	109,154

Asset retirement obligations relate to oil and gas properties (Note 16).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2015 amounted to RMB 16,357 (2014: RMB 15,674).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2015 and 2014, the Group did not guarantee related parties or third parties any borrowings or others.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

35	COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2015 and 2014 under non-cancellable operating leases are as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB
No later than 1 year	9,859	9,855
Later than 1 year and no later than 5 years	30,425	30,656
Later than 5 years	152,053	157,435

	192,337	197,946

(b) Capital commitments

At December 31, 2015, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 56,310 (December 31, 2014: RMB 63,027).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 643 for the year ended December 31, 2015 (2014: RMB 719).

Estimated annual payments for the next five years are as follows:

	December 31, 2015	December 31, 2014
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2015		2014
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%
China Petroleum & Chemical Corporation	33,482	2	101,364	5
CNPC and its fellow subsidiaries	80,045	5	95,670	4

	113,527	7	197,034	9

37	RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 28, 2014 for a period of three years which took effect on January 1, 2015 The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2011.

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 106,304 in the year ended December 31, 2015 (2014: RMB 148,712).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 6,919 in the year ended December 31, 2015 (2014: RMB 9,413).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 322,028 in the year ended December 31, 2015 (2014: RMB 409,397).

•	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,141 in the year ended December 31, 2015 (2014: RMB 1,498).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

	December 31, 2015	December 31, 2014
	RMB	RMB
Accounts receivable	6,658	4,144
Prepayments and other receivables	7,253	3,830
Other non-current assets	11,619	13,899
Accounts payable and accrued liabilities	78,802	104,361
Other non-current liabilities	3,406	3,000

•	Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 304 in the year ended December 31, 2015 (2014: RMB 665). The balance of deposits at December 31, 2015 was RMB 19,961 (December 31, 2014: RMB 31,307).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 14,739 in the year ended December 31, 2015 (2014: RMB 15,089).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2015 were RMB 326,671 (December 31, 2014: RMB 364,789).

•	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 238 in the year ended December 31, 2015 (December 31, 2014: RMB 201).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 28, 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777 million square metres with rental payable adjusted to approximately RMB 4,831 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square metres with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015.

(b) Key management compensation

	2015	2014
	RMB’000	RMB’000
Emoluments and other benefits	11,256	13,381
Contribution to retirement benefit scheme	1,915	751

	13,171	14,132

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

38	SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The segment information for the operating segments for the year ended December 31, 2015 and 2014 are as follows:

Year Ended December 31, 2015	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	475,412	642,428	1,383,426	281,778	2,507	2,785,551
Less: intersegment sales	(384,423)	(502,007)	(146,719)	(26,259)	(715)	(1,060,123)

Revenue from external customers	90,989	140,421	1,236,707	255,519	1,792	1,725,428

Depreciation, depletion and amortisation	(148,958)	(24,400)	(12,974)	(14,489)	(2,054)	(202,875)

Profit / (loss) from operations	33,961	4,883	(500)	51,231	(10,323)	79,252

Finance costs:
Exchange gain						9,536
Exchange loss						(10,168)
Interest income						2,019
Interest expense						(24,328)

Total net finance costs						(22,941)

Share of profit of associates and joint ventures						1,504

Profit before income tax expense						57,815
Income tax expense						(15,726)

Profit for the year						42,089

Segment assets	1,221,942	311,149	343,721	597,240	1,518,486	3,992,538
Other assets						28,043
Investments in associates and joint ventures	32,413	1,249	9,517	3,424	24,373	70,976
Elimination of intersegment balances (a)						(1,697,713)

Total assets						2,393,844

Capital expenditure	157,822	15,725	7,061	20,360	1,270	202,238

Segment liabilities	511,098	114,888	148,556	206,920	727,579	1,709,041
Other liabilities						47,261
Elimination of intersegment balances (a)						(706,492)

Total liabilities						1,049,810

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Year Ended December 31, 2014	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	777,574	846,082	1,938,501	284,262	3,027	3,849,446
Less: intersegment sales	(629,186)	(668,002)	(244,226)	(24,398)	(672)	(1,566,484)

Revenue from external customers	148,388	178,080	1,694,275	259,864	2,355	2,282,962

Depreciation, depletion and amortisation	(129,221)	(21,533)	(11,709)	(12,804)	(2,196)	(177,463)

Profit / (loss) from operations	186,897	(23,560)	5,421	13,126	(12,051)	169,833

Finance costs:
Exchange gain						5,020
Exchange loss						(7,333)
Interest income						1,596
Interest expense						(23,319)

Total net finance costs						(24,036)

Share of profit of associates and joint ventures	3,476	36	31	4,692	2,727	10,962

Profit before income tax expense						156,759
Income tax expense						(37,731)

Profit for the year						119,028

Segment assets	1,216,424	339,374	365,433	491,079	1,515,043	3,927,353
Other assets						15,955
Investments in associates and joint ventures	42,283	1,118	10,249	41,439	21,858	116,947
Elimination of intersegment balances (a)						(1,654,782)

Total assets						2,405,473

Capital expenditure	221,479	30,965	5,616	32,919	750	291,729

Segment liabilities	505,029	136,492	169,804	172,402	688,203	1,671,930
Other liabilities						62,541
Elimination of intersegment balances (a)						(646,779)

Total liabilities						1,087,692

Geographical information

	Revenue		Non-current assets (b)
	2015	2014	December 31, 2015	December 31, 2014
	RMB	RMB	RMB	RMB
Mainland China	1,185,189	1,479,183	1,796,288	1,738,389
Other	540,239	803,779	228,416	255,552

	1,725,428	2,282,962	2,024,704	1,993,941

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

39	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	Notes		2015	2014
			RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment			1,073,048	1,079,347
Investments in associates and joint ventures			18,896	57,816
Available-for-sale financial assets			1,565	1,486
Subsidiaries			352,918	304,292
Advance operating lease payments			55,172	53,398
Intangible and other non-current assets			31,334	35,730
Deferred tax assets			13,493	10,334

TOTAL NON-CURRENT ASSETS			1,546,426	1,542,403

CURRENT ASSETS
Inventories			91,912	124,046
Accounts receivable			7,362	6,405
Prepaid expenses and other current assets			169,855	133,867
Notes receivable			6,745	9,743
Cash and cash equivalents			12,970	38,507

TOTAL CURRENT ASSETS			288,844	312,568

CURRENT LIABILITIES
Accounts payable and accrued liabilities			194,057	217,475
Other taxes payable			22,517	31,036
Short-term borrowings			124,094	147,589

TOTAL CURRENT LIABILITIES			340,668	396,100

NET CURRENT LIABILITIES			(51,824)	(83,532)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,494,602	1,458,871

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings	30	(b)	594,437	609,030
Reserves	30	(a)	307,242	304,761

TOTAL EQUITY			1,084,700	1,096,812

NON-CURRENT LIABILITIES
Long-term borrowings			320,829	283,830
Asset retirement obligations			83,094	72,999
Other long-term obligations			5,979	5,230

TOTAL NON-CURRENT LIABILITIES			409,902	362,059

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,494,602	1,458,871

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

40	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 23, 2016 and will be submitted to shareholders for approval at the annual general meeting to be held on May 25, 2016.

41	EVENTS AFTER THE REPORTING PERIOD

Pursuant to the Notice on Issues Concerning Further Improving the Refined Oil Price for the Establishment of the Refined Oil Price Mechanism (Fa Gai Jia Ge [2016] No. 64), it is prescribed that commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of refined oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price in China shall remain unadjusted or shall be slightly adjusted upwards in principle. There shall also be a liberalization of the ex-factory price of the liquefied petroleum gas.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2015 and 2014 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group

Reserves at December 31, 2013	10,820	69,323	22,374

Changes resulting from:

Revisions of previous estimates	(16)	(2,707)	(467)

Improved recovery	94	—	94

Extensions and discoveries	646	7,511	1,898

Sales	(5)	—	(5)

Production	(946)	(3,029)	(1,451)

Reserves at December 31, 2014	10,593	71,098	22,443

Changes resulting from:

Revisions of previous estimates	(1,663)	(206)	(1,697)

Improved recovery	106	—	106

Extensions and discoveries	457	9,764	2,084

Production	(972)	(3,131)	(1,494)

Reserves at December 31, 2015	8,521	77,525	21,442

Proved developed reserves at:

December 31, 2014	7,253	35,824	13,224

December 31, 2015	6,196	40,406	12,930

Proved undeveloped reserves at:

December 31, 2014	3,340	35,274	9,219

December 31, 2015	2,325	37,119	8,512

Equity method investments

Share of proved developed and undeveloped reserves of associates and joint ventures

December 31, 2014	500	449	575

December 31, 2015	504	354	563

At December 31, 2015, total proved developed and undeveloped reserves of the Group and equity method investments is 22,005 million barrels of oil equivalent (December 31, 2014: 23,017 million barrels of oil equivalent), comprising 9,025 million barrels of crude oil and condensate (December 31, 2014: 11,093 million barrels) and 77,879 billions of cubic feet of natural gas (December 31, 2014: 71,547 billions of cubic feet).

At December 31, 2015, 7,650 million barrels (December 31, 2014: 9,735 million barrels) of crude oil and condensate and 75,858 billion cubic feet (December 31, 2014: 69,836 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 871 million barrels (December 31, 2014: 858 million barrels) of crude oil and condensate and 1,667 billion cubic feet (December 31, 2014: 1,262 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Capitalised Costs

	December 31, 2015	December 31, 2014
	RMB	RMB
The Group
Property costs and producing assets	1,421,608	1,331,810
Support facilities	378,279	356,344
Construction-in-progress	109,007	113,247

Total capitalised costs	1,908,894	1,801,401
Accumulated depreciation, depletion and amortisation	(929,554)	(807,712)

Net capitalised costs	979,340	993,689

Equity method investments
Share of net capitalised costs of associates and joint ventures	30,418	35,092

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2015
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Property acquisition costs	—	456	456

Exploration costs	28,542	1,011	29,553

Development costs	100,328	18,611	118,939

Total	128,870	20,078	148,948

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,798	2,798

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Property acquisition costs	—	20,406	20,406

Exploration costs	34,457	1,954	36,411

Development costs	126,097	34,117	160,214

Total	160,554	56,477	217,031

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	5,292	5,292

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2015 and 2014 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2015
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Revenue

Sales to third parties	41,980	35,983	77,963

Inter-segment sales	292,656	4,696	297,352

	334,636	40,679	375,315

Production costs excluding taxes	(114,848)	(9,177)	(124,025)

Exploration expenses	(17,045)	(1,335)	(18,380)

Depreciation, depletion and amortisation	(112,566)	(22,753)	(135,319)

Taxes other than income taxes	(23,727)	(5,050)	(28,777)

Accretion expense	(5,720)	(230)	(5,950)

Income taxes	(15,629)	(1,290)	(16,919)

Results of operations from producing activities	45,101	844	45,945

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	(4,188)	(4,188)

Total of the Group and equity method investments results of operations for producing activities	45,101	(3,344)	41,757

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Revenue

Sales to third parties	87,676	43,260	130,936

Inter-segment sales	466,051	9,205	475,256

	553,727	52,465	606,192

Production costs excluding taxes	(116,564)	(9,739)	(126,303)

Exploration expenses	(20,787)	(1,277)	(22,064)

Depreciation, depletion and amortisation	(101,168)	(17,522)	(118,690)

Taxes other than income taxes	(102,506)	(10,367)	(112,873)

Accretion expense	(5,220)	(186)	(5,406)

Income taxes	(41,119)	(4,159)	(45,278)

Results of operations from producing activities	166,363	9,215	175,578

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	6,940	6,940

Total of the Group and equity method investments results of operations for producing activities	166,363	16,155	182,518

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2015 and 2014 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2015 and 2014 is as follows:

RMB
The Group
At December 31, 2015
Future cash inflows	5,443,534
Future production costs	(2,181,423)
Future development costs	(444,553)
Future income tax expense	(567,946)

Future net cash flows	2,249,612
Discount at 10% for estimated timing of cash flows	(1,188,237)

Standardised measure of discounted future net cash flows	1,061,375

RMB
The Group
At December 31, 2014
Future cash inflows	8,225,339
Future production costs	(3,650,129)
Future development costs	(527,848)
Future income tax expense	(863,348)

Future net cash flows	3,184,014
Discount at 10% for estimated timing of cash flows	(1,589,255)

Standardised measure of discounted future net cash flows	1,594,759

At December 31, 2015, RMB 1,023,933 (December 31, 2014: RMB 1,520,307) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 37,442 (December 31, 2014: RMB 74,452) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2015	19,712
December 31, 2014	37,118

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
	RMB	RMB
The Group
Beginning of the year	1,595,704	1,551,265
Sales and transfers of oil and gas produced, net of production costs	(209,600)	(352,016)
Net changes in prices and production costs and other	(716,150)	62,017
Extensions, discoveries and improved recovery	157,220	189,828
Development costs incurred	49,064	59,075
Revisions of previous quantity estimates	(121,809)	(51,424)
Accretion of discount	172,090	160,293
Net change in income taxes	134,856	(23,786)
Sales	—	(493)

End of the year	1,061,375	1,594,759

CORPORATE INFORMATION

Board of Directors

Chairman:	Wang Yilin

Vice Chairman:	Wang Dongjin

Executive Director:	Liu Hongbin	Zhao Zhengzhang

Non-executive Directors:	Yu Baocai	Shen Diancheng	Liu Yuezhen

Independent Non-executive Directors:	Chen Zhiwu	Richard H. Matzke

	Lin Boqiang	Zhang Biyi

Secretary to the Board of Directors:	Wu Enlai

Joint Company Secretary:	Mao Zefeng

Supervisory Committee

Chairman:	Guo Jinping

Supervisors:	Zhang Fengshan	Li Qingyi	Jia Yimin

	Jiang Lifu	Yang Hua	Yao Wei

	Li Jiamin	Liu Hehe

Other Senior Management

	Sun Longde	Huang Weihe	Xu Fugui

	Lin Aiguo	Wang Lihua	Wu Enlai

	Lv Gongxun	Tian Jinghui	Zhao Dong

Authorised Representatives

	Liu Yuezhen	Wu Enlai

Auditors
Overseas Auditors	Domestic Auditors
KPMG	KPMG Huazhen LLP
8th Floor, Prince’s Building	8th Floor, KPMG Tower, Oriental Plaza
10 Chater Road	1 East Chang An Avenue
Central, Hong Kong	Beijing, PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Freshfields Bruckhaus Deringer	Shearman & Sterling
3705 China World Office Two	12th Floor
1 Jianguomenwai Avenue	Gloucester Tower
Beijing	The Landmark
15 Queen’s Road
Central
Hong Kong
as to PRC law:
King & Wood Mallesons
20/F, East Tower, World Financial Center
No.1 East 3rd Ring Middle Road
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong

Principal Bankers
Industrial and Commercial Bank of China,	Bank of China, Head Office
Head Office	1 Fuxingmennei Avenue
55 Fuxingmennei Avenue	Xicheng District
Xicheng District	Beijing, PRC
Beijing, PRC

China Construction Bank	China Development Bank Corporation
25 Finance Street Xicheng District Beijing, PRC	Limited
29 Fuchengmenwai Avenue
Xicheng District
Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Bank Corporation Limited
Tongtai Mansion, 33 Finance Street	A27 Finance Street
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Agricultural Bank of China Limited
23A Fuxing Road
Haidian District
Beijing, PRC

Depository

BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2016. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6270
Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the applicable laws and regulations and the Articles of Association:

1. The original of the annual report for 2015 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr Wang Yilin, Chairman of the Company, Mr Wang Dongjin, Vice Chairman and President of the Company, and Mr Zhao Dong, Chief Financial Officer of the Company.

3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5. The original copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The Articles of Association.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2015 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the directors and senior management:

Wang Yilin	Wang Dongjin	Yu Baocai	Shen Diancheng	Liu Yuezhen

Liu Hongbin	Zhao Zhenzhang	Chen Zhiwu	Richard H. Matzke	Lin Boqiang

Zhang Biyi	Sun Longde	Huang Weihe	Xu Fugui	Lin Aiguo

Wang Lihua	Wu Enlai	Lv Gongxun	Tian Jinghui	Zhao Dong

March 23, 2016

This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.

This report is printed on recycled paper made in the People’s Republic of China.
Designer: Petroleum Colour Image Center 010-80427356 64435201